Form 20-F
BELL CANADA INTERNATIONAL INC /
filed 2003-05-12
CIK 1119954

--------------------------------------------------------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------
                                    FORM 20-F

[   ]    Registration Statement pursuant to Section 12(b) or (g) of the
         Securities Exchange Act of 1934

[ X ] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year ended December 31, 2002

[   ]    Transition Report pursuant to Section 13 or 15(d) of the Securities
         Exchange Act of 1934


                         Commission File Number: 0-31384

                         BELL CANADA INTERNATIONAL INC.
             (Exact name of Registrant as specified in its Charter)

                                     CANADA
                 (Jurisdiction of incorporation or organization)

                 1000 De La Gauchetiere Street West, Suite 1200
                            Montreal, Quebec, Canada
                                     H3B 4Y8
                                 (514) 392-2384
          (Address and telephone number of principal executive offices)

  Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Act"):

      Title of each class           Name of each exchange on which registered

           None                                   None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

      Title of each class           Name of each exchange on which registered

     Common Shares, without par value        The Toronto Stock Exchange and
                                             The Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None



Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

      40,000,000 Common Shares, without par value, as of December 31, 2002

--------------------------------------------------------------------------------
FORM 20-F

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

               Yes___X____              No________


Indicate by check mark which financial statement item the Registrant has elected to follow:

               Item 17_____              Item 18__X___


--------------------------------------------------------------------------------
FORM 20-F

                                      TABLE OF CONTENTS
GLOSSARY       ................................................................5

EXPLANATORY NOTES..............................................................8

FORWARD-LOOKING STATEMENTS.....................................................8

EXCHANGE RATE INFORMATION......................................................9

PART I  ......................................................................10

        ITEM  1:     IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISERS......10

        ITEM  2:     OFFER STATISTICS AND EXPECTED TIMETABLE..................10

        ITEM  3:     KEY INFORMATION..........................................10

                      A.   Selected Financial Data............................10

                      B.   Capitalization and Indebtedness....................12

                      C.   Reasons for the Offer and Use of Proceeds..........12

                      D.   Risk Factors.......................................12

        ITEM  4:     INFORMATION ABOUT THE CORPORATION........................12

                      A.   History and Development of the Corporation.........12

                      B.   Business Overview..................................22

                      C.   Organizational Structure...........................23

                      D.   Property, Plants and Equipment.....................27

        ITEM  5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS.............28

                      A. Management's Discussion and Analysis of Financial
                      Condition and Results of Operations.....................28
                      B. Research and Development.............................44
                      C. Trend Information....................................44

        ITEM  6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...............44

                      A.   Directors and Senior Management....................44

                      B.   Compensation.......................................49

                      C.   Board Practices....................................54

                      D.   Employees..........................................56

                      E.   Share Ownership....................................56

        ITEM  7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS........56

                      A.   Major Shareholders.................................56

                      B.   Related Party Transactions.........................56

        ITEM  8:     FINANCIAL INFORMATION....................................58

                      A.   Financial Information..............................58

                      B.   Legal Proceedings..................................58

        ITEM  9:     THE OFFER AND LISTING....................................59

                      A.   Offer and Listing Details..........................59

                      B.   Plan of Distribution...............................61

                      C.   Markets............................................61

                      D.   Selling Shareholders...............................61

                      E.   Dilution...........................................62

                      F.   Expenses of the Issue..............................62

        ITEM  10:    ADDITIONAL INFORMATION...................................62

                      A.   Share Capital......................................62

                      B.   Articles of the Corporation........................62
--------------------------------------------------------------------------------
FORM 20-F

                      C.   Material Contracts.................................63

                      D.   Exchange Controls..................................64

                      E.   Taxation...........................................64

                      F.   Dividends and Paying Agents........................67

                      G.   Statements by Experts..............................67

                      H.   Documents on Display...............................67

                      I.  Subsidiary Information..............................67

        ITEM  11:    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                     MARKET RISK..............................................68

        ITEM  12:    DESCRIPTION OF SECURITIES TO BE REGISTERED...............69

PART II   ....................................................................69

        ITEM  13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..........69

        ITEM  14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF
                     SECURITY HOLDERS AND USE OF PROCEEDS.....................69

        ITEM  15:    CONTROLS AND PROCEDURES..................................69

                      A. Evaluation of Disclosure Controls and Procedures.....69
                      B. Changes in Internal Controls.........................69

        ITEM  16:    RESERVED.................................................69

PART III  ....................................................................69

        ITEM  17:    FINANCIAL STATEMENTS.....................................69

        ITEM  18:    FINANCIAL STATEMENTS.....................................70

        ITEM  19:    EXHIBITS.................................................70

EXHIBIT INDEX................................................................118

SIGNATURES...................................................................119

CERTIFICATIONS...............................................................120



--------------------------------------------------------------------------------
FORM 20-F

                                    GLOSSARY

    B-Band: A sub-band allocated to one wireless operator. The sum of these sub-bands constitutes the "band" allocated for a wireless service.

    ADSL or Asymmetric Digital Subscriber Line: Modems attached to telcos' twisted pair copper plant enabling the transmission of data along the telephony signals, reaching full duplex speeds of up to 8.2 Mbps downstream (to the subscriber) and up to 640 Kbps upstream, depending on line distance.

    Analog: A transmission method employing a continuous (rather than pulsed or digital) signal that varies in amplitude or frequency in direct response to changes in sound impressed on a transducer in the sending device. Derived from the word "analogous", the signal being transmitted - voice, video or image - is "analogous" to the original signal.

    Band:  A range of frequencies in the same spectrum.

    Base Station: The central radio transmitter/receiver that maintains communications with mobile radiotelephone sets within a given range.

    CDMA or Code Division Multiple Access: A digital wireless transmission technology used in cellular telephone communications, personal communications services and other wireless communications systems. CDMA is a spread spectrum technology in which calls are assigned a pseudo-random code to encode digital bit streams. The coded signals are then transmitted over the air on a frequency between the end user and a cell site, where they are processed by a base station. CDMA allows more than one wireless user to simultaneously occupy a single radio frequency band with reduced interference, where each user uses its own particular code.

    Cellular Network: A wireless telecommunications system based on a grid of cells which enables the reuse of the available radio spectrum many times in one network. Each cell contains transmitters, receivers and antennae, and is connected to switching control equipment.

     Channel: A pathway for the transmission of information between a sending point and a receiving point.

    CLEC or Competitive Local Exchange Carrier: Competitors to incumbent telecommunications companies (ILEC) for access and service in the same territory.

    Digital: A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal. Digital transmission offers a clearer signal, virtually immune to the problems that plague analog modulation such as fading and static noise. CDMA, TDMA and GSM are examples of digital standards.

    Frequency: The number of cycles per second, measured in Hertz, of a periodic oscillation or wave in radio wave propagation.

--------------------------------------------------------------------------------
FORM 20-F

    GHz or Gigahertz: A unit of measure of frequency; one GHz is equal to one billion cycles per second.

    GSM or Global System for Mobile Communications: The global system for mobile communications. GSM is an example of a TDMA system.

    Interconnection: Any variety of arrangements that permit the connection of telecommunications equipment to a common carrier network, such as a public switched telephone network, and which defines the terms of revenue-sharing. Terms of interconnection are either negotiated between the network operators or imposed by regulatory authorities.

    ISP or Internet Service Provider: A vendor who provides access for customers to the Internet and the World Wide Web.

    Kbps (kilobits per second): A unit of measure of transmission speed; one Kbps is equal to one thousand bits per second.

    LMDS or Local Multipoint Distribution Service (Broadband Wireless): Digital wireless service, usually in the 24-52 GHz range, which can transmit large quantities of high resolution voice, data and video signals into the home. Broadband connectivity is a usual attribute of such a system and an essential element for interactive multimedia applications.

    Mbps (megabits per second): A unit of measure of transmission speed; one Mbps is equal to one million bits per second.

    MHz or Megahertz: A unit of measure of frequency; one MHz is equal to one million cycles per second.

    Microwave:  The radio band transmission between 300 MHz and 32 GHz.

    Pay Television: Any television service supported by subscriber fees, as distinguished from services supported by advertising.

    PCS or Personal Communications Services: Cellular-like services provided at the 2 GHz band of the radio spectrum rather than 800 MHz. A type of wireless telephone system that uses light, inexpensive handheld sets and communicates via low power antennas.

     Penetration: An operator's subscribers within a defined area divided by the number of homes passed for cable television within that area.

    POP:  A population equivalent where one person equals one POP.

    Proportionate POPs: A population figure adjusted for a company's percentage of ownership in each of its licensed operations.

--------------------------------------------------------------------------------
FORM 20-F

    Roaming: A service offered by mobile communications network operators which allows a subscriber to use his or her handset while in the service area of another carrier. Roaming requires an agreement between operators of different networks to permit customers of either operator to access the other's network.

    Spectrum:  The range of electromagnetic frequencies available for use.

    TDMA or Time Division Multiple Access: A type of multiplexing that combines data streams by assigning each stream a different time slot in a set. TDMA repeatedly transmits a fixed sequence of time slots over a single transmission channel. GSM, PCS-1900 and D-AMPS are examples of wireless TDMA systems.

    VOIP or Voice-over Internet protocol: An application that permits the transmission of voice across a packet-switched data network via the Internet Protocol (IP). IP telephony treats voice as another form of data and makes better use of the available bandwidth. As a result, VOIP networks carry voice traffic at a lower cost than a switched-circuit telephone network.


--------------------------------------------------------------------------------
FORM 20-F

                                EXPLANATORY NOTES

    In this annual report, the terms "Corporation" and "BCI" mean Bell Canada International Inc., a Canadian corporation, and includes, unless the context otherwise requires, all companies in which the Corporation holds an ownership interest, directly or indirectly. The term "BCE" means BCE Inc. and the term "BCE Group" means BCE and its subsidiaries.

    As at December 31, 2002, the companies in which BCI holds a material economic interest include: Canbras Communications Corp. ("Canbras") and Axtel S.A. de C.V. ("Axtel"). BCI also has interests in Genesis Telecom, C.A. ("Genesis") and Vesper S.A., Vesper Sao Paulo S.A. and Vento Ltda. (collectively, the "Vespers"). For accounting purposes, as at December 31, 2002, Canbras and Axtel are recorded under "Investments" on the balance sheet at the lower of carrying value and estimated net realizable value and their operating results are not reflected in BCI's consolidated statements of earnings. BCI's investments in Genesis and the Vespers have been previously written off.

    Certain terms used herein are defined in the glossary found at pages 5 to 7 of this annual report or elsewhere herein. In this annual report, unless otherwise indicated or unless the context otherwise requires, all dollar amounts are expressed in Canadian dollars, all references to "US$" are to U.S. dollars.

                           FORWARD-LOOKING STATEMENTS

    This annual report on Form 20-F contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws under "Item 3: Key Information", "Item 4: Information about the Corporation" and "Item 5: Operating and Financial Review and Prospects". The words "estimate", "project", "plan", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These statements are based on certain assumptions made by the Corporation. However, whether actual results and developments will conform with the Corporation's expectations and predictions is subject to a number of risks and uncertainties, including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the "SEC") and the risk factors found under "Item 5: Operating and Financial Review and Prospects - Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Factors" and "- Statement of Net Assets" of this annual report. These risk factors, among others, in some cases have affected and in the future could affect the Corporation's financial performance and actual results and could cause actual results to differ materially from those projected results expressed in any such forward-looking statements. Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. In addition, BCI may, from time to time, make oral forward-looking statements. United States securities laws provide a safe harbour from liability with respect to oral forward-looking statements if certain conditions are satisfied, including if the oral forward-looking statements are accompanied by an oral statement that additional information concerning factors that could cause actual results to materially differ from those in the oral forward-looking statements is contained in a written document filed with the SEC. To take advantage of the safe harbour with respect to oral forward-looking statements that BCI may make from time to time, you will find under "Item 5:
Operating and Financial Review and Prospects - Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Factors" and "- Statement of Net Assets" a list of risk factors which could cause actual results of BCI to materially differ from those in the oral forward-looking statements.

--------------------------------------------------------------------------------
FORM 20-F

    The Corporation disclaims any obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise.


                            EXCHANGE RATE INFORMATION

    The following table reflects the low and high rates of exchange for one U.S. dollar expressed in Canadian dollars in effect during the periods noted, the rates of exchange at the end of such periods and the average of the exchange rates on the last day of each month during such periods, based on the average noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate").


                                                                      Years ended December 31,
Annual Rates                                        2002           2001           2000          1999           1998
------------                                        ----           ----           ----          ----           ----
                                                    Cdn$           Cdn$           Cdn$          Cdn$           Cdn$
Low for the period.............................   1.5108         1.4933         1.4350        1.4440         1.4075
High for the period............................   1.6128         1.6023         1.5600        1.5302         1.5770
Rate at end of the period......................   1.5800         1.5925         1.4995        1.4440         1.5375
Average rates..................................   1.5704         1.5487         1.4855        1.4858         1.4836



Monthly Rates                                         Low for the period                  High for the period
-------------                                         ------------------                  -------------------
                                                             Cdn$                                Cdn$

November 2002..................................             1.5528                              1.5903
December 2002..................................             1.5478                              1.5800
January 2003...................................             1.5220                              1.5750
February 2003..................................             1.4880                              1.5315
March 2003.....................................             1.4659                              1.4905
April 2003.....................................             1.4336                              1.4843


    On April 30, 2003, the Noon Buying Rate was $1.4336 per US$1.00.


--------------------------------------------------------------------------------
FORM 20-F

                                     PART I

ITEM 1:   IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISERS

          Not applicable.


ITEM 2:   OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.


ITEM 3:   KEY INFORMATION

A.   Selected Financial Data

    The selected consolidated financial information for the Corporation presented below has been derived from the Corporation's audited consolidated financial statements. This information should be read in conjunction with "Item 5: Operating and Financial Review and Prospects - Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto in "Item 18: Financial Statements".

    The Corporation's audited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). See note 29 of the Corporation's audited consolidated financial statements appearing under the heading "Item 18: Financial Statements", which provides a summary of material differences between Canadian GAAP and US GAAP and other US GAAP disclosures.


--------------------------------------------------------------------------------
FORM 20-F

                                                                   For the Fiscal Years Ended December 31,
                                                           -----------------------------------------------------------
                                                                2002                  2001                 2000
                                                           ----------------      ---------------     -----------------
                                                                (in thousands of dollars, except per share data)
Amounts under Canadian GAAP
Income Statement Data:

Revenues                                              $          231,639    $         373,929    $            74,871

Cost of sales                                                    101,472              176,987                 48,837
Selling, general and administrative expenses                      77,993              139,316                 71,384
Depreciation and amortization                                     72,885              192,782                 26,455
                                                           ----------------      ---------------     -----------------

Operating loss from continuing operations                        (20,711)            (135,156)               (71,805)

Foreign exchange (loss) gain                                     (64,504)             (69,532)                40,162
Interest expense                                                (121,900)            (228,387)               (93,246)
Loss on investments                                             (412,226)            (157,626)              (105,175)
Other income                                                       1,714               40,671                  6,647
                                                           ----------------      ---------------     -----------------

Loss from continuing operations before
   income taxes and non-controlling interest                    (617,627)            (550,030)              (223,417)
Non-controlling interest                                           5,274               24,561                   (800)
                                                           ----------------      ---------------     -----------------
Net loss from continuing operations                             (612,353)            (525,469)              (224,217)
Discontinued operations                                          652,374              220,022                407,703
                                                           ----------------      ---------------     -----------------

Net earnings (loss)                                               40,021             (305,447)               183,486
Interest on convertible debentures                                (3,233)             (28,144)               (27,483)
                                                           ----------------      ---------------     -----------------

Net earnings (loss) applicable to common shares       $           36,788    $        (333,591)   $           156,003
                                                           ================      ===============     =================
Net earnings (loss) per common share - basic          $             1.05    $         (506.21)   $            237.09
                                                           ================      ===============     =================

Net earnings (loss) per common share - diluted        $             1.05    $         (506.21)   $            225.41
                                                           ================      ===============     =================


Other Financial Data:
Dividends declared per common share                   $               --    $              --    $                --
Cash (used for) provided by continuing operations                (74,407)             (28,274)                25,363
Capital expenditures                                              41,189              102,609                 36,650

Amounts under US GAAP(1)
Income Statement Data:
Revenues                                              $          231,639    $         373,929    $            74,871
Net earnings (loss) applicable to common shares                 (454,260)            (220,279)                53,589
Net earnings (loss) per common share - basic                      (15.03)             (334.26)                 81.44
Net earnings (loss) per common share - diluted                    (15.03)             (334.26)                 80.95

Balance Sheet Data:
Cash and cash equivalents                             $            2,617    $         378,204    $           123,680
Working capital (deficiency)                                     397,210           (1,443,562)              (198,790)
Fixed assets, net                                                    168            1,185,460              1,261,168
Total assets                                                     447,232            4,754,783              4,269,119
Total long-term debt(2)                                          160,000            2,201,253              1,637,269
Non-controlling interest                                          --                   98,397                 30,530
Stated capital and contributed surplus                         1,951,560              846,101                845,536
Shareholders' equity (deficit):
   Canadian GAAP                                                 263,928              338,518                446,783
   US GAAP(1)                                                    221,428             (270,771)              (204,681)

-------------------------

(1)    As a result of the adoption of the Plan of Arrangement (see "Item 4:
       Information about the Corporation - History and Development of the Corporation - Plan of Arrangement"), the Corporation adopted the liquidation basis of accounting under US GAAP effective July 1, 2002. This basis of accounting is considered appropriate when, amongst other things, steps are underway to liquidate the Corporation and the net realizable value of assets is reasonably determinable. Accordingly, the income statement data presented under US GAAP is for the 181-day period from January 1, 2002 until June 30, 2002. Under US GAAP, a consolidated statement of net assets is presented as at December 31, 2002 and a statement of changes in net assets is presented for the 184 days ended December 31, 2002. Under Canadian GAAP, a consolidated balance sheet is presented as at December 31, 2002 and statement of earnings is presented for the year ended December 31, 2002.

(2) Total long-term debt includes long-term debt and current portion of long-term debt.

--------------------------------------------------------------------------------
FORM 20-F

B.       Capitalization and Indebtedness

         Not applicable.

C.       Reasons for the Offer and Use of Proceeds

         Not applicable.

D.       Risk Factors

    See "Item 5: Operating and Financial Review and Prospects - Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Factors" and "- Statement of Net Assets" for a description of risk factors.


ITEM 4:   INFORMATION ABOUT THE CORPORATION

A.    History and Development of the Corporation

General

    The Corporation was incorporated under the name 139125 Canada Inc. under the Canada Business Corporations Act on January 18, 1985, and did not carry on any substantial operations until September 1997. The Corporation's articles were then amended on September 4, 1997 to change its name to "Bell Canada International Inc." The Corporation's parent company, a wholly-owned subsidiary of BCE, concurrently amended its articles to change its name to BCI Telecom Holding Inc. ("BTH"). On September 28, 1997, the Corporation acquired all of the direct and indirect interests of BTH in its telecommunications operating companies and development projects in emerging markets and other related assets. On October 6, 1997, BCI completed an initial public offering of common shares, with BCE, through BTH, retaining a 73.7% interest in BCI. On December 1, 1998, 3499201 Canada Inc., a wholly-owned subsidiary of BCE, acquired from BTH its interest in the Corporation and, on December 31, 1998, BTH was wound-up into BCE. In connection with the Corporation's Plan of Arrangement (as defined below), the Corporation filed articles of arrangement on July 17, 2002.

    As at December 31, 2002 and April 30, 2003, BCE held directly and indirectly a 62.2% interest in the Corporation.

    The head office of the Corporation is located at 1000 De La Gauchetiere Street West, Suite 1200, Montreal, Quebec, Canada, H3B 4Y8 and the telephone number is (514) 392-2384.

Plan of Arrangement

    The Corporation is currently operating under a court supervised plan of arrangement (the "Plan of Arrangement"), which was approved by the Ontario Superior Court of Justice (the "Court") on July 17, 2002. Pursuant to the Plan of Arrangement, the Corporation is actively seeking to dispose of its remaining assets, including its interests in Canbras and Axtel (see "Item 4: Information about the Corporation - Organizational Structure"). The Corporation intends to monetize its assets in an orderly fashion and resolve any outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the Corporation with the assistance of Ernst & Young Inc., the monitor appointed by the Court under the Plan of Arrangement (the "Monitor"), and the approval of the Court.

--------------------------------------------------------------------------------
FORM 20-F

    As a result of the Plan of Arrangement, the operations of the Corporation are limited to the execution of the Plan of Arrangement, pursuant to which BCI:

     o concluded the sale of its interest in Telecom Americas Ltd. ("Telecom Americas");

     o will proceed with the disposition of its remaining assets in an orderly fashion with the assistance of the Monitor and under the supervision of the Court;

     o will seek resolution, with the assistance of the Monitor, of outstanding claims against BCI in order to make final distributions to its shareholders; and

     o following the final distribution to its shareholders and the determination and adjudication of all claims against BCI, will proceed to the dissolution of the Corporation.

    On December 2, 2002, the Court approved a claims identification process for BCI. The claims identification process establishes a procedure by which all claims against BCI will be identified within a specified period. This period will begin following the Court's decision with respect to the certification as a class action of a lawsuit filed by a BCI shareholder, which certification decision is expected in the second quarter of 2003 (see "Item 8: Financial Information - Legal Proceedings"). Following the period for the identification of claims, which is expected to be completed in the second half of 2003, it is expected that the Court, upon the Monitor's advice, will make further orders with respect to the timing, determination and resolution of the identified claims.

    As at April 30, 2003, subject to the resolution of certain contingent claims against BCI, cash and cash equivalents, and temporary investments, together with the anticipated proceeds from the disposition of Canbras, BCI would likely be able to repay its creditors and make a distribution to its shareholders. See note 25 of the Corporation's audited consolidated financial statements appearing under the heading "Item 18: Financial Statements".

    On March 27, 2003, BCI announced that Axtel is proceeding with a series of transactions pursuant to which Axtel debt will be reduced by US$400 million. These restructuring transactions include a capital call on shareholders in which BCI is not participating that will result in a reduction of BCI's equity interest in Axtel to 1.5%. In connection with the restructuring, which also includes a settlement of all amounts under a BCI service agreement with Axtel, BCI will receive at closing cash of approximately US$2.7 million and non-interest-bearing notes receivable with a total face value of approximately US$12.9 million. Approximately US$3.5 million of the notes receivable from Axtel will be payable in instalments on June 30, September 30 and December 31 of 2003, and approximately US$9.4 million of the notes receivable will be payable in the second quarter of 2006.

--------------------------------------------------------------------------------
FORM 20-F

    Following BCI's announcement early in 2002 of its intention to dispose of its interest in Canbras, Canbras, with the assistance of its financial advisor, commenced a process aimed at gauging potential interest by third parties in acquiring all of Canbras' broadband communications businesses in Brazil. This process is ongoing and while a number of parties have showed interest in Canbras, valuation and financing issues could make it difficult to obtain an offer on acceptable terms, and there can be no assurance as to the outcome of the sale process.

    In addition, Canbras' sale process may be negatively affected by Canbras' severe liquidity challenges in 2003 and 2004. Currently, the most pressing liquidity challenge facing Canbras is the inability of Canbras' primary subsidiary, Canbras TVA, to repay a US$9.25 million obligation under its credit facility due in mid-May 2003 that would result in an acceleration of the entire amount (US$18.5 million) of the indebtedness under the facility. Canbras is currently engaged in discussions with its bank lenders and the partner in Canbras TVA, and progress has been made with regard to a potential restructuring of the debt that could avoid a payment default by Canbras TVA this May and that would be based on a business plan that could enable Canbras to continue in operation for 2003 and beyond. Canbras is cautiously optimistic that all parties will reach an acceptable agreement with the intention of addressing the various liquidity challenges facing Canbras.

    If a favourable outcome is achieved with respect to Canbras TVA's obligations under its credit facility, it is possible that prior to completing a disposition of its interest in Canbras, BCI may consider making further minor investments in Canbras. Any decisions BCI takes with regard to further investments in Canbras will depend on whether BCI believes such investments will enhance the value and the liquidity of its interest in Canbras and will further be subject to the Monitor's review and Court approval.

    BCI expects that a preliminary distribution to shareholders may be possible in the second half of 2004. This timing is dependent on the resolution of BCI's major contingent liabilities, in particular the class action lawsuits by certain former holders of BCI's convertible debentures and by a common shareholder (see "Item 8: Financial Information - Legal Proceedings"). However, various factors such as appeals of court decisions could delay this timing by several months.

    If BCI is successful in making a preliminary distribution to the shareholders in the second half of 2004, the Corporation may make further distributions to shareholders at later dates. The timing of such further distributions will depend on when BCI is able to monetize all of its remaining assets and resolve all claims against the Corporation.

Historical Overview

    Pre-Telecom Americas

    In October 1997, the Corporation completed an initial public offering (the "IPO") of 18,000,000 common shares, raising aggregate gross proceeds of approximately $466 million. At the time of the IPO, the Corporation had wireless and cable television operations in Latin America and the Asia-Pacific region. Its operations included: (i) Comcel Comunicacion Celular S.A. - Comcel S.A. ("Comcel") in Colombia; (ii) Americel S.A. ("Americel") and Canbras in Brazil;
(iii) Tata Communications Limited (subsequently renamed Tata Cellular Limited) ("Tata") in India; (iv) Yantai Bell Telecommunications Engineering Company, Ltd. ("Yantai Bell") and Shandong Hehua Bell Telecommunications Engineering Company, Ltd. ("Shandong Bell") in China; and (v) KG Telecommunications Co. Ltd. ("KG Telecom") in Taiwan.

--------------------------------------------------------------------------------
FORM 20-F

    Following the IPO, the Corporation continued its business of owning, developing and operating advanced communications companies outside of Canada, with a focus on the wireless sector. During the course of 1998 and 1999, BCI held interests in telecommunications companies located in Brazil, Venezuela, Korea, Taiwan, China and India.

    The Corporation subsequently adopted a new strategy with the primary objective of becoming a player of consequence in Latin America by aggressively pursuing and securing new broadband, Internet and mobile wireless opportunities in Latin America. As part of its new strategy, the Corporation divested of its following interests in the Asia-Pacific region:

     o In December 1999, the Corporation, through its joint venture investees, Yantai Bell, Shandong Bell and Shandong Renwa Bell Telecommunications Engineering Company, Ltd., sold its mobile cellular network in China for proceeds of approximately $85.15 million resulting in a gain of $10 million net of the non-controlling interest share of $9.6 million and income taxes of approximately $6.6 million;

     o On January 19, 2001, BCI received gross proceeds in the amount of $39.6 million relating to the 1999 disposition of the Corporation's 39% interest in Tata in India, resulting in a net gain of $41.3 million;

     o On July 26, 2000, BCI sold its 21% stake in the Korean PCS provider, Hansol M.com Co. Ltd. ("Hansol"). BCI received gross proceeds of $1.47 billion. The net proceeds amounted to $1.34 billion resulting in a net gain of $1.07 billion. The proceeds were comprised of $367 million in cash and $564 million in promissory notes and shares of SK Telecom Co. Ltd. ("SK Telecom"), Korea's largest wireless operator. The non-cash proceeds were ultimately disposed of for an aggregate net loss of $146.9 million; and

     o On February 23, 2001, BCI sold its 20% minority interest in KG Telecom in Taiwan, generating gross proceeds to the Corporation of approximately $785 million, resulting in a net gain of $502.1 million.

    To fund its new strategy, BCI also sought to sell its interest in the Vespers. On September 25, 2000, BCI signed a definitive agreement to sell its interest in the Vespers to Velocom Inc. ("Velocom") for gross proceeds of US$875 million, consisting of US$600 million in cash and US$275 million in promissory notes. The agreement was subject to the parties obtaining regulatory and other consents, and Velocom securing necessary financing. Velocom failed to conclude the necessary financing by the date specified in the agreement and the agreement was, therefore, terminated in February 2001. BCI does not expect to recover any value from its investment in the Vespers, and wrote off as of September 30, 2001, as part of discontinued operations, the entire carrying value of its $86 million investment.

--------------------------------------------------------------------------------
FORM 20-F

    Telecom Americas

    Formation of Telecom Americas

    Telecom Americas was formed as a joint venture by BCI, America Movil S.A. de C.V. ("America Movil") of Mexico and SBC International, Inc. ("SBC") of the United States on November 16, 2000 as a vehicle to expand their collective presence within the Latin American telecommunications market. Upon the formation of the joint venture, the Corporation and America Movil each held a 44.3% interest in Telecom Americas, while SBC held an 11.4% interest.

    The initial capitalization of Telecom Americas was approximately US$4 billion, including US$2,137 million in cash and cash commitments from BCI and America Movil. BCI, America Movil and SBC each contributed to Telecom Americas the following:

     o America Movil contributed its indirect economic interest in ATL - Algar Telecom Leste S.A. ("ATL"), as well as promissory notes of US$1,007.5 million, cash of US$164.95 million and a commitment to contribute its ownership interests in Techtel - LMDS Comunicaciones Interativas S.A. ("Techtel") and Telstar S.A.;

     o BCI contributed all of its indirect economic interests in Telet S.A. ("Telet"), Americel, Canbras, Genesis, Comunicaciones 2163, C.A., Comcel and Occidente y Caribe Celular S.A. - Occel S.A., as well as promissory notes of US$389.14 million and special notes of US$575 million; and

     o    SBC contributed all of its indirect economic interest in ATL.

    Significant Events

    Acquisition of Tess. On April 9, 2001, Telecom Americas acquired a 100% economic interest in Tess S.A. ("Tess"), one of the two B-Band cellular operators in the Brazilian state of Sao Paulo (excluding the metropolitan region of Sao Paulo). Under the terms of the acquisition agreement, and in accordance with the regulations governing ownership of the B-Band licenses, a majority of the voting rights continued to be held by the vendors. The aggregate consideration paid for Tess of US$950 million consisted of US$318.7 million in cash and US$631.3 million in notes payable (the "Tess Notes"), which had an estimated fair value of US$571.3 million, resulting in an effective purchase price of approximately US$890 million. Each of BCI and America Movil guaranteed the Tess Notes for US$315.6 million. The Tess Notes were payable in three equal instalments on the first, second and third anniversaries of the closing. The Tess Notes guaranteed by BCI were purchased in the fourth quarter of 2001 by affiliates of America Movil. As part of this transaction, the original Tess Notes were redeemed and new notes, transferable in accordance with Rule 144A of the U.S. Securities Act of 1933, as amended, were issued. The new Tess Notes guaranteed by BCI bore interest at an average rate of 3.62%, payable semi-annually.

--------------------------------------------------------------------------------
FORM 20-F

    Increased Interest in ATL. On March 27, 2001, Telecom Americas invested US$300 million in ATL, a B-Band concessionaire in the states of Rio de Janeiro and Espirito Santo in Brazil, increasing its total economic interest from 50% to 59%. As a result of this transaction, BCI indirectly invested approximately $207.9 million and increased its effective economic interest in ATL from 22.1% to 26.1%.

    Increased Interests in Telet and Americel. In a series of transactions in 2001 and early 2002 with a group of Brazilian pension and investment funds and Telesystem International Wireless Inc., Telecom Americas increased its indirect economic interest in each of Telet and Americel to approximately 78%. The remaining economic interests continued to be held by the Brazilian development bank, BNDES Participacoes S.A. - BNDESPAR, a wholly owned subsidiary of Banco Nacional de Desenvolvimento Economico e Social (18%) and a group of Brazilian pension and investment funds (4%).

Recent Developments - 2002 and 2003

    On December 3, 2001, BCI announced two transactions, a recapitalization plan and a reorganization that were designed to address the Corporation's short-term funding requirements to March 2003.

    Recapitalization Transactions

    On February 15, 2002, the Corporation completed a series of transactions (the "Recapitalization Transactions") undertaken to improve the financial condition of the Corporation, and more specifically to (i) address a liquidity shortfall relating to the settlement of the Corporation's short-term financial obligations; (ii) ensure that certain indebtedness of the Corporation was not accelerated; and (iii) better position the Corporation and its shareholders to benefit in any future recovery in the values of Latin American telecommunications companies. The Recapitalization Transactions consisted of the following:

     o The issuance of 2,988,986,201 common shares at $0.147288 per share pursuant to a rights offering with gross proceeds to BCI of $440,241,800 (the "Rights Offering"). The Rights Offering was made to holders of BCI's common shares with public shareholders exercising more than 42% of the rights offered to them ($49 million), while BCE exercised all of the rights issued to it as well as all of the remaining rights not exercised by the public ($391 million);

          Participants in the Rights Offering also received an anti-dilutive secondary warrant. The secondary warrants, which were non-transferable, entitled the holder thereof to acquire a certain number of additional BCI common shares, for no additional consideration, in the event that the Corporation issued common shares, under certain conditions, to affiliates of American International Group, Inc. ("AIG") upon the exercise by AIG of a put option (the "Put Option"). On July 12, 2002, the affiliates of AIG sold the shares subject to the Put Option, triggering the termination of the Put Option pursuant to the terms of a put option agreement dated December 10, 1998, as well as the automatic cancellation of the secondary warrants;

--------------------------------------------------------------------------------
FORM 20-F

     o The issuance of 1,457,938,474 common shares at $0.27436 per share in settlement of the principal amount owing under BCI's $250 million of 6.75% convertible unsecured subordinated debentures due February 15, 2002 and $150 million of 6.50% convertible unsecured subordinated debentures due February 15, 2002 (collectively, the "1999 Debentures") in accordance with the terms of the indentures governing the 1999 Debentures, and the payment in cash of approximately $40 million in accrued interest on the 1999 Debentures on February 15, 2002;

     o The issuance of 271,365,570 common shares at $0.2888 per share pursuant to the conversion on February 15, 2002 of the principal amount and accrued interest owing under a $75 million loan granted by BCE to BCI in September 2001 (the "BCE Loan") in accordance with its terms; and

     o An agreement to amend and restate the Corporation's syndicated senior secured credit facility (the "Credit Facility") entered into on September 17, 2001, with a group of lenders, extending the maturity date of the Credit Facility to March 8, 2003, and reducing the principal to $230 million.

    Proceeds of the Rights Offering were used to (i) repay approximately $170 million of the outstanding indebtedness under the Credit Facility; (ii) make a capital contribution to Telecom Americas to allow Telecom Americas to pay the first instalment on the new Tess Notes guaranteed by BCI in an amount of approximately $186 million; and (iii) pay accrued interest owed to holders of the 1999 Debentures in the amount of $40 million. The balance of the Rights Offering proceeds, approximately $35 million, was used for general corporate and investment purposes.

    On March 8, 2002, BCI concluded the amendment and restatement of the Credit Facility whereby (i) the maturity date was extended to March 8, 2003; (ii) the principal was reduced from $400 million to $230 million; and (iii) BCI pledged its shares in Canbras to secure the repayment of the Credit Facility. The Credit Facility was repaid in full and permanently cancelled upon the sale of Telecom Americas on July 24, 2002.


    Reorganization

    On February 8, 2002, the Corporation completed a reorganization (the "Reorganization") of Telecom Americas with its partners, America Movil and SBC, pursuant to which the parties reorganized the assets of Telecom Americas through certain asset transfers and arranged for certain funding commitments. Following the closing of the Reorganization, the operations of Telecom Americas were focused exclusively on the Brazilian mobile wireless market.

    The Reorganization gave effect to the following asset transfers:

     o Telecom Americas transferred its 77.1% indirect interest in Comcel to America Movil;

     o America Movil transferred US$80 million in cash and its 41% indirect interest in ATL to Telecom Americas;

--------------------------------------------------------------------------------
FORM 20-F

     o Telecom Americas distributed its 75.6% indirect interest in Canbras to BCI;

     o Telecom Americas distributed its 59.1% interest in Genesis equally to BCI and America Movil; and

     o Telecom Americas transferred its 60% indirect interest in Techtel to America Movil.

    The Reorganization addressed, in part, the funding requirements of Telecom Americas' operating companies by reducing the aggregate level of debt and by extending the average life of some of its existing debt.

    In conjunction with the Reorganization, Telecom Americas secured capital contributions from its principal shareholders, America Movil and BCI, in the amount of US$240 million. Additional capital resources in the amount of US$120 million were committed in the form of a shareholder loan repayable in June 2004 in common shares of Telecom Americas.

    On April 19, 2002, a private investor purchased US$300 million of non-redeemable convertible preferred shares in Telecom Americas. This transaction reduced BCI's interest in Telecom Americas from approximately 42% to approximately 39%. The proceeds of the transaction were used to retire debt.


    Sale of Telecom Americas

    In the second quarter of 2002, a major default by another leading Brazilian telecommunications company, together with growing economic uncertainties in Brazil, caused Telecom Americas' bank lenders to demand immediate and substantial reductions in Telecom Americas' short-term debt. Given BCI's inability to contribute additional funding to Telecom Americas and facing significant dilution in its interest, BCI determined that its best course of action was to negotiate a sale of its interest in Telecom Americas.

    On June 3, 2002, the Corporation announced that it had reached a definitive agreement for the sale of its 42% interest (39% giving effect to the conversion of preferred shares held by a financial investor) in Telecom Americas to America Movil for approximately US$366 million. Prior to the closing of the transaction, America Movil provided new funding to Telecom Americas pursuant to which it obtained effective control of Telecom Americas. The Corporation concluded the sale on July 24, 2002, pursuant to the terms of the Plan of Arrangement.

    The principal terms of the Telecom Americas disposition were as follows:

     o Payment by America Movil of US$146 million in cash and a US$220 million non-interest bearing unsecured promissory note due on March 1, 2003 (the "AMX Note"); and

     o Release of BCI from approximately US$250 million of guarantees relating to Telecom Americas (i.e., the guarantees of the notes issued by Telecom Americas as part of the consideration to acquire Tess and certain indemnification obligations to SBC with respect to ATL guarantees).

--------------------------------------------------------------------------------
FORM 20-F

    On July 25, 2002, BCI purchased a foreign currency option (the "FX Option") to protect against adverse currency fluctuation related to the AMX Note. The FX Option ensured that the proceeds from the AMX Note would be converted into Canadian dollars at an exchange rate of not less than $1.5530 per US$1.00.

    On September 26, 2002, America Movil repurchased US$50 million of the AMX Note. Proceeds to the Corporation were US$47.4 million, net of a discount for early prepayment. In connection with the repurchase, the Corporation sold a US$50 million portion of the FX Option.

    On March 3, 2003, the Corporation announced that it had received payment of the remaining balance of US$170 million due under the AMX Note. These proceeds represent the final payment on the sale of BCI's interest in Telecom Americas on July 24, 2002. Upon the exercise of the FX Option, BCI received approximately $264 million as a result of this final payment, whereas under the prevailing currency exchange on March 3, 2003, BCI would have received approximately $252 million.


    Plan of Arrangement

    BCI is currently operating under the Plan of Arrangement, which was approved by BCI's shareholders and the holders of BCI's 11% senior unsecured notes issued on September 29, 1999 (the "High Yield Notes") on July 12, 2002, and by the Court on July 17, 2002. Pursuant to the Plan of Arrangement, the Corporation intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the Corporation.

    Under the terms of the Plan of Arrangement, the operations of the Corporation consist solely of executing the steps contemplated in the Plan of Arrangement with the assistance of the Monitor (see "Item 4: Information about the Corporation - History and Development of the Corporation - Plan of Arrangement").

    Following the approval of the Plan of Arrangement by the shareholders and noteholders on July 12, 2002, the Corporation closed the sale of its interest in Telecom Americas, and proceeded to effect the consolidation of its outstanding common shares such that, following the consolidation, the Corporation has 40 million common shares outstanding. BCI's common shares commenced trading on a post-consolidation basis on The Toronto Stock Exchange (the "TSX") and The Nasdaq National Market ("Nasdaq") on July 22, 2002.


    Vespers Restructuring

    In November 2001, various shareholders of the Vespers completed a financial restructuring that resulted in a dilution of BCI's interest in the Vespers to 1.4% on a fully-diluted basis. Under the terms of the restructuring, BCI agreed to guarantee 31.4% of the principal amount of certain indebtedness of the Vespers, up to a maximum amount of US$32.3 million. Twenty-five percent of the debt guaranteed is due in November 2004 and the remaining 75% is due in November 2005. In January 2003, the Vespers prepaid a portion of the debt and following such prepayment, BCI's exposure was approximately US$20.8 million (based on an exchange rate of R$3.36 to US$1.00 at that date). BCI's guarantee exposure will fluctuate if there are further reductions in the debt based on the value of the Brazilian real relative to the U.S. dollar at the time of such reductions, subject to the cap of US$32.3 million. The Vespers' majority shareholder QUALCOMM Incorporated ("Qualcomm") has recently expressed disappointment with the Brazilian regulator's denial of the Vespers' request to provide full mobility service within its existing frequency band. As a result, Qualcomm has initiated steps to pursue a sale or other disposition of its interest in the Vespers and/or its assets. Based on information available as at April 30, 2003, BCI believes that there is no reason to conclude that the guaranteed debt will not be paid in full. As a result, no provision for the Vesper guarantees has been included in the financial statements.

--------------------------------------------------------------------------------
FORM 20-F

    Axtel Reorganization

    On March 27, 2003, BCI announced that Axtel is proceeding with a series of transactions pursuant to which Axtel debt will be reduced by US$400 million. These restructuring transactions include a capital call on shareholders in which BCI is not participating that will result in a reduction of BCI's equity interest in Axtel to 1.5%. In connection with these restructuring transactions, which also includes a settlement of all amounts under a BCI service agreement with Axtel, BCI will receive at closing cash of approximately US$2.7 million and non-interest bearing notes receivable with a total face value of approximately US$12.9 million. Approximately US$3.5 million of the notes receivable from Axtel will be payable in instalments on June 30, September 30 and December 31 of 2003, and approximately US$9.4 million of the notes receivable will be payable in the second quarter of 2006.


    Status of Canbras Disposition

    Following BCI's announcement early in 2002 of its intention to dispose of its interest in Canbras, Canbras, with the assistance of its financial advisor, commenced a process aimed at gauging potential interest by third parties in acquiring all of Canbras' broadband communications businesses in Brazil. This process is ongoing and while a number of parties have showed interest in Canbras, valuation and financing issues could make it difficult to obtain an offer on acceptable terms, and there can be no assurance as to the outcome of the sale process.

    In addition, Canbras' sale process may be negatively affected by Canbras' severe liquidity challenges in 2003 and 2004. Currently, the most pressing liquidity challenge facing Canbras is the inability of Canbras' primary subsidiary, Canbras TVA, to repay a US$9.25 million obligation under its credit facility due in mid-May 2003 that would result in an acceleration of the entire amount (US$18.5 million) of the indebtedness under the facility. Canbras is currently engaged in discussions with its bank lenders and the partner in Canbras TVA, and progress has been made with regard to a potential restructuring of the debt that could avoid a payment default by Canbras TVA this May and that would be based on a business plan that could enable Canbras to continue in operation for 2003 and beyond. Canbras is cautiously optimistic that all parties will reach an acceptable agreement with the intention of addressing the various liquidity challenges facing Canbras.


--------------------------------------------------------------------------------
FORM 20-F

    If a favourable outcome is achieved with respect to Canbras TVA's obligations under its credit facility, it is possible that prior to completing a disposition of its interest in Canbras, BCI may consider making further minor investments in Canbras. Any decisions BCI takes with regard to further investments in Canbras will depend on whether BCI believes such investments will enhance the value and the liquidity of its interest in Canbras and will further be subject to the Monitor's review and Court approval.

B.  Business Overview

    General

    With the adoption of the Plan of Arrangement (see "Item 4: Information about the Corporation - History and Development of the Corporation - Plan of Arrangement") and the sale of Telecom Americas (see "Item 4: Information about the Corporation - History and Development of the Corporation - Recent Developments - 2002 and 2003 - Sale of Telecom Americas"), the Corporation's only remaining significant operations are now accounted for as long-term investments recorded at the lower of carrying value and net realizable value, and which consist of the following:

     o the Corporation's broadband operations in Brazil carried on by Canbras in which it has an approximate 75.6% equity interest, and consisting primarily of broadband cable television services including pay television, high-speed Internet access and wholesale data transport services; and

     o the Corporation's CLEC operations in Mexico including fixed telephony and value-added services carried on by Axtel in which it currently has a 30.0% equity interest (see "Item 4:
          Information about the Corporation - History and Development of the Corporation - Recent Developments - 2002 and 2003 - Axtel Reorganization").

    The Corporation also continues to have an equity interest in the following companies, although it has written off the value of such interests in the financial statements and expects to receive no value upon the eventual disposition of such interests:

     o the Corporation's broadband operations carried on by Genesis in Venezuela in which it has an approximate 49.9% equity interest; and

     o the Corporation's fixed telephony operations and value-added services carried on by the Vespers in Brazil in which it has an approximate 1.4% equity interest.

    On a consolidated basis, as at December 31, 2002, BCI had revenues of $231.6 million, total assets of $447.2 million and long-term debt (including the current portion) of $160 million.

--------------------------------------------------------------------------------
FORM 20-F

C.    Organizational Structure

    The following table summarizes BCI's long-term investments and provides certain information relating thereto as at December 31, 2002(1):


                                                      Equity
Company (Country)                  Operations      Interest(2)

Axtel (Mexico)                   Fixed wireless      27.7%(3)

Canbras (Brazil)                   Broadband          75.6%
                                 cable and ISP



(1) The table omits certain intermediate levels of holding companies as well as inactive companies, the assets of which are not material.

(2) Figures represent BCI's direct and indirect economic interests in its operations. The table excludes investments previously written off, i.e. the Vespers (1.4% fully diluted) and Genesis (49.9%).

(3) As of January 1, 2003, pursuant to an existing shareholders' agreement, BCI acquired shares in Axtel increasing its interest in Axtel to 30.0% (see "Item 4: Information about the Corporation - History and Development of the Corporation - Recent Developments - 2002 and 2003 - Axtel Reorganization").


    Investment Companies

    The following is a brief description of the business activities carried on by the Corporation's remaining significant investments as at December 31, 2002, Canbras and Axtel.

     CANBRAS, Brazil (cable television)

    Overview. On February 8, 2002, Telecom Americas transferred its 75.6% indirect interest in Canbras to BCI. Canbras' broadband operations in Brazil consist primarily of broadband cable television, high-speed Internet access, Internet Service Provider ("ISP") and data transport services. Canbras has developed and operated facilities-based broadband communications systems in Brazil since October 1994 with the acquisition of an interest in ten undeveloped broadband cable licenses covering areas in greater metropolitan Sao Paulo and surrounding coastal areas in Sao Paulo State. Canbras has 619 employees and is a Canadian public company listed on the TSX.

    Canbras offers its services in two geographic regions in Brazil: (i) the metropolitan region of greater Sao Paulo and several nearby cities in the coastal area of Sao Paulo state; and (ii) four cities in the southern state of Parana. Canbras' equity share of cable television subscribers as at December 31, 2002 was 128,439 (191,443 on a consolidated basis).

    Services. Canbras offers varying cable television programming packages and rate structures, depending on the licensed area being served. Canbras obtains its programming principally through three sources: (i) directly from national and international distributors; (ii) through "umbrella" contracts with operating partners; and (iii) through purchasing co-operatives. Canbras has offered high-speed local Internet access under varying data rate and price packages for residential and corporate customers since early 2000, linking customers to the ISP of their choice. The high-speed local Internet access service offered by Canbras requires the use of a cable modem that may be purchased or rented from Canbras. In the first half of 2002, Canbras obtained new "Multimedia Communications Services" licenses which allow it to offer Internet access as a stand-alone service, and with these licenses, it is not required to bundle Internet access services with cable television services.

--------------------------------------------------------------------------------
FORM 20-F

    In addition, in mid-2000, Canbras launched its own ISP service under the banner Canbras Net aimed at providing connectivity to the Internet, e-commerce and business-to-business Internet solutions for small to medium-sized businesses. In mid-2002, Canbras Net entered into a strategic, sales and marketing agreement with Universo Online S.A. ("UOL"), Brazil's largest fee-based ISP. Under this agreement, all of Canbras Net's residential ISP customer contracts (approximately 10,000) will be transferred to UOL, while Canbras will retain these customers as cable and Internet access subscribers. The process was substantially completed by year-end 2002. Under the agreement, Canbras and UOL will share in the ISP revenues generated by these customers over the next three years. In addition, Canbras Net and UOL are jointly marketing Canbras Net's high-speed Internet access product with UOL's products to new residential customers.

    Canbras has also been providing wholesale data transport services since 1997, allowing its customers to establish central office to central office links and central office to end-customer links. In response to growing demand for local loop connectivity, Canbras has expanded its service to include value-added integrated data transport solutions. As at December 31, 2002, Canbras provided wholesale data services to 12 telecommunications clients and had installed 384 circuits to its client end users.

    Network. Canbras designed and built a technologically advanced network that uses a hybrid fiber-optic and coaxial cable design together with advanced electronics. Substantially all of its customers are serviced by either a 550 MHz or 750 MHz network. As at December 31, 2002, Canbras' network included approximately 4,158 kilometres of fiber-optic and coaxial cable passing approximately 871,528 homes in all of its franchise areas. Using its original ten licenses in the Sao Paulo area, Canbras designed and constructed a network to provide a highly reliable, cost-effective cable television service with the flexibility to be upgraded to provide bi-directional broadband services with only minimal additional capital investment. All new construction undertaken in the balance of Canbras' Sao Paulo area was bi-directional from the outset. By the end of the first quarter of 2002, 100% of the network in the Sao Paulo area was bi-directional. In the Parana area, Canbras acquired an existing network that was designed to address the original service needs in that area. The Parana network, which is mostly 450 MHz capacity, is not bi-directional. Canbras is not currently planning upgrades to this network.

    Regulatory Environment. According to Brazilian regulations, the concession for the rendering of cable television services shall only be granted to legal entities of a private nature, which must have (i) the rendering of cable television services as their main objective; (ii) head offices in Brazil; and
(iii) at least 51% of the voting capital held by native-born or naturalized Brazilian citizens or a legal entity controlled by native-born or naturalized Brazilian citizens. Legislation adopted in 1999 created an "open network model" which demands separation of the operations of a traffic carrier and those of an ISP. As a result, ISP services may not be provided through the same legal entity that is providing cable television services. In addition, these regulations reinforce the principle that cable television networks are public networks and that cable operators must provide equal access to all ISPs who request the use of a cable system operator's network. Regulations for the concession for the rendering of Multimedia Communications Services allow Internet access to be provided as a stand-alone service without the requirement of bundling Internet service with cable television services.

--------------------------------------------------------------------------------
FORM 20-F

    License. Canbras has 26 broadband cable concessions, renewable for periods of 15 years, covering a population of approximately 7.8 million people residing in approximately 2.2 million homes. Canbras' core franchise area consists of territories covered by 22 licenses clustered in the suburban area of the metropolitan region of greater Sao Paulo, which is one of Brazil's wealthiest regions, and surrounding coastal regions in the state of Sao Paulo. Canbras also has four concessions through which it provides cable television services in four cities in the adjoining state of Parana. As of December 31, 2002, Canbras offered cable television services in 19 of its licensed areas and had achieved a penetration rate of approximately 22.3% in its Sao Paulo franchise area and 19.5% in its Parana franchise area.

    Partners. Canbras' major partners include Abril S.A., one of Latin America's largest magazine publishers, and its majority-owned subsidiary, Tevecap S.A., one of Brazil's leading pay television providers. In accordance with applicable foreign ownership rules, Canbras' Brazilian partners hold at least 51% of the voting interests in Canbras' broadband cable license operating companies.

    Competition. Although Canbras remains the sole provider of wireline cable television services in all but one of its licensed areas, Canbras competes with providers of pay television services using MMDS (wireless cable) and DBS (direct broadcast satellite) systems, as well as providers of off-air broadcast television in all of its service areas except Santos. Canbras is also the sole provider of Internet services using a broadband cable network in all but one of its licensed areas. Canbras' major competitor in providing high-speed Internet access service in all of its licensed areas is the incumbent local exchange operator, Telefonica, which uses ADSL technology to deliver high bandwidth information over its fixed-line telephony network. Canbras also competes with wireless technology operators, MMDS operators using return frequencies and, in the city of Santos, with Net. The high growth potential in the Brazilian Internet market has resulted in significant competition among ISPs in Brazil. Some of the leading ISPs in Brazil are: AOL Brazil, a joint venture between America Online Inc. and the Cisneros Group of Venezuela; UOL, which is controlled by two Brazilian publishing groups, Abril S.A. (the controlling shareholder of the company's partner in Canbras TVA) and Folha de Sao Paulo S.A.; and Terra Networks S.A., which is owned by Telefonica. Canbras competes against both regional and national ISPs.

     AXTEL, Mexico (telephony)

    Principal Markets. As at December 31, 2002, the Corporation held a 27.7% economic interest in Axtel. Pursuant to an existing shareholders' agreement, BCI acquired shares in Axtel for no consideration, increasing its interest in Axtel to 30.0% as at January 1, 2003. Axtel launched its commercial operations in June 1999 in the city of Monterrey. Axtel's network currently covers over 10 million people in six of the largest metropolitan areas in Mexico (Mexico City, Monterrey, Guadalajara, Puebla, Toluca and Leon) representing approximately 10% of the total population of Mexico. The target markets are medium to high-end residential and all business segments. Acquisition mix is managed to ensure the best return on investment. As at December 31, 2002, Axtel had approximately 2,125 employees.

--------------------------------------------------------------------------------
FORM 20-F

    Existing Services. Axtel currently provides bundled local and long distance voice services, as well as data and Internet services. Axtel's strategy is to capture the voice market opportunity on a data enabled network and to position itself for future growth opportunities in data and Internet services. Axtel continues to expand its portfolio of products and services to generate profitable growth opportunities and to ensure a competitive position in the delivery of private line and broadband services.

    Existing Network and Development Plan. Axtel provides its services using a hybrid local access network designed to optimize capital expenditures through the deployment of network access equipment based on specific customer requirements. Axtel's current network access options include fixed wireless access, point-to-multipoint, point-to-point, high quality copper and metropolitan fibre. Fixed wireless access is provided through an infrastructure of 205 base stations in the six cities served. This same infrastructure allows for the build out of point-to-point and point-to-multipoint technologies to optimize investments relative to the segments being served.

    As of December 31, 2002, Axtel is fully operational in a total of six cities representing 27% of Mexico's population and over 50% of the total telecommunications market in terms of subscribers.

    Partners. In addition to the Corporation's 27.7% economic interest in Axtel as at December 31, 2002, the remaining equity interest of Axtel is owned by Telinor Telefonia S.A. de C.V. and WorldTel Mexico Telecom Ltd., a company held by a number of multinational financial investors.

    Regulatory Environment. The Mexican telecommunications industry is regulated by the Comision Federal de Telecomunicaciones ("Cofetel") with respect to administrative and operational matters. Under applicable Mexican telecommunications laws, a maximum of 49% direct foreign ownership of a licensee's voting capital is allowed. Tariffs are not regulated although certain restrictions apply to dominant service providers.

    License and Interconnection. Axtel was granted a concession to install, operate and exploit a public telecommunications network for the offering of local and long distance services in Mexico in June 1996 (the "Network Concession"). The Network Concession was awarded to Axtel at no cost. It has a term of 30 years and, subject to the satisfaction of certain conditions, is renewable for additional 30-year periods.

    In 1998, Axtel was awarded various concessions for the use, profit and exploitation of frequency bands for nationwide point-to-multipoint access, point-to-point access and transport, and local telephony using fixed wireless technology (collectively, the "Spectrum Concessions").

    In October 1998, Axtel was awarded radio frequency spectrum to provide nationwide local telephony services using fixed wireless access technology (the "Nationwide Concession"). Axtel paid a license fee of 569.66 million Mexican Pesos ($86.7 million) for the Nationwide Concession (representing approximately $0.77 per POP as prescribed under the auction rules), which was paid by Axtel in two instalments.

--------------------------------------------------------------------------------
FORM 20-F

  Axtel's spectrum assets currently include:

  o  50 MHz of 3.4 GHz frequency   -  supporting Fixed Wireless Access

  o  60 MHz of 10.5 GHz frequency  -  supporting Point-to-Multipoint

  o  112 MHz of 15 GHz frequency   -  supporting PTP Backhaul

  o  100 MHz of 23 GHz frequency   -  supporting Point-to-Point Last Mile Access

    The Spectrum Concessions and the Nationwide Concession each have a term of 20 years and may be renewed at the option of Axtel for additional 20-year periods provided that Axtel is in compliance with all of its obligations thereunder and that an agreement is reached on the new conditions set forth by the Secreteria de Comunicaciones y Transportes, which may include fees payable for the relevant renewal periods.

    Applicable Mexican laws provide that all holders of concessions for the installation, operation and exploitation of public telecommunications networks are required to provide interconnection services to other holders of public telecommunications network concessions. All terms of interconnection are negotiated between the telecommunications concessionaires under Cofetel's supervision. In the event that the telecommunications concessionaires are unable to agree on the terms of interconnection (including rates) after a certain period of negotiation, either concessionaire may request that Cofetel settle any unresolved interconnection terms.

    An agreement between Axtel and Telmex covering the period from March 15, 1999 to September 15, 2002 and setting forth the terms, conditions and pricing for interconnection was signed on March 3, 1999. Axtel and Telmex are presently negotiating a new contract that will incorporate local and long distance services. Terms and conditions of the previous contract are still in force. The contract contemplates an "ongoing application clause" and will be extended automatically until both parties decide to execute a new interconnection agreement or if any party loses its concessions. The contract includes provisions relating to local switched interconnection, local non-switched interconnection, signalling, co-location and local transiting. In addition, Axtel has reciprocal mobile interconnection agreements in place with all cellular providers within each of its local coverage areas, as well as long distance interconnection agreements with Telmex, Grupo Iusacell, Protel and Alestra.

    Competition. Four companies have won fixed wireless access spectrum. However, only Axtel and the incumbent Telmex are currently using their respective licenses. In addition, cable television operators in Mexico have rolled out high-speed Internet capabilities through their networks and are also expected to enter the telephony market.

D.    Property, Plants and Equipment

    The Corporation leases approximately 36,000 square feet of office space in Montreal, Quebec. The current annual gross rent is approximately $1.1 million and the lease expires on October 31, 2003.

--------------------------------------------------------------------------------
FORM 20-F

    The Corporation's companies either own or lease their respective office space and transmission sites in the countries where they operate.

    BCI does not own any plants or equipment.


ITEM 5:   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Management's Discussion and Analysis of Financial Condition and Results of Operations

    This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for the Corporation for the year 2002 should be read in conjunction with BCI's audited consolidated financial statements for the year ended December 31, 2002 including related notes thereto.

    Other than incorporating the requirements of the SEC with respect to the use of non-GAAP financial measures (such as EBITDA as defined below) and the disclosure of critical accounting policies, this MD&A is substantially unchanged from the MD&A included in the Corporation's annual report to shareholders.

    Any reference in this section to "EBITDA" for BCI means operating earnings
(loss) from continuing operations before depreciation and amortization. EBITDA is a widely used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by generally accepted accounting principles and the Corporation's measurement of EBITDA may not be comparable to similar measures presented by other companies.

Overview

    BCI is operating under the Plan of Arrangement approved by the Court, pursuant to which it intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the Corporation. Although BCI estimates that a preliminary distribution to shareholders could be made in the second half of 2004, such distribution may be delayed (see "Item 5: Operating and Financial Review and Prospects - Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Factors - Timing of Distributions and Completion of the Plan of Arrangement").

    Under the Plan of Arrangement, the operations of the Corporation consist solely of executing the steps contemplated in the Plan of Arrangement (see note 1 to the financial statements) with the assistance the Monitor.

    Following the agreement announced on June 3, 2002 whereby BCI agreed to sell its interest in Telecom Americas (see note 7 to the financial statements), since July 1, 2002 the consolidated statements of earnings and cash flows of BCI have reflected only its activities as a holding company.

--------------------------------------------------------------------------------
FORM 20-F

    Accordingly, in order to provide relevant information, this section focuses principally on an analysis of BCI's balance sheet presented in the form of a statement of net assets at December 31, 2002, and discussion of the possible future events and contingencies that could cause net assets to change and consequently affect the amounts which would be available for distribution to shareholders.

    A review of the consolidated results of operations of BCI for 2002 compared to 2001 and for 2001 compared to 2000 is included in this section for statutory reporting purposes only.

Critical Accounting Policies

    Long-term Investments

    As at June 30, 2002, as a result of its decision to sell its interest in Telecom Americas and the adoption of the Plan of Arrangement, BCI changed the basis of presentation of its discontinued operations, comprised of Canbras and Axtel. Previously, such discontinued operations were presented on the balance sheet on a line by line basis, reflecting the consolidation basis of accounting and the proportionate basis of accounting, respectively. As of June 30, 2002 such operations were classified as long-term investments and recorded at the lower of carrying value and net realizable value.

    Management's best estimate of the net realizable value of Canbras and Axtel is dependent on many factors, many of which are outside of its control. As a result, the actual amount BCI ultimately realizes may be materially different than the amounts at which they are currently recorded. The factors influencing management's best estimate of net realizable value include the timing of BCI's disposition of its interest in each of these companies; the political, economic and financial conditions currently prevailing in Brazil and Mexico; the weakness of the Brazilian real relative to the Canadian dollar; and Axtel's debt restructuring discussions.

    Cash and Cash Equivalents

    Cash and cash equivalents include cash and highly-liquid investments with an initial maturity of three months or less at the date of acquisition.

    Temporary Investments

    Temporary investments consist of investment grade bonds and commercial paper with an initial maturity date greater than three months at the date of acquisition which the Corporation intends to hold to maturity. The temporary investments are carried at cost with discounts or premiums arising on purchase amortized to maturity.

Statement of Net Assets

    The table below summarizes the consolidated balance sheet of the Corporation as at December 31, 2002 in the form of a statement of net assets. The only difference between the consolidated balance sheet and the statement of net assets is the inclusion of estimated future costs of $42.5 million until December 31, 2004 (being the end of the six-month period during which the Corporation estimates it may be in a position to make a preliminary distribution to shareholders).

--------------------------------------------------------------------------------
FORM 20-F

                Statement of Net Assets
                as at December 31, 2002

          (in thousands of Canadian dollars)

       Assets
       Cash and cash equivalents                                   $    2,617
       Temporary investments                                          146,488
       Note receivable                                                268,532
       Other current assets                                             2,877
                                                                      ----------
          Total current assets                                        420,514

       Long-term investments                                           25,000
       Deferred charges and net fixed assets                            1,718
                                                                      ----------
          Total assets                                             $  447,232
                                                                      ----------

       Liabilities
       Accounts payable and accrued liabilities                        23,304

       Debt due September 29, 2004                                    160,000
                                                                      ----------
          Total liabilities                                        $  183,304
                                                                      ----------

       Net assets as at December 31, 2002                             263,928

       Estimated future costs until December 31, 2004                  42,500


                                                                      ----------
       Estimated future net assets as at December 31, 2004 (1)     $  221,428
                                                                      ==========


       (1)   Before contingencies - see note 25 to the financial statements.


    The accompanying audited consolidated financial statements which form the basis of the summarized statement of net assets shown above, have been prepared in accordance with Canadian GAAP (see "Item 18: Financial Statements").

    The principal current assets of the Corporation as at December 31, 2002 were cash and temporary investments and the AMX Note which was repaid in cash on March 3, 2003 (see note 31 to the financial statements).

    As at December 31, 2002, the Corporation's investments in Axtel and Canbras were recorded at their aggregate net realizable value of $25 million. During the course of 2002, the Corporation recorded the following write-downs: at June 30, 2002, an aggregate amount of $108.6 million; and, at December 31, 2002, a further aggregate amount of $71.6 million.

    Accounts payable and accrued liabilities of $23.3 million are primarily comprised of employee-related accruals, such as pension and severance costs, typical of a company in a wind-down process, as well as accrued interest on long-term debt and accounts payable and other accruals.

--------------------------------------------------------------------------------
FORM 20-F

    The Corporation's long-term debt of $160 million is comprised of the High Yield Notes due September 29, 2004. Subject to the approval of the Court, and subject to the terms and conditions of their governing indenture, the High Yield Notes could be redeemed prior to their stated maturity date (see note 14(a) to the financial statements).

    The expected future costs from January 1, 2003 until December 31, 2004, shown in the statement of net assets, include estimated operating costs of approximately $20.2 million, interest expense on the High Yield Notes of approximately $32.2 million, estimated interest income on cash balances of approximately $19.2 million and foreign exchange losses (including net foreign exchange losses on the AMX Note until March 3, 2003) of approximately $9.3 million.

    In accordance with Canadian GAAP, contingent liabilities are not included on a balance sheet unless the event giving rise to the liability is likely and the amount of the liability can be reasonably estimated. BCI has several such contingent liabilities, which are described in note 25 to the financial statements.

    In light of the foregoing, there are certain possible future events and circumstances that may result in changes to BCI's balance sheet and the statement of net assets after December 31, 2002 and consequently in the amounts which will be available for distribution to BCI's shareholders. The following is a discussion of such possible future events and circumstances.

1)       Realization of Investments in Axtel and Canbras

    As at December 31, 2002, the investments in Axtel and Canbras were carried at their estimated aggregate net realizable value of $25 million.

    The aggregate amount that BCI may actually realize upon disposition of these investments may be more or less than this amount.

     Axtel

    On March 27, 2003, BCI announced that Axtel is proceeding with a series of transactions pursuant to which Axtel's debt will be reduced by US$400 million. These restructuring transactions include a capital call on shareholders, in which BCI is not participating, which will result in a reduction of BCI's equity interest in Axtel to 1.5%.

    In connection with the restructuring, which also includes a settlement of all obligations under a BCI service agreement with Axtel, BCI will receive at closing approximately US$2.7 million in cash and non-interest-bearing notes with a total face value of approximately US$12.9 million.

    Approximately US$3.5 million of the notes will be payable in instalments on June 30, September 30 and December 31 of 2003 and will be recorded at a fair value equal to their face value. Approximately US$9.4 million of the notes will be payable in the second quarter of 2006 and will be recorded at zero fair value. BCI's residual equity interest in Axtel will also be recorded at zero fair value.

--------------------------------------------------------------------------------
FORM 20-F

     Canbras

    Following BCI's announcement early in 2002 of its intention to dispose of its interest in Canbras, Canbras, with the assistance of its financial advisor, commenced a process aimed at gauging potential interest by third parties in acquiring all of Canbras' broadband communications businesses in Brazil.

    In 2002, Canbras' revenues were $62 million, an increase of $6 million, or 11%, relative to 2001. This growth was achieved despite a devaluation in the Brazilian real compared to the Canadian dollar of 20%. EBITDA (as computed in the table below) in 2002 was $12 million up from nil in 2001.


                                                      (in millions of Canadian
                                                              dollars)
                                                 Fiscal Years Ended December 31,
                                                      2002               2001
                                                      ----               ----

Operating loss from continuing operations,       $   (12.7)       $      (21.2)
per consolidated statement of earnings
Depreciation and amortization                         25.1                21.6
                                                --------------      ------------
EBITDA                                           $    12.4         $       0.4
                                                ==============      ============


    As at December 31, 2002, Canbras had US$18.5 million (approximately $29 million) of debt outstanding under a credit facility with several financial institutions. Existing cash and cash generated from operations are not expected to be sufficient to meet US$9.25 million (approximately $14.6 million) in principal repayment obligations due in May 2003, and Canbras faces the possibility of a payment default which could result in an acceleration of the entire amount of indebtedness under the facility. In addition, Canbras does not expect to generate sufficient cash from operations to meet projected corporate overhead and certain other operating expenses for 2004. Canbras' sale process may be negatively affected by this liquidity situation.

    If a favourable outcome is achieved with respect to Canbras' obligations under its credit facility, it is possible that prior to completing a disposition of its interest in Canbras, BCI may consider making further investments in Canbras. Whether or not BCI makes such investments may affect the value that BCI will realize upon the ultimate disposition of its interest in Canbras. Any decisions BCI takes with regard to further investments in Canbras will be subject to the Monitor's review and Court approval.

2) Class Action Proceeding against the Corporation on Behalf of Former Debenture Holders

    As explained in note 25(c) to the financial statements, the Corporation, its directors, and BCI's majority shareholder, BCE, are defendants in a class action proceeding seeking $250 million in damages on behalf of certain former holders of 6.75% convertible unsecured subordinated debentures in connection with BCI's Recapitalization Transactions. The Corporation believes that the allegations in the class action are without merit and intends to vigorously defend its position. As a result, no provision has been included in the financial statements.

--------------------------------------------------------------------------------
FORM 20-F

3) Lawsuit against the Corporation on Behalf of Common Shareholders

    As explained in note 25(d) to the financial statements, the Corporation and BCE are also defendants in a proposed class action proceeding seeking $1 billion in damages on behalf of certain former common shareholders.

    BCI believes the allegations in the lawsuit are without merit and intends to take all appropriate actions, including contesting the plaintiff's application to have the lawsuit certified as a class action, to vigorously defend its position. As a result, no provision has been included in the financial statements.

4) Threatened Legal Proceedings by La Caisse de depot et de placement du Quebec ("CDP")

    As described in note 25(e) to the financial statements, CDP which held approximately $141 million of BCI's 1999 Debentures has threatened to institute legal proceedings in connection with BCI's Recapitalization Transactions. The Corporation is unable to ascertain the potential financial impact of this matter and no provision has been included in the financial statements.

5) Comcel VOIP Litigation

    As described in note 25(b) to the financial statements, BCI has indemnified Comcel in connection with litigation claiming damages of approximately US$70 million relating to Comcel's provision of VOIP service between December 1998 and September 1999. Comcel believes that the claims lack an evidentiary basis and is vigorously defending itself in this litigation. As a result, BCI has not included any provision for its indemnity of Comcel in the financial statements.

6) Vespers Guarantees

    As described in note 25(a) to the financial statements, in 2001 BCI entered into agreements with certain Brazilian banks to guarantee 31.4% of the U.S. dollar equivalent of the debt of the Vespers outstanding with such banks. Twenty-five percent of the debt matures in November 2004 and seventy-five percent of the debt matures in November 2005. The debt is principally denominated in Brazilian reais, however BCI's exposure is capped at a maximum amount of US$32.3 million.

    In January 2003, the Vespers prepaid a portion of the debt and following such prepayment, BCI's exposure was approximately US$20.8 million (based on an exchange rate of R$3.36 to US$1.00 at that date). BCI's guarantee exposure will fluctuate if there are further reductions in the debt based on the value of the Brazilian real relative to the U.S. dollar at the time of such reductions, subject to the cap of US$32.3 million.

    The Corporation currently believes that the Vespers will be able to meet their debt obligations. As a result, no provision for the Vesper guarantees has been included in the financial statements.

--------------------------------------------------------------------------------
FORM 20-F

7) Realization of AMX Note and FX Option

    As described in note 7 to the financial statements, BCI held the FX Option to ensure that the proceeds from the US$170 million AMX Note would be converted into Canadian dollars at an exchange rate of not less than $1.5530, equivalent to proceeds of approximately $264 million.

    As at December 31, 2002, the AMX Note was translated into Canadian dollars at the year-end exchange rate resulting in a carrying value of approximately $268.5 million. The FX Option was included in other current assets at its year-end fair value of $1.2 million.

    Between December 31, 2002 and March 3, 2003 when the AMX Note was repaid in cash, the U.S. dollar weakened considerably from an exchange rate of $1.5796 per US$1.00 to $1.4846. Had the FX Option not been in place, the proceeds from the AMX Note would have been $252.4 million and BCI would have experienced a foreign exchange loss since December 31, 2002 of approximately $16.1 million.

    However, the FX Option was exercised on March 4, 2003. This limited the foreign exchange loss since December 31, 2002 to $5.7 million and ensured that BCI realized net proceeds from the AMX Note of approximately $264 million.

8) Monetization of Tax Losses

    As described in note 22 to the financial statements, as at December 31, 2002 BCI had Canadian non-capital losses of approximately $450 million and capital losses of approximately $54 million, the benefit of which has not been recognized in the financial statements. The precise amount of such losses is subject to normal review and audit by federal and provincial tax authorities.

    Because of its lack of significant sources of taxable income, it is reasonable to conclude that the benefit of the non-capital losses cannot be realized directly by BCI but may, subject to the provisions of the Income Tax Act (Canada) (the "Tax Act"), be realized by means of possible transactions involving other non-related corporations or BCI's controlling shareholder, BCE or any of BCE's subsidiaries.

    While BCI intends to explore all avenues to monetize its non-capital losses in order to create additional value for BCI's shareholders, there is no certainty that such a possible transaction can be completed. In addition, such transactions typically involve a substantial discount to the value of such losses calculated based on statutory tax rates. At this time, it is not possible to estimate either the likelihood, the amount or the timing of any benefit that might be realized.

    BCI does not believe it can realize any benefit from its capital losses.

Accounting Changes Adopted in 2002

    Retroactive Restatement of Prior Period - Foreign Currency Translation. Effective January 1, 2002, the Corporation adopted the amended accounting recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1650, "Foreign Currency Translation" which require that, effective January 1, 2002, all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These changes were applied retroactively with restatement of prior periods.

--------------------------------------------------------------------------------
FORM 20-F

    Goodwill and Other Intangible Assets. The CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", requires that goodwill and other intangible assets with an indefinite life are no longer amortized to earnings but are subject to an annual impairment test.

    The Corporation completed its goodwill impairment test as of January 1, 2002 and determined goodwill relating to its Telecom Americas reporting unit was impaired. In accordance with CICA provisions, $732.4 million was charged to opening deficit.

    For the years ended December 31, 2001 and 2000, goodwill amortization amounted to $71.0 million and $4.0 million respectively. Prior period earnings have not been restated to reflect the non-amortization of goodwill.

Results of Operations for 2002

    In the first quarter of 2002, BCI completed a series of transactions designed to meet its short-term funding requirements to March 2003. However in the second quarter of 2002, a major default by another leading Brazilian telecommunications company together with growing economic uncertainties in Brazil caused Telecom Americas' bank lenders to demand immediate and substantial reductions in Telecom Americas' short-term debt. Given BCI's inability to contribute additional funding to Telecom Americas and facing significant dilution in its interest, BCI determined that its best course of action was to negotiate a sale of its interest in Telecom Americas.

    For the period from January 1, 2002 until June 30, 2002, the consolidated statements of earnings and cash flows of BCI primarily reflected its proportionately consolidated 42% interest in Telecom Americas. From July 1, 2002, following the sale of BCI's interest in Telecom Americas, the consolidated statements of earnings and cash flows have reflected only the activities of BCI as a holding company.

    With the reduction in the scope of its activities, BCI reduced its staff level from 38 at the end of 2001 to 23 at the end of 2002 and reduced total head office operating costs from approximately $28 million for 2001 to approximately $16 million for 2002.

    The table below presents the Corporation's long-term investments as at December 31, 2002. Prior to the sale of Telecom Americas, Axtel and Canbras were treated as discontinued operations. With the adoption of the Plan of Arrangement and the sale of Telecom Americas, BCI had no further continuing operations and hence Axtel and Canbras were reclassified in the balance sheet from a line-by-line disclosure as discontinued operations to a one-line disclosure as long-term investments. Subsequent to this reclassification, any reduction in the estimated net realizable value of these investments was included in the statement of earnings as a loss on investment and not within discontinued operations.

--------------------------------------------------------------------------------
FORM 20-F

                                                                               Equity (1) (2)   Total
Company (Country)                                          Operations          Interest         Subscribers
----------------------------------------------------- ------------------------ ---------------- --------------

Canbras (Brazil)                                      Broadband Cable & ISP        75.6%           191,443
Axtel (Mexico)                                        Fixed Wireless               27.7% (3)       295,141
---------------------

(1) Figures represent, as at December 31, 2002, BCI's economic interests in the companies listed.
(2) Excludes investments previously written off: Vespers - 1.4% (fully diluted) and Genesis - 49.9%.
(3) As of January 1, 2003, pursuant to an existing shareholders' agreement, BCI acquired shares in Axtel for no consideration, increasing its interest in Axtel to 30.0%.

    Revenues. In 2001 and until June 30, 2002, the Corporation's revenues were generated primarily from Brazilian mobile wireless operations held through Telecom Americas. These revenues consist of service revenues which are a function of (i) the size of the subscriber base; (ii) the monthly fee charged to subscribers for access to the network; (iii) the airtime charged per minute of usage; and (iv) the actual minutes of airtime used by subscribers. Other sources of revenue include equipment sales (principally handsets), charges for roaming, and value-added services (such as voice mail, call waiting, call forwarding and short message services).

     Operating Costs. Operating costs during this same period were comprised of three components: (i) cost of sales; (ii) selling, general and administrative expenses; and (iii) depreciation and amortization. Cost of sales include the cost of equipment sold, interconnection charges, spectrum usage fees, roaming and other charges. Selling, general and administrative expenses include selling and marketing expenses, and general and corporate expenses. Depreciation and amortization include amortization of licenses and depreciation of the cost of the network.

Comparison of 2002 with 2001

    Revenues for the year ended December 31, 2002 were $231.6 million compared to $373.9 million for 2001, representing a decrease of $142.3 million. EBITDA (as computed in the table below) for the year ended December 31, 2002 was $52.2 million compared to $57.6 million, representing a decrease of $5.4 million. The net loss from continuing operations for the year ended December 31, 2002 was $612.4 million compared to a loss of $525.5 million. Net earnings applicable to common shares for the year ended December 31, 2002 were $36.8 million as compared to a loss of $333.6 million.

                                                      (in millions of Canadian
                                                                dollars)
                                                 Fiscal Years Ended December 31,
                                                        2002             2001
                                                        ----             ----

  Operating loss from continuing operations,         $  (20.7)         $ (135.2)
   per consolidated statement ofearnings
  Depreciation and amortization                          72.9             192.8
                                                     -------------   -----------

  EBITDA                                             $   52.2         $    57.6
                                                     =============   ===========


--------------------------------------------------------------------------------
FORM 20-F

    The lower revenues, EBITDA and net loss from continuing operations for 2002 compared to 2001 were mainly due to the sale of Telecom Americas resulting in the exclusion of results of the Brazilian mobile wireless operations from June 3, 2002 onwards.

    Included in income from continuing operations for the year ended December 31, 2002 was a loss on investments of $412.2 million compared to a loss of $157.6 million for the previous year. The higher loss in 2002 was mainly due to the loss on the disposition of Telecom Americas. The 2002 loss included a $339.3 million loss on the Telecom Americas sale and an additional aggregate $71.6 million write-down of the investments in Canbras and Axtel, whereas the 2001 loss included a $149.1 million provision related to the Put Option granted in 1998 to an investor in Comcel (see note 17 to the financial statements) and a $56.9 million loss on the sale of shares of SK Telecom, received as part of the consideration for the sale of BCI's interest in Hansol, partially offset by a $41.2 million dilution gain arising from the reduction of BCI's interest in Telecom Americas at the end of June 2001.

    Income from discontinued operations for the year ended December 31, 2002 was $652.4 million compared to $220.0 million for 2001. Income from discontinued operations for 2002 included a $692.2 million gain on the Reorganization of Telecom Americas (see note 1 to the financial statements), a $108.6 million aggregate write-down of the investments in Axtel and Canbras and a loss of $15.9 million on the write-off of deferred charge associated with the Put Option, offset by a $79.7 million reversal of future income tax liabilities. Net income from discontinued operations for 2001 included a $502.1 million gain on the sale of KG Telecom, partially offset by a $86.5 million write-off of the Vespers as well as losses from operations of Comcel, the Vespers, Axtel, Canbras and Genesis.

Comparison of 2001 with 2000

    At various times during 2001, the Corporation operated in six business segments (the five segments listed in the table below as well as the Asia Mobile segment) organized on the basis of geographic area and type of service. Four of these business segments were operated through Telecom Americas. As at December 31, 2001, Brazil Mobile was the only business segment of Telecom Americas constituting continuing operations of the Corporation. At such date, the companies comprising this business segment served 4.3 million subscribers. The table below presents the Corporation's principal operations as at December 31, 2001 along with the accounting treatment for such operations at that date:


--------------------------------------------------------------------------------
FORM 20-F


  ------------------------------- ----------------------- ------------- ------------- --------------------------

                                    (2) Total             Equity (1)
  Company (Country)                    Operations         Interest      Subscribers   Accounting Treatment (3)
  ------------------------------- ----------------------- ------------- ------------- --------------------------

                                                                                      Proportionate
  TELECOM AMERICAS                                            41.7%                   Consolidation

  ------------------------------- ----------------------- ------------- ------------- --------------------------
  CONTINUING OPERATIONS
  Brazil Mobile
  ATL (Brazil)                    Cellular                59.0%           1,916,581   Consolidation
  Tess (Brazil)                   Cellular                100.0%          1,032,026   Consolidation
  Telet (Brazil)                  Cellular                77.6%             783,230   Consolidation
  Americel (Brazil)               Cellular                76.7%             600,461   Consolidation
                                                                        -----------
                                                                          4,332,298

  ------------------------------- ----------------------- ------------- ------------- --------------------------
  DISCONTINUED OPERATIONS
  Brazil Broadband
  Canbras (Brazil)                Broadband Cable & ISP   75.6%                       Discontinued Operations

  Spanish Americas Broadband
  Genesis (Venezuela)             LMDS                    59.1%                       Discontinued Operations
  Techtel (Argentina)             Broadband,              60.0%                       Discontinued Operations
                                  Long Distance Carrier
  Spanish Americas Mobile
  Comcel (Colombia)               Cellular                77.1%                       Discontinued Operations


  ------------------------------- ----------------------- ------------- ------------- --------------------------
  LATIN AMERICA
  Competitive Local Exchange
  Carrier (CLEC)
  Axtel (Mexico)                  Fixed Wireless          27.7%                       Discontinued Operations

  --------------------------------------------------------------------------------------------------------------


  (1) Figures represent, as at December 31, 2001, BCI's economic interests in the companies listed except for the operating companies of Telecom Americas which represent Telecom Americas' economic interests.
  (2) Excludes BCI's discontinued operations previously sold or written-off: KG Telecom, Hansol, and the Vespers.
  (3) Represents BCI's accounting treatment for the companies listed except for the operating companies of Telecom Americas which represents Telecom Americas' accounting treatment.

    Revenues for the year ended December 31, 2001 were $373.9 million compared to $74.9 million as reported for 2000, representing an increase of $299.0 million. EBITDA (as computed in the table below) for the year ended December 31, 2001 were $57.6 million compared to negative $45.4 million, representing an increase of $103.0 million. The net loss from continuing operations for the year ended December 31, 2001 was $525.5 million compared to a loss of $224.2 million. Net loss applicable to common shares for the year ended December 31, 2001 was $333.6 million as compared to earnings of $156.0 million.

--------------------------------------------------------------------------------
FORM 20-F

                                                     (in millions of Canadian
                                                              dollars)
                                                 Fiscal Years Ended December 31,
                                                      2002               2001
                                                      ----               ----

    Operating loss from continuing operations,     $ (135.2)           $ (71.8)
    per consolidated statement of earnings
    Depreciation and amortization                     192.8               26.4
                                                --------------      ------------
    EBITDA                                         $   57.6            $ (45.4)
                                                ==============      ============



    The higher revenues, EBITDA and net loss from continuing operations, for the year ended December 31, 2001 compared to the previous year, were mainly due to the inclusion of full year results of ATL, which was contributed to Telecom Americas in the fourth quarter of 2000; Tess, which was acquired by Telecom Americas at the beginning of the second quarter of 2001; as well as an increased effective economic interest in Americel and Telet in 2001.

    Included in income from continuing operations for the year ended 2001 was a loss on investments of $157.6 million compared to a loss of $105.2 million for 2000. The 2001 loss included a $149.1 million provision related to the Put Option granted in 1998 to an investor in Comcel (see note 17 to the financial statements) and a $56.9 million loss on the sale of the shares of SK Telecom, received as part of the consideration for the sale of BCI's interest in Hansol, partially offset by a $41.2 million dilution gain arising from the reduction of BCI's interest in Telecom Americas at the end of June 2001. The 2000 loss mainly consisted of a write down of the SK Telecom shares.

    Net income from discontinued operations for the year ended December 31, 2001 was $220.0 million compared to $407.7 million for 2000. Net income from discontinued operations for 2001 included a $502.1 million gain on the sale of KG Telecom, partially offset by a $86.5 million write-off of the Vespers as well as losses from operations of Comcel, the Vespers, Axtel, Canbras and Genesis. Net income from discontinued operations for 2000 included a gain of $1,066.8 million from the sale of BCI's interest in Hansol offset losses from the operations of Comcel, the Vespers, Axtel, Canbras, Genesis and Hansol.

Differences between Canadian and US GAAP

    The accompanying financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from US GAAP as described in note 29 to the financial statements.

    Under US GAAP, by adopting the Plan of Arrangement, as of July 1, 2002 a liquidation basis of accounting is prescribed for BCI. Under such basis of accounting, BCI is required to consolidate its interest in Canbras and to equity account for its interest in Axtel. In addition, BCI is required to provide for estimated future costs until the expected liquidation date. Also, under such basis of accounting, financial statements are comprised of a statement of net assets and a statement of changes in net assets from July 1, 2002 instead of a balance sheet and a statement of earnings respectively.

--------------------------------------------------------------------------------
FORM 20-F

    Except for the provision for future costs, the financial position at December 31, 2002 under US GAAP is not different than under Canadian GAAP.

Risk Factors

    The following are major risk factors facing the Corporation. Certain of these risk factors are also discussed above under "Statement of Net Assets".

    Timing of Distributions and Completion of the Plan of Arrangement. While BCI estimates that a preliminary distribution to shareholders may be possible in the second half of 2004, this timing is dependent upon the resolution of BCI's contingent liabilities, in particular, outstanding and threatened litigation against BCI (as described below under "Litigation - Debentureholders Class Action", "Litigation - Shareholders Class Action" and "Threatened Litigation"). This timing may also be affected by various other factors, such as appeals of court decisions in these litigations, which could delay this timing by several months or more.

    In addition, the timing of the completion of the steps of BCI's Plan of Arrangement are also dependent upon the resolution of other known or unknown claims which may be asserted against BCI and which BCI may contest. A claims identification procedure has been established by order of the Court which provides for a three-month period (four months in the case of tax claims) in which potential claims against BCI are to be identified. However, this period does not commence until after the Court's decision with respect to whether or not the lawsuit filed by a BCI common shareholder on behalf of all persons who owned BCI common shares on December 3, 2001 should be certified as a class action. Although there can be no certainty, BCI anticipates a Court decision in that regard will be made in the second quarter of 2003. Following the identification period for claims, it is expected that the Court, upon the advice of the Monitor, will make further orders with respect to the timing, determination and resolution of the identified claims. BCI can give no assurances as to the length of time that may be necessary to conclude these steps.

    Litigation - Debentureholders Class Action. On April 29, 2002, BCI announced that a lawsuit had been filed with the Court by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures, seeking the Court's approval to proceed by way of class action on behalf of all holders of the 6.75% debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors and BCE up to an amount of $250 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's Recapitalization Transactions. In accordance with an agreement reached among the parties to this lawsuit in December 2002, the Court ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action and BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs have also agreed to the dismissal of the class action against BMO Nesbitt Burns Inc., one of the original defendants in the proceeding. In the event that BCI is not successful in its defense of the class action lawsuit, BCI's insurers have indicated that this claim will not be covered by BCI's existing insurance policies. BCI has indicated that it disagrees with this interpretation and has reserved its rights to contest such interpretation at a later date.

--------------------------------------------------------------------------------
FORM 20-F

    Although BCI is confident that the allegations are without merit, there can be no assurance that BCI will be successful in its defense. Furthermore, regardless of the outcome with respect to the Corporation, BCI has indemnification arrangements in place with its directors and will therefore bear the cost of damages in the event, and to the extent, that the claim is successful against BCI's directors.

    Litigation - Shareholders Class Action. On September 27, 2002 a lawsuit was filed with the Court by a BCI common shareholder. The plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI's Recapitalization Transactions and the implementation of the Plan of Arrangement. BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions, including actively contesting the certification of the lawsuit as a class action, to vigorously defend its position.

    Although BCI is confident that the allegations are without merit, there can be no assurance that BCI will be successful in its defense, either in contesting the certification of the lawsuit as a class action, or ultimately (if necessary) on the merits of the lawsuit. In the event that BCI is not successful in its defense of the lawsuit, there is no guarantee that BCI's insurers will agree that the claim is covered by BCI's existing insurance policies.

    Threatened Litigation. CDP which, as at December 21, 2001, held in the aggregate approximately $141 million of BCI's 1999 Debentures, has threatened to institute legal proceedings or otherwise pursue its claims against BCI, in connection with its allegations that the Recapitalization Transactions resulted in inequitable treatment of debenture holders as compared with the holders of common shares. On October 18, 2002, a notice of appearance was filed with the Court requesting that all documents produced in connection with the Plan of Arrangement be served upon CDP. BCI believes the allegations are without merit. In the event that litigation is commenced, or the claims asserted by other means, BCI intends to take all appropriate actions to vigorously defend its position, although there can be no assurance that BCI would be successful in defending such an action.

    Litigation - Comcel VOIP Indemnification. Pursuant to the Telecom Americas Reorganization in February 2002, which included the transfer of Comcel from Telecom Americas to America Movil or its affiliates, BCI agreed to indemnify Comcel for certain amounts (the details of which are set out below) to the extent Comcel is required to pay damages as a result of litigation, involving claims of approximately US$70 million, in respect of the provision by Comcel, between December 1998 and September 1999, of long distance services through VOIP. BCI has agreed (i) that BCI shall indemnify Comcel for the initial US$5 million of damages; (ii) Comcel shall be responsible for damages in excess of US$5 million up to and including US$7.5 million; and (iii) BCI shall indemnify Comcel for any damages in excess of US$7.5 million. Comcel is currently appealing the initial finding that it improperly provided VOIP services. It is not expected that there will be a hearing of this appeal before the second half of 2003, and any decision on this appeal is itself subject to further appeal. Comcel's Colombian counsel believes that, even if unsuccessful in this appeal process, the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis. However, there can be no assurance that Comcel will be successful in its defense.

--------------------------------------------------------------------------------
FORM 20-F

    Realization of Notes Received in Connection with Axtel's Restructuring and Remaining Equity Interest. In connection with the recent Axtel restructuring, BCI will receive a promissory note in an aggregate amount of US$3.5 million, due in instalments in June, September and December 2003, as well as a promissory note due in the second quarter of 2006 in the amount of US$9.4 million. There can be no assurance that BCI will receive payment of these notes receivable from Axtel.

    With respect to BCI's remaining 1.5% equity interest in Axtel, BCI will not retain any material influence or control over the affairs of Axtel, and there can be no assurance that BCI will be able to realize any value for this remaining investment.

    Realization of the Estimated Net Realizable Value of Investment in Canbras. There can be no assurance that BCI will recover its estimated net realizable value of its investment in Canbras. Management's best estimate of net realizable value is dependent on many factors which are outside of its control, including political and economic factors currently prevailing in Brazil, the value of the Brazilian real relative to the Canadian dollar, and the current financial situation of Canbras.

    In connection with the process presently being undertaken by Canbras aimed at gauging potential interest by third parties in acquiring all of Canbras' broadband communications businesses in Brazil, there can be no assurance regarding the outcome, including whether any definitive expressions of interest or bids will be made, or if made whether any such proposals will be on terms, including price, acceptable to the board of directors of Canbras, or whether any agreement could be concluded. In addition, if any such agreement could be concluded, the closing of any such transaction would be subject to regulatory and other required approvals, including shareholder approvals. Although BCI intends to dispose of its interest in Canbras, there can be no assurance that any proposals which may be made to Canbras will be on terms that are acceptable to BCI.

    As at December 31, 2002, Canbras had US$18.5 million (approximately $29 million) of debt outstanding under a credit facility with several financial institutions. Existing cash and cash generated from operations are not expected to be sufficient to meet US$9.25 million (approximately $14.6 million) in principal repayment obligations due in May 2003, and Canbras faces the possibility of a payment default which could result in an acceleration of the entire amount of indebtedness under the facility. In addition, Canbras does not expect to generate sufficient cash from operations to meet projected corporate overhead and certain other operating expenses for 2004.

    As a result, Canbras is engaged in on-going discussions with its lenders with a view to refinancing or otherwise modifying the terms of its credit facility, has approved an operating budget for 2003 that reflects constrained growth and a significant price increase for cable television services and is pursuing various strategies, including new sources of financing that could allow it to achieve the necessary liquidity to continue in operation beyond 2003. There can be no assurance as to the outcome of such discussions, including whether or not, and on what terms (if any) the lenders would be willing to refinance or otherwise modify the terms of such indebtedness, and whether or not such discussions will be concluded prior to the repayment date in May 2003.

--------------------------------------------------------------------------------
FORM 20-F

    In addition, at this time, Canbras does not have any commitments with respect to such strategies or for such new financing. Further, there can be no assurance that it will be able to secure any new financing, whether from the public or private equity or debt markets, or that any such new financing (if obtained) would not have a substantial dilutive effect on the current equity interests of Canbras' shareholders.

    If a favourable outcome is achieved with respect to Canbras' obligations under its credit facility, it is possible that prior to completing a disposition of its interest in Canbras, BCI may consider making further investments in Canbras. Whether or not BCI makes such investments may affect the value that BCI will realize upon the ultimate disposition of its interest in Canbras. Any decisions BCI takes with regard to further investments in Canbras will be subject to the Monitor's review and Court approval.

    Cash and Cash Equivalents and Temporary Investments. After receiving payment, on March 3, 2003, of the remaining balance due under the AMX Note, BCI had over $400 million of cash and cash equivalents and temporary investments. Some of the funds will be used to pay expected future operating costs and interest expenses pending the resolution of outstanding claims against BCI prior to making distributions to shareholders. In the interim, it is BCI's intention to invest such funds in investment grade bonds and commercial paper with various maturities, not extending beyond December 31, 2004, in such a manner as to maximize BCI's interest income. There can be no assurance that one or more issuers of such bonds or commercial paper might default on such obligations.

    Foreign Currency Exchange Rates. In order to offset the foreign currency risk associated with certain U.S. dollar denominated contingent liabilities, the Corporation keeps a portion of its temporary investments denominated in U.S. dollars. To the extent that BCI does not ultimately need these amounts to satisfy contingent liabilities, the Corporation may be exposed to exchange rate fluctuations on such temporary investments denominated in U.S. dollars.

    The Vesper Guarantees. There can be no assurance that the Vespers will have the resources needed to repay its bank debt when it becomes due. As a result, BCI may be called upon to make payments to such banks under its guarantees up to a maximum amount of US$32.3 million.

    Future Costs. BCI's actual future operating costs and interest income may be materially different than those estimated in this MD&A.

    Moreover, there can be no assurance that BCI will be in a position to make a preliminary distribution to its shareholders in the second half of 2004. To the extent that it is not able to do so, BCI will continue to incur such operating costs and interest income beyond such date.

    Stock Exchange Delisting. In 2002, Nasdaq initiated delisting proceedings against BCI on the basis of BCI's failure to meet minimum bid price requirements. Although Nasdaq ultimately agreed to allow BCI's common shares to remain listed on the exchange, there can be no assurance that BCI will continue to meet the Nasdaq listing requirements and that Nasdaq will not once again seek to delist BCI.

--------------------------------------------------------------------------------
FORM 20-F

    The TSX has indicated to the Corporation that it will not, as a result of BCI's operating under the Plan of Arrangement, suspend trading or begin a delisting proceedings with respect to BCI's common shares. However, the TSX intends to monitor the Corporation on an ongoing basis and will determine whether to suspend trading on the common shares if either the Corporation does not meet continued listing requirements or if the continued listing of the Corporation adversely affects the quality of the TSX market. There can be no assurance that BCI will maintain its TSX listing.

    In the event that BCI's common shares are delisted from either or both of the TSX and Nasdaq, there could be a material adverse effect on the liquidity of BCI's common shares.

    Enforceability of Certain Civil Liabilities. The Corporation is incorporated under the Canada Business Corporations Act and most of its assets are located outside the United States. Most of BCI's directors and officers reside outside the United States, and their assets are located outside the United States. Therefore, it may be difficult for U.S. investors to sue the Corporation or its directors, officers, controlling persons, accountants or attorneys. If a lawsuit is successful, it may be difficult to collect any money awarded.

B.   Research and Development

     None.

C.   Trend Information

     See "Item 5: Operating and Financial Review and Prospects - Management's Discussion and Analysis of Financial Condition and Results of Operations - Statement of Net Assets".


ITEM 6:   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

Directors

    The following table lists the names of the directors of the Corporation as at April 30, 2003. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with the articles and/or by-laws of the Corporation. As required, the board of directors of BCI has an audit committee. Members of the audit committee and the corporate governance committee are also indicated in the following table.

    Given that under BCI's Plan of Arrangement the activities of the Corporation are limited to disposing of its remaining assets and settling all of the remaining claims against it, with the goal of proceeding to a final distribution of assets to shareholders and the ultimate dissolution of BCI, the Corporation will be proposing the election of only four directors at its 2003 Annual General Meeting. Mr. Crosbie, Mrs. Kaufman, Mr. Plessis-Belair, Mr. Scott and Mr. Tanguay will not be nominated for re-election to the board of directors.

--------------------------------------------------------------------------------
FORM 20-F


Name                                           Position                                             Director Since

William D. Anderson                            Chairman and Chief Executive Officer of the          December 2000
(Montreal, Quebec)                             Corporation

John A. (Ian) Craig (1)                        Corporate director                                   May 2000
(Ottawa, Ontario)

The Honorable John C. Crosbie, P.C.,           Member, as counsel, of the law firm Patterson        October 1997
O.C.,Q.C. (1)                                  Palmer; Chancellor of Memorial University of
(St. John's, Newfoundland)                     Newfoundland

Donna S. Kaufman (2)                           Lawyer and corporate director                        February 1998
(Toronto, Ontario)

Michel Plessis-Belair, F.C.A. (2)              Vice-Chairman, Chief Financial Officer and           May 1999
(Montreal, Quebec)                             director of Power Corporation of Canada;
                                               Executive Vice-President, Chief Financial
                                               Officer and director of Power Financial
                                               Corporation

C. Wesley M. Scott (2)                         Corporate director                                   July 2000
(Toronto, Ontario)

Louis A. Tanguay                               Vice-Chairman of the Corporation                     July 2000
(Laval-sur-le-Lac, Quebec)

H. Brian Thompson (2)                          Chairman of Comsat International; Chairman,          October 1997
(Alexandria, Virginia (USA))                   President and Chief Executive Officer of
                                               Universal Telecommunications, Inc.

Siim A. Vanaselja (1)                          Chief Financial Officer of BCE Inc.                  May 2002
(Montreal, Quebec)

-------------------------
(1) Member of the corporate governance committee.
(2) Member of the audit committee.

    Brief biographies of current directors of the Corporation follow:

    William D. Anderson has been Chairman of the Corporation since December 2000 and Chief Executive Officer of the Corporation since November 2001. Mr. Anderson has also been the President of BCE Ventures since November 2000. From May 1998 to January 2001, Mr. Anderson was Chief Financial Officer of BCE. Mr. Anderson was also Chief Financial Officer of Bell Canada from May 1998 to June 1999. Prior thereto, Mr. Anderson served as Chief Financial Officer of Bell Cablemedia plc and subsequently Senior Vice-President, Finance of BCE. Prior to joining BCE, Mr. Anderson was a partner with KPMG. Mr. Anderson is a member of the board of directors of BCE Emergis Inc., CGI Group Inc., Aliant Inc., TransAlta Corporation and numerous other BCE group companies.

--------------------------------------------------------------------------------
FORM 20-F

    John A. (Ian) Craig retired in March 2000 from his position as Chief Marketing Officer of Nortel. In his 33 years with Nortel and its research subsidiary, Nortel Technology, Mr. Craig held numerous senior management positions including Chief Executive, Nortel Europe; President, Broadband Network; President, Wireless and Carrier Solutions; and Executive Vice-President, Enterprise Marketing. Mr. Craig is also a director of Arris International and CAE Inc. Mr. Craig is Chairman of the corporate governance committee.

    The Honourable John C. Crosbie, P.C., O.C., Q.C., is a member, as counsel, of the law firm Patterson Palmer since 1993 and Chancellor of Memorial University of Newfoundland since 1994. Mr. Crosbie is Vice-Chairman of the Board of the Atlantic Institute of Market Studies, and is a director of the Insurance Corporation of Newfoundland, Fishery Products Limited, Fishery Products International, Cornerstone Capital Resources Inc., Buchans Barite Ltd., and numerous other not-for-profit organizations. He is also a trustee of Oceanex Income Fund and Oceanex, President and director of China World Trade Corporation, Chairman and director of Deer Lake Oil & Gas Limited and director of Burin Fluorspar Limited. He also acts as a speaker for the National Speakers Bureau of Vancouver. Mr. Crosbie is a member of the corporate governance committee.

    Donna S. Kaufman is a lawyer and corporate director. Mrs. Kaufman was a partner of Stikeman Elliott, an international law firm, until 1997. Mrs. Kaufman is a director of BCE, Bell GlobeMedia Inc., Telesat, TransAlta Corporation, the Hudson's Bay Company, the Public Sector Pension Investment Board and UPM-Kymmene Corporation, and is a director of Historica and a Governor of the Baycrest Centre for Geriatric Care (member Research Advisory Committee). Mrs. Kaufman is a member of the audit committee.

    Michel Plessis-Belair, F.C.A., is Vice-Chairman, Chief Financial Officer and director of the management and holding company Power Corporation of Canada ("PCC") since August 1996, and Executive Vice-President, Chief Financial Officer and director of the holding company Power Financial Corporation ("PFC") since January 1997. Prior thereto, Mr. Plessis-Belair was Executive Vice-President and Chief Financial Officer of PCC and Senior Vice-President Finance of PFC. In addition to various directorships in the Power Corporation group of companies, Mr. Plessis-Belair is also a director of Universite de Montreal and Lallemand Inc. Mr. Plessis-Belair is a member of the audit committee.

    C. Wesley M. Scott is a corporate director. He retired on March 1, 2001 from his position as Chief Corporate Officer of BCE. Mr. Scott has held a variety of senior executive positions in BCE Group companies over his thirty-year career. Before re-joining BCE in February 2000, he was Vice-Chairman, Bell Canada, and prior thereto was Executive Vice-President and Chief Financial Officer of Nortel. From 1993 to 1995, Mr. Scott was Chief Executive Officer of Stentor Resource Centre Inc., and prior thereto was President of Bell Ontario. Mr. Scott is a director of BCE Emergis Inc., CGI Group Inc. and Sears Canada Ltd., and is a member of a number of not-for-profit boards. He is also a director of Solectron Inc., and Adventis Corporation in the United States. Mr. Scott is a member of the audit committee.

    Louis A. Tanguay is the Vice-Chairman of the Corporation. From July 2000 to November 2001, Mr. Tanguay was President and Chief Executive Officer of the Corporation, and prior thereto was President and Chief Operating Officer of the Corporation. Prior to joining BCI, Mr. Tanguay held numerous posts with Bell Canada over the course of four decades, culminating with his holding the position of President, Bell Quebec which he held concurrently with other positions with Bell Canada including President and Chief Executive Officer, Bell Local Services (1994) and President of Bell Canada Innovation Centre (1996). Mr. Tanguay is a member of the board of directors of Aeroports de Montreal, Canbras, Rona Inc., Saputo Inc., Bell Nordiq Group Inc., Geneka Biotechnology Inc. and Medisys.

--------------------------------------------------------------------------------
FORM 20-F

    H. Brian Thompson is currently Chairman of Comsat International and Chairman, President and Chief Executive Officer of Universal Telecommunications, Inc., a private investment and advisory company. From March 1999 to September 2000, Mr. Thompson was Chairman and Chief Executive Officer of Global TeleSystems Group, Inc. From January 1999 to March 1999, Mr. Thompson was non-executive Chairman of Telecom Eireann, the incumbent telephone company of Ireland. From June to December 1998, Mr. Thompson was Vice-Chairman of Qwest Communications Corporation, an international communications company and, prior to its merger with Qwest, was Chairman of the board of directors and Chief Executive Officer of LCI International Inc., a telecommunications service provider. Mr. Thompson is a director of Comsat International, DynCorp, Array Comm, Inc. and Axcelis Technologies, Inc. and United Autogroup. He is also a trustee of Capitol College in Laurel, Maryland, and is Co-Chairman for the Americas and Commissioner of the Global Information Infrastructure Commission. He also serves as a member of the Irish Prime Minister's Ireland-America Economic Advisory Board. For Ireland's Department of Public Enterprise, Mr. Thompson served as Chairman of both the Advisory Committee for Telecommunications and, more recently, the Advisory Committee on Info Coms. Mr. Thompson is Chairman of the audit committee.

    Siim A. Vanaselja has been the Chief Financial Officer of BCE Inc. since January 2001. Previously, he was Executive Vice-President and Chief Financial Officer of BCI. Prior to joining BCI in August 1996, Mr. Vanaselja was Vice-President Taxation and an officer of BCE. Before joining the BCE group in February 1994, Mr. Vanaselja was a partner at the accounting firm KPMG Canada in Toronto. Mr. Vanaselja is a member of the Institute of Chartered Accountants of Ontario. He also serves as a member of the Conference Board of Canada's National Council of Financial Executives and the Corporate Executive Board's Working Council for Chief Financial Officers. Mr. Vanaselja is a member of the corporate governance committee.

Officers

    The following table lists the names of the current executive officers of the Corporation. The executive officers serve at the pleasure of the board of directors. All executive officers devote full time to the affairs of the Corporation.

    Name                                 Position                                    Executive Officer Since
    ----                                 --------                                    -----------------------
    William D. Anderson                  Chairman and Chief Executive Officer        December 2000
    (Montreal, Quebec)

    Louis A. Tanguay                     Vice-Chairman                               February 1998
    (Laval-sur-le-Lac, Quebec)

    Robert Bouchard                      Executive Vice-President                    July 2000
    (Lorraine, Quebec)                   and Chief Operating Officer

    Howard N. Hendrick                   Executive Vice-President                    January 2001
    (Montreal, Quebec)                   and Chief Financial Officer

    Graham E. Bagnall                    Vice-President and Comptroller              February 1998
    (Montreal, Quebec)

    Anne D. St-Georges                   Vice-President, Human Resources             September 1998
    (Ile Cadieux, Quebec)                and Corporate Services

--------------------------------------------------------------------------------
FORM 20-F

    Brief biographies of current executive officers of the Corporation follow:

    William D. Anderson (see description provided above).

    Louis A. Tanguay (see description provided above).

    Robert Bouchard is Executive Vice-President and Chief Operating Officer of the Corporation since July 3, 2000. He previously held the position of Vice-President, Operations Support since 1993. Mr. Bouchard has been with the Bell Group since 1976, holding a number of line and staff managerial positions, as well as the positions of Assistant Vice-President, Budget & Results and General Manager, Installation and Repair and Customer Services for Bell Canada.

    Howard N. Hendrick is Executive Vice-President and Chief Financial Officer of the Corporation. Prior to his appointment as Chief Financial Officer in January 2001, Mr. Hendrick had close to 25 years of financial experience in the BCE Group, serving most recently as Vice-President, Finance of Bell ActiMedia Inc., Chief Financial Officer of Sympatico Lycos Inc. and Vice-President, Investor Relations for BCE and Bell Canada.

    Graham E. Bagnall is Vice-President and Comptroller of the Corporation and has held the same position since 1998. He previously held the position of Vice-President and Comptroller of TeleReal, a company formed by BCE in 1994 to manage and dispose of its residual real estate interests. From 1991 to 1994, Mr. Bagnall was Vice-President and Comptroller of Montreal Trust.

    Anne D. St-Georges is Vice-President, Human Resources and Corporate Services of the Corporation since September 1, 1998. Prior to her appointment with BCI, Mrs. St-Georges held numerous senior human resources positions with Bell Canada from January 1995 to September 1998. Prior thereto, Mrs. St-Georges held senior management positions in sales and operations at Bell Canada.

General

    There are no family relationships between any two or more directors or executive officers.

    There are no arrangements or understandings with major shareholders, customers or suppliers of the Corporation, or between any two or more directors or executive officers, pursuant to which he or she was selected as director or executive officer.

--------------------------------------------------------------------------------
FORM 20-F

B.   Compensation

    The aggregate amount of compensation paid by the Corporation for the financial year ended December 31, 2002 to its directors and officers as a group was $2,788,254. This amount excludes remuneration resulting from the grant and exercise of options pursuant to BCE's and BCI's stock option plans, the issuance of share units pursuant to BCI's share unit plan.

Compensation of Directors

    Each director who is not a salaried officer of the Corporation, its subsidiaries, BCE or its subsidiaries is entitled to be paid US$20,000 per annum for services as a director and to receive reimbursement for out-of-pocket expenses. In addition, the board of directors has approved the following additional compensation for directors:

        Annual Committee Chair Retainer               US$ 1,000
        Board Meeting Attendance Fee                  US$   750
        Committee Attendance Fee                      US$   500

    When Board or Committee meetings are attended by telephone instead of in person, directors are entitled to half of the fees set out above.

    With a view to encouraging share ownership, the Corporation established a share unit plan (the "BCI Share Unit Plan") for directors who are not salaried officers of the Corporation, its subsidiaries, BCE or its subsidiaries. Under this plan, 50% of the annual retainer fee of US$20,000 is paid in share units (the "BCI Share Units"), each of which is equivalent in value to one common share. Following cessation of Board service, BCI Share Units will be paid to the director in common shares or in cash at the discretion of the Corporation, after remittance of applicable withholding taxes.

    In light of the decision to substantially reduce the size of BCI's board of directors, the Corporation is considering certain changes to its directors' compensation policy to take effect following BCI's 2003 Annual General Meeting. Specifically, those nominees re-elected as directors who are not salaried officers of BCE, BCI or their respective subsidiaries may receive an increased annual retainer fee in consideration for their increased time commitments in serving as BCI directors. BCI anticipates that even with this possible increase in fees, the reduction in the size of the Board will reduce the overall cost of directors' remuneration. BCI may also consider discontinuing the issuance of BCI Share Units as part of the policy.

--------------------------------------------------------------------------------
FORM 20-F

Executive Compensation

    During the last completed financial year, no directors of BCI, other than Louis Tanguay, as a director of Canbras, received compensation from subsidiaries of the Corporation for services in their capacity as directors.

    The following table sets forth the annual and long-term compensation for the financial years ended December 31, 2002, 2001 and 2000 for the Chief Executive Officer and each of the four other most highly compensated executive officers of the Corporation (the "Named Executive Officers") received from BCI and its subsidiaries. No stock options were granted and no stock options were exercised by the Named Executive Officers during the financial year ended December 31, 2002.




                                 ---------------------------------------------------------------------------------------------------


                                          Annual Compensation                       Long-term Compensation
                                 ---------------------------------------------------------------------------------------------------
  Name and Position                Salary      Bonus     Other annual   Securities under    Restricted shares     All other
                                                         Compensation     options/SARs        or restricted      compensation
                      Years ended                                                               granted           share units
                      December 31    $           $          $ (9)        # of shares (11)           $            $ (16)
------------------------------------------------------------------------------------------------------------------------------------
W.D. Anderson (1)
Chairman and Chief
Executive Officer         2002       0        0             0              0                0                      0

                          2001       0        0             0              0                0                      0

                          2000       N/A      N/A           N/A            N/A              N/A                    N/A
--------------------------------------------------------------------------------------------------------------------------------
R. Bouchard (2)
Executive Vice-President  2002       244,600 120,540(6)     0              0                0                      12,240
and Chief Operating                                                                                               244,600 (17)
Officer                   2001       237,400  0 (6)         33,769 (10)    0                5,697 (14)              8,765
                          2000       200,000  71,300 (6)   261,047 (10)   25,000 (12)       7,300 (14)              5,871
                                             300,000 (7)                   9,000 (13)
--------------------------------------------------------------------------------------------------------------------------------
H.N. Hendrick (3)
Executive Vice-President  2002       214,000 120,868 (6)    0              0                  692 (14)              7,619
and Chief Financial                           65,000 (8)
Officer
                          2001       190,800  0 (6)         0              0                5,723 (14)              6,657

                          2000       N/A      N/A           N/A            N/A              N/A                    N/A
--------------------------------------------------------------------------------------------------------------------------------
A.D. St-Georges (4)
Vice-President, Human                                                                                               8,895
Resources and Corporate   2002       174,500  64,007 (6)    0              0                0                     174,500 (17)
Services
                          2001       171,000  0 (6)         0              0                5,402 (14)
                                                                                                                    7,265
                          2000       162,000  77,900 (6)    0              15,000 (12)     46,700 (15)              6,428
                                                                            6,500 (13)      3,910 (14)
----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FORM 20-F


                                 ---------------------------------------------------------------------------------------------------


                                          Annual Compensation                       Long-term Compensation
                                 ---------------------------------------------------------------------------------------------------
  Name and Position    Years       Salary      Bonus     Other annual   Securities under    Restricted shares     All other
                       ended                             Compensation     options/SARs        or restricted      ompensation
                       December                                             granted            share units
                         31
                                     $           $          $ (9)        # of shares (11)           $            $ (16)
------------------------------------------------------------------------------------------------------------------------------------

P. Stinis (5)                2002      170,100    68,517 (6)    0           0                  0
Vice-President, Finance                           40,000 (8)                                                   10,428
and Treasurer                                                                                                  170,100 (17)
                             2001      162,000    0 (6)         0           0                  5,272 (14)        8,072
                             2000      150,000    57,600 (6)    0           19,500 (12)       44,300 (15)        6,874
                                                  25,000 (7)                                   5,380 (14)
------------------------------------------------------------------------------------------------------------------------------------


----------------------------
(1) Mr. Anderson was appointed Chairman and Chief Executive Officer on November 16, 2001. He is also President of BCE Ventures and his compensation is paid by BCE Ventures; there is no chargeback to BCI. Because none of Mr. Anderson's compensation is paid by BCI, no compensation has been set out in the above table. However, based on a determination of the amount of time Mr. Anderson spent working on BCI matters as a percentage of his total services provided to BCE Ventures, an aggregate amount of $198,750 can be allocated as representing compensation to Mr. Anderson for his services to BCI in 2002.
(2) Mr. Bouchard was appointed Executive Vice-President and Chief Operating Officer as of July 3, 2000. Prior thereto, Mr. Bouchard was Vice-President, Operations Support.
(3) Mr. Hendrick was engaged by BCI as Executive Vice-President and Chief Financial Officer on January 15, 2001.
(4) Mrs. St-Georges was engaged by BCI as Vice-President, Human Resources and Corporate Services on September 1, 1998.
(5)  Mr. Stinis was engaged by BCI as Vice-President, Finance and
     Treasurer on May 24, 1999. Mr. Stinis resigned his position and left
     BCI in February 2003.
(6) Bonus paid in cash under the Corporation's annual incentive plan (the "Annual Incentive Plan").
(7) In 2000, Special Incentive Awards ("SIAs") were paid to key contributors in recognition of the successful disposition of BCI's investments in Asia (i.e., Hansol in Korea and KG Telecom in Taiwan).
(8) In 2002, SIAs were paid with respect to the Telecom Americas Reorganization and the BCI Recapitalization Transactions.
(9) Certain perquisites and other personal benefits for Named Executive
     Officers are not included since they do not exceed minimum threshold disclosure levels (lesser of 10% of salary and bonus and $50,000).
(10) Special compensation payments ("SCPs") are made upon the exercise of stock options granted under BCE's long-term incentive plan (the "BCE LTIP") or granted by Nortel further to the distribution of Nortel common shares to BCE shareholders on May 1, 2000. In connection with the Nortel Networks common share distribution by BCE in May 2000, each outstanding BCE stock option was cancelled and replaced by a new option which gives the right to buy one BCE common share (BCE Replacement Option) under the same terms and conditions as the original option, and approximately 1.57 post-split common shares of Nortel Networks (Nortel Replacement Options) at an exercise price established so as to preserve the economic value of the option originally granted. The SCPs attached to options granted prior to November 1999 under the BCE LTIP and still outstanding at the time of the Nortel Networks common share distribution were adjusted accordingly and remained the responsibility of BCE and/or its subsidiaries. SCPs are triggered when the options to acquire BCE common shares or Nortel Networks common shares as the case may be are exercised. SCPs are cash payments representing the excess of the average of the closing prices of BCE or Nortel shares on the TSX on the date of exercise over such closing prices on the last trading day prior to the effective date of the grant. The SCPs are provided for the purpose of paying taxes upon the exercise of options and are triggered when the stock options are exercised.
(11) Options granted under BCI's long-term incentive (stock option) program
     (1997) (the "BCI 1997 Option Plan") and BCI's long-term incentive (stock option) program (2000) (the "BCI 2000 Option Plan"). The numbers of options set out in the table have not been adjusted to reflect the consolidation of BCI's common shares in 2002. For details of adjusted options see the Options/SARs grant table on page 10 of BCI's proxy circular dated March 10, 2003. Freestanding Stock Appreciation Rights ("SARs") cannot be granted under the BCI 2000 Option Plan and no SARs were granted to the Named Executive Officers under the BCI 1997 Option Plan. No stock options have been granted to executives since 2000.
(12) Options granted under the BCI 2000 Option Plan.
(13) Options granted under the BCI 1997 Option Plan.
(14) As part of the BCI's employee share investment plan (the "BCI ESIP"), executives could contribute up to 10% of their eligible earnings (salary and target bonus) in order to acquire BCI shares. BCI matched 50% of the shares acquired with the executive's contribution up to 3% of their eligible earnings. BCI's contribution was delivered in performance share units ("PSUs"). The BCI ESIP was discontinued in 2002.
(15) Prior to 2001, Executives were entitled to a premium for superior performance ("PSP") when corporate performance as defined under the Annual Incentive Plan exceeded the full attainment of corporate objectives. The PSP was delivered in PSUs subject to vesting conditions. Values shown in the Executive Compensation Table represent the dollar value of the PSP before it was converted into PSUs. None of these share units have any current monetary value.

--------------------------------------------------------------------------------
FORM 20-F

(16) "All other compensation" includes payments for life insurance premiums and a health program allowance. The health program allowance is equal to 1.5% of salary and is paid by BCI to all management employees residing in the province of Quebec.
(17) Represents payments in 2002 relating to a special retention plan entered into with certain key employees in July 2000.

Long-term Incentive (Stock Option) Programs

     The Corporation has two stock option programs, the BCI 2000 Option Plan and the BCI 1997 Option Plan. The BCI 2000 Option Plan is performance-based. Options must be exercised during a period established by the corporate governance committee but, in any event, within a period of seven years. The BCI 1997 Option Plan is a standard stock option program with vesting taking place over a period of four years i.e., time-based only, and an exercise period which cannot exceed ten years.

     The corporate governance committee administers the BCI 2000 Option Plan and the BCI 1997 Option Plan on behalf of the board of directors. The exercise price and other conditions of grants made under both programs were based on the closing price of the common shares on the TSX on the last trading day prior to the effective date of the grant of options.

     An aggregate of 2,000,000 and 3,000,000 common shares were reserved for issuance to holders of options granted under the BCI 1997 Option Plan and the BCI 2000 Option Plan, respectively. Taking into account the share consolidation of BCI's common shares that occurred on July 18, 2002, an aggregate of 14,813 and 25,014 common shares remain reserved for issuance to holders of options previously granted and as of February 28, 2003, options to acquire an aggregate of 6,950 and 2,591 common shares were outstanding under the BCI 1997 Option Plan and the BCI 2000 Option Plan, respectively.

     Given the particular circumstances that prevailed within the Corporation, there were no grants made under the BCI 1997 Option Plan and BCI 2000 Option Plan in 2001 or 2002, and no grants are planned for future years. Alternatively, the board of directors has approved a mid-term bonus as described below.

Mid-Term Bonus

     Payments under the mid-term bonus are timed to coincide with the liquidation of the Corporation. Given the current salaries of the Named Executive Officers, the bonus would range between 31% and 50% of base salary. Subject to being pro-rated as described below, the bonus period commenced on January 1, 2002 with full payout to be made following the substantial completion of the liquidation of the Corporation. To receive the maximum bonus, Named Executive Officers must remain at BCI or elsewhere in the BCE Group until the liquidation of the Corporation. For employees who leave BCI as a result of retirement, company-initiated termination of employment (except for cause), death or disability, the bonus will be pro-rated for the period between January 1, 2002 and the actual date of termination of employment, as a percentage of the total period from January 1, 2002 to the actual date of liquidation of the Corporation.

--------------------------------------------------------------------------------
FORM 20-F

Benefits

     With the exception of Mr. Stinis, the Named Executive Officers participate in a pension plan (the "Pension Plan") sponsored by BCE and offered to BCI employees. Mr. Stinis participates in the defined contribution portion of the Pension Plan with a Company contribution of 4%. All other benefits and perquisites are aligned with the median of the comparator group.

Total Compensation of the Chief Executive Officer

     William D. Anderson served as Chief Executive Officer during all of 2002. Mr. Anderson is also President of BCE Ventures, a wholly-owned subsidiary of BCE, the majority shareholder of BCI. His compensation is fully paid by BCE Ventures and there is no chargeback to BCI.

Pension Arrangements

    With the exception of Mr. Stinis, the Named Executive Officers participate in the non-contributory defined benefit portion of the Pension Plan.

    In the case of Mr. Stinis, his pension benefits for pensionable service after December 31, 1999 are accrued under the defined contribution portion of the Pension Plan.

    The following describes the pensions payable to the other Named Executive Officers under the defined benefit portion of the Pension Plan:

    (i) Pension is based on pensionable service and the average of the best consecutive sixty (60) months of pensionable earnings. Pensionable earnings include executives' salary and bonus under the Annual Incentive Plan.

    (ii) Pension is payable for the executives' lifetime. By statute, a spousal survivor benefit of approximately 60% must be provided. The cost of providing the survivor benefit is borne by the executive.

    (iii)In addition, the Corporation does, as a policy, pay to employees who retire from the Corporation pension benefits in excess of the maximum amount payable from a registered pension plan as per the Tax Act rules.

    The following describes the pension payable to Mr. Stinis under the defined contribution portion of the Pension Plan, for his pensionable service after December 31, 1999:

    (i) BCI contributes 4% of the executive's annual pensionable earnings. Pensionable earnings include salary and bonus under the Annual Incentive Plan, capped at target.

    (ii) Pension is based on the amount accumulated in the defined contribution account.

--------------------------------------------------------------------------------
FORM 20-F

    For all the Named Executive Officers, on retirement, but contingent on completion of thirty (30) years' service, paid absence prior to pension or a lump-sum in lieu thereof is granted, as follows: nine months for Mr. Bouchard, Mr. Hendrick, Mr. Stinis and Mrs. St-Georges.

    The following table shows estimated annual pension benefits payable under the defined benefit portion of the Pension Plan, upon retirement on December 31, 2002, at age 65, to officers in specified earnings and service classifications, including the excess pension benefits referred to above.

    ------------------------------ --------------------------------------------------------------------------

        Pensionable earnings                               Credited years of service
    ------------------------------ --------------------------------------------------------------------------
                                           10            20             30             40             50
    ------------------------------ -------------- -------------- -------------- -------------- --------------
             $ 100,000                  $ 14,300       $ 27,800       $ 40,300       $ 53,500       $ 68,500
    ------------------------------ -------------- -------------- -------------- -------------- --------------
               200,000                    31,300         61,000         88,500        116,700        140,000
    ------------------------------ -------------- -------------- -------------- -------------- --------------
               300,000                    48,300         94,200        136,700        179,900        210,000
    ------------------------------ -------------- -------------- -------------- -------------- --------------
               400,000                    65,300        127,400        184,900        243,100        280,000
    ------------------------------ -------------- -------------- -------------- -------------- --------------


     Benefits shown above are not subject to any deductions for government benefits or other offset amounts. The benefits are partially indexed annually to increases in the Consumer Price Index but in no case may indexation exceed 4%.

     In no case may an officer receive under the Pension Plan an annual aggregate pension benefit from BCI and its affiliated companies in excess of 70% of average pensionable earnings.

     For purposes of computing their total retirement benefits under the defined benefit portion of the Pension Plan, at age 65, Mr. Bouchard will have 42.6 years of credited service, Mr. Hendrick will have 40.6 years of credited service, Mrs. St-Georges will have 40.4 years of credited services and Mr. Stinis will have 0.6 years of credited service. As of January 1, 2003, Mr. Bouchard had 26.6 years of credited service, Mr. Hendrick, 26.2 years, Mrs. St-Georges, 32.4 years, and Mr. Stinis, 0.6 years. Annualized pensionable earnings for 2002, including the Annual Incentive Plan bonus, for Messrs. Bouchard, Hendrick, Stinis and Mrs. St-Georges were, respectively, $365,120, $334,868, $238,507 and $238,617.

Indebtedness of Directors and Officers

     No director, executive officer or senior officer of the Corporation, or proposed nominee for election as a director of the Corporation, or any associate thereof, is currently indebted to the Corporation or its subsidiaries. As of the date hereof, the aggregate indebtedness of all current and former directors, officers and employees of BCI and of its subsidiaries owed to another entity where the indebtedness was the subject of a support agreement provided by BCI and its subsidiaries was nil.

C.   Board Practices

     The Corporation's board of directors has two standing committees: an audit committee and a corporate governance committee. The following is a summary of the Corporation's audit committee and corporate governance committee. Additional information relating to board practices of the Corporation can be found in "Item 6: Directors, Senior Management and Employees - Directors and Senior Management
- Directors".

--------------------------------------------------------------------------------
FORM 20-F

Audit Committee

     The mandate of the audit committee was recently revised in light of current corporate governance initiatives. Changes to the mandate included providing for the direct reporting of the Corporation's external auditors to the audit committee, the approval by the audit committee of all permitted non-audit services and the approval by the audit committee of all related party transactions. In addition, pursuant to its mandate, the audit committee continues to review, report and, where appropriate, provide recommendations to the board of directors on: the annual and interim consolidated financial statements and management's discussion and analysis; all public disclosure documents containing financial information; the integrity of the financial reporting processes and effectiveness of the internal control systems of the Corporation; the appropriateness of the Corporation's accounting policies; the appointment, terms of engagement and proposed fees of the external auditors; the impact of permitted non-audit services on the independence of the external auditors; the external auditors' basis for risk assessment and related audit scope and audit plan; the post-audit letter of recommendations and management's response and any disagreements or unresolved issues between the external auditors and management; and the appropriateness of, and compliance with, the policies and practices of the Corporation relating to business ethics. At each meeting, the audit committee meets privately with the external auditors without management being present.

Corporate Governance Committee

     The mandate of the corporate governance committee is to review, report and, where appropriate, provide recommendations to the board of directors on: candidates for election to the board of directors; the appointment of the Chief Executive Officer and other senior officers; directors' remuneration in relation to current compensation practices; existing management resources and succession plans for officers and other ranks; the performance of the Chief Executive Officer and other officers; the Corporation's executive compensation policy; with respect to management, any proposed changes in organization or personnel, or changes to the Corporation's pension and benefit plans; and matters of corporate governance. The corporate governance committee also establishes management performance criteria and undertakes annual surveys of all directors to allow each director to assess the effectiveness of the board of directors as well as to appraise his or her own participation on the board of directors. The corporate governance committee reports to the board of directors annually on the assessment by the directors of the effectiveness of the board of directors. The corporate governance committee also advises the board of directors on policy with respect to the administration, funding and investment of the pension plan and fund. The corporate governance committee also generally oversees the administration and investment of such pension plan and fund. Following BCI's 2003 Annual General Meeting, it is anticipated that the board of directors as a whole will take on the responsibilities of the corporate governance committee.

--------------------------------------------------------------------------------
FORM 20-F

D.   Employees

     In addition to the individuals employed worldwide by BCI's companies, BCI employed at the parent company level approximately 23 employees as at December 31, 2002, compared to 38 as at December 31, 2001 and 92 as at December 31, 2000. The lower staff level at the end of 2002 is attributable to the reduction in the scope of BCI's activities.

E.   Share Ownership

     As at April 30, 2003, the aggregate number of common shares of the Corporation owned by the Named Executive Officers and the directors of the Corporation as a group was less than 1% of the total issued and outstanding common shares.


ITEM 7:   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     As at the date hereof, BCE directly and indirectly, owns 62.2% of the issued and outstanding common shares of the Corporation. BCE, together with its subsidiaries and associated companies, is Canada's largest telecommunications company. BCE had, on a consolidated basis, revenues of $19.8 billion in 2002 and had total assets of $39.6 billion and approximately 66,000 employees at December 31, 2002.

     The following table sets forth certain information regarding the beneficial ownership of the common shares of the Corporation by the owners of 5% or more of the common shares.

    -------------------------------- ------------------------------ ----------

      Identity of Person or Group       Number of Shares Owned      % of Shares
    -------------------------------- ------------------------------ ----------
      3499201 Canada Inc.                     22,617,568              56.5
    -------------------------------- ------------------------------ -----------
      BCE Inc.                                 2,262,646               5.7
    -------------------------------- ------------------------------ -----------
                                                                      62.2
    -------------------------------- ------------------------------ -----------

     As at March 21, 2003, the record date of BCI's 2003 Annual General Meeting, to the extent that the Corporation is aware, there were 111 registered shareholders of the Corporation in the United States and such shareholders held approximately 3.24% of the Corporation's common shares.

     BCI's major shareholders have no different voting rights from the other shareholders of the Corporation.

B.    Related Party Transactions

     BCI has not entered into any material transaction during the last three fiscal years and is not presently involved in any proposed transaction, to which it or any of its subsidiaries was or is to be a party, in which any of its directors or officers or any relative or spouse of such persons or 3499201 had or is to have a direct or indirect material interest. The Corporation has however entered into the following agreements with certain related parties:

--------------------------------------------------------------------------------
FORM 20-F

     BCE Loan. On September 17, 2001, concurrently with the Corporation entering into the Credit Facility with a group of lenders, BCE extended the BCE Loan to BCI in a principal amount of $75 million. The BCE Loan was to mature on April 8, 2002, subject to extension in the event that the maturity date of the Credit Facility was also extended. Until the Credit Facility was repaid in full and permanently cancelled, the BCE Loan was subordinated, with respect to the payment in cash of principal and interest, to all amounts payable under the Credit Facility and BCI's High Yield Notes due in 2004.

     Under the terms of the BCE Loan, BCE was entitled, at its option and at any time, to demand repayment of the loan through the issuance of BCI common shares based on a 20-day weighted average trading price of the common shares. On February 15, 2002, in connection with the Recapitalization Transactions, BCI repaid the outstanding balance of approximately $78 million of principal and interest on the BCE Loan through the issuance to BCE of 271,365,570 BCI common shares. See "Item 4: Information about the Corporation - History and Development of the Corporation - Recent Developments - 2002 and 2003 - Recapitalization Transactions".

     Commitment Agreement. In connection with BCI's Rights Offering, BCE entered into a commitment agreement with BCI (the "Commitment Agreement"), effective November 30, 2001, whereby BCE agreed, among other things, to exercise or cause to be exercised all of the rights issued to it as well as to take up and pay for all of the units not otherwise purchased pursuant to the Rights Offering. As a result of the exercise of its rights under the Commitment Agreement, on February 15, 2002, BCE was issued 2,654,489,176 common shares of BCI.

     Also pursuant to the Commitment Agreement, BCE agreed that, to the extent that immediately after giving pro forma effect to the Recapitalization Transactions, BCE would beneficially own less than 51.0% of BCI's common shares on a fully-diluted basis, BCE would subscribe, on February 15, 2002, for the number of common shares necessary to ensure that BCE's beneficial ownership of BCI as at February 15, 2002 was not less than 51.0% (the "Top-up Obligation"). Ultimately, on February 15, 2002, BCE's ownership interest in BCI (calculated for purposes of the Top-up Obligation) was not less than 51.0%, and the Top-up Obligation expired unexercised.

     BCE Option. As part of the Recapitalization Transactions, BCI granted BCE an option (the "BCE Option"), effective December 7, 2001, giving BCE the irrevocable right (but not the obligation) to subscribe, at any time and from time to time, at the then-current market price, from December 7, 2001 to February 15, 2002, for that number of BCI common shares sufficient to prevent BCE's ownership in BCI from falling below 51.0% on an issued and fully-diluted basis. The BCE Option expired unexercised on February 15, 2002.

     BCE Participation in BCI Rights Offering. On February 15, 2002, in conjunction with the closing of other elements of its Recapitalization Transactions, the Corporation concluded a $440 million Rights Offering to the holders of its common shares. Under the Rights Offering, BCE subscribed to its full pro rata share of the Rights Offering, and further subscribed for all rights not taken up by BCI's minority shareholders.

--------------------------------------------------------------------------------
FORM 20-F

ITEM 8:   FINANCIAL INFORMATION

A.   Financial Information

     See "Item 18:  Financial Statements".

B.   Legal Proceedings

    The Corporation is subject to the following legal proceedings:

    Debentureholders Class Action. On April 29, 2002, BCI announced that a lawsuit had been filed with the Court by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures, seeking the Court's approval to proceed by way of class action on behalf of all holders of the 6.75% debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors and BCE up to an amount of $250 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's Recapitalization Transactions. In accordance with an agreement reached among the parties to this lawsuit in December 2002, the Court ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action and BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs have also agreed to the dismissal of the class action against BMO Nesbitt Burns Inc., one of the original defendants in the proceeding. In the event that BCI is not successful in its defense of the class action lawsuit, BCI's insurers have indicated that this claim will not be covered by BCI's existing insurance policies. BCI has indicated that it disagrees with this interpretation and has reserved its rights to contest such interpretation at a later date.

    Although BCI is confident that the allegations are without merit, there can be no assurance that BCI will be successful in its defense. Furthermore, regardless of the outcome with respect to the Corporation, BCI has indemnification arrangements in place with its directors and will therefore bear the cost of damages in the event, and to the extent, that the claim is successful against BCI's directors.

    Shareholders Class Action. On September 27, 2002 a lawsuit was filed with the Court by a BCI common shareholder. The plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI's Recapitalization Transactions and the implementation of the Plan of Arrangement. BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions, including actively contesting the certification of the lawsuit as a class action, to vigorously defend its position.

--------------------------------------------------------------------------------
FORM 20-F

    Although BCI is confident that the allegations are without merit, there can be no assurance that BCI will be successful in its defense, either in contesting the certification of the lawsuit as a class action, or ultimately (if necessary) on the merits of the lawsuit. In the event that BCI is not successful in its defense of the lawsuit, there is no guarantee that BCI's insurers will agree that the claim is covered by BCI's existing insurance policies.

    Comcel VOIP Indemnification. Pursuant to the Telecom Americas Reorganization in February 2002, which included the transfer of Comcel from Telecom Americas to America Movil or its affiliates, BCI agreed to indemnify Comcel for certain amounts (the details of which are set out below) to the extent Comcel is required to pay damages as a result of litigation, involving claims of approximately US$70 million, in respect of the provision by Comcel, between December 1998 and September 1999, of long distance services through VOIP. BCI has agreed (i) that BCI shall indemnify Comcel for the initial US$5 million of damages; (ii) Comcel shall be responsible for damages in excess of US$5 million up to and including US$7.5 million; and (iii) BCI shall indemnify Comcel for any damages in excess of US$7.5 million. Comcel is currently appealing the initial finding that it improperly provided VOIP services. It is not expected that there will be a hearing of this appeal before the second half of 2003, and any decision on this appeal is itself subject to further appeal. Comcel's Colombian counsel believes that, even if unsuccessful in this appeal process, the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis. However, there can be no assurance that Comcel will be successful in its defense.

    Threatened Litigation. CDP which, as at December 21, 2001, held in the aggregate approximately $141 million of BCI's 1999 Debentures, has threatened to institute legal proceedings or otherwise pursue its claims against BCI, in connection with its allegations that the Recapitalization Transactions resulted in inequitable treatment of debenture holders as compared with the holders of common shares. On October 18, 2002, a notice of appearance was filed with the Court requesting that all documents produced in connection with the Plan of Arrangement be served upon CDP. BCI believes the allegations are without merit. In the event that litigation is commenced, or the claims asserted by other means, BCI intends to take all appropriate actions to vigorously defend its position, although there can be no assurance that BCI would be successful in defending such an action.

     The Corporation is also involved in other litigation from time to time in the ordinary course of its business. In management's opinion, such litigation is not material to the Corporation's financial condition, results of operations or cash flows.


ITEM 9:   THE OFFER AND LISTING

A.   Offer and Listing Details

     The following tables set forth the high and low closing prices for the common shares from 1998 through April 2003. The numbers below have been adjusted to take into consideration the share consolidation of approximately 120 to 1, which became effective on July 22, 2002. See "Item 4: Information about the Corporation - History and Development of the Corporation - Recent Developments - 2002 and 2003 - Plan of Arrangement".

--------------------------------------------------------------------------------
FORM 20-F

                           The Toronto Stock Exchange
                                              High              Low
                                              ----              ---
                                              Cdn$              Cdn$
Annual

1998.......................................  4,563.44         1,187.34
1999.......................................  4,227.63         1,775.01
2000.......................................  5,696.81         3,418.09
2001.......................................  3,747.90            93.55
2002.......................................    143.92             0.60

Quarterly 2001

1st quarter................................  3,747.90         2,336.29
2nd quarter................................  2,637.32         1,966.90
3rd quarter................................  1,927.32           580.47
4th quarter................................    669.22            93.55

Quarterly 2002

1st quarter................................    143.92            11.39
2nd quarter................................     13.79             0.60
3rd quarter................................      3.60             0.60
4th quarter................................      2.02             1.56

Monthly

November 2002..............................      2.00             1.60
December 2002..............................      2.02             1.87
January 2003...............................      2.85             1.94
February 2003..............................      2.72             2.26
March 2003.................................      2.39             2.15
April 2003.................................      2.30             2.01


                           The Nasdaq National Market

                                                High              Low
                                                ----              ---
                                                US$               US$
Annual

1998.......................................  3,147.48           771.88
1999.......................................  2,802.76         1,184.05
2000.......................................  3,851.92         2,023.38
2001.......................................  2,458.03            59.95
2002.......................................     89.93             0.12


--------------------------------------------------------------------------------
FORM 20-F

Quarterly 2001

1st quarter................................  2,458.03         1,498.80
2nd quarter................................  1,706.24         1,284.17
3rd quarter................................  1,340.53           364.62
4th quarter................................    417.27            59.95

Quarterly 2002

1st quarter................................     89.93             6.00
2nd quarter................................      8.99             0.12
3rd quarter................................      2.04             0.61
4th quarter................................      1.33             0.99

Monthly

November 2002..............................      1.33             1.01
December 2002..............................      1.28             1.19
January 2003...............................      1.89             1.25
February 2003..............................      1.78             1.56
March 2003.................................      1.62             1.47
April 2003.................................      1.60             1.37


     On April 30, 2003 the last reported sale price for the common shares on the TSX and on Nasdaq was $2.25 and US$1.55, respectively.

B.   Plan of Distribution

     Not applicable.

C.   Markets

     The Corporation's common shares are listed for trading on the TSX (symbol "BI") and on Nasdaq (symbol "BCICF"). The common shares, which were issued at an offering price of $22.50 (US$16.30) ($2,698.50 or US$1,954.91 taking into consideration BCI's share consolidation in 2002), began trading on such exchanges on October 6, 1997. Prior to that date, there was no public market for the common shares.

D.   Selling Shareholders

     Not applicable.

--------------------------------------------------------------------------------
FORM 20-F

E.   Dilution

     Not applicable.

F.   Expenses of the Issue

     Not applicable.


ITEM 10:  ADDITIONAL INFORMATION

A.   Share Capital

     Not applicable.

B.   Articles of the Corporation

Meetings of Directors


    Quorum

     Unless otherwise fixed by the board of directors, three directors shall constitute a quorum at meetings of the directors.


    Conflict

     At any meeting of the directors, any question shall be decided by a majority of the votes cast and, in the case of equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

Share Capital

     The authorized share capital of the Corporation consists of an unlimited number of first preferred shares, issuable in series, an unlimited number of second preferred shares, issuable in series, and an unlimited number of common shares, all of which classes are without nominal or par value. As at April 30, 2003, the Corporation had 40,000,000 common shares issued and outstanding.


    First Preferred Shares

     Issuance in Series. The first preferred shares shall be issuable in series and the board of directors of the Corporation shall have the right, from time to time, to fix the number of shares in, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the first preferred shares of each series subject to the limitations, if any, set out in the articles of the Corporation.

     Rank. The first preferred shares shall rank prior to the second preferred shares and the common shares with respect to the payment of dividends and in the event of the distribution or division of the assets of the Corporation upon the liquidation, dissolution or winding-up of the Corporation. The first preferred shares in each series shall rank equally with the first preferred shares of any other series.

--------------------------------------------------------------------------------
FORM 20-F

     Voting Rights. Unless the articles of the Corporation otherwise provide with respect to any series of the first preferred shares, the holders of the first preferred shares shall not be entitled to receive any notice of or attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting.


    Second Preferred Shares

     Issuance in Series. The second preferred shares shall be issuable in series and the board of directors of the Corporation shall have the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the second preferred shares of each series subject to the limitations, if any, set out in the articles of the Corporation.

     Rank. The second preferred shares shall rank after the first preferred shares but prior to the common shares with respect to the payment of dividends and in the event of the distribution or division of the assets of the Corporation upon the liquidation, dissolution or winding-up of the Corporation. The second preferred shares in each series shall rank equally with the second preferred shares of any other series.

     Voting Rights. Unless the articles of the Corporation otherwise provide with respect to any series of the second preferred shares, the holders of the second preferred shares shall not be entitled to receive any notice of or attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting.


    Common Shares

     The common shares shall entitle the holders therof to one vote per common share at all meetings of shareholders, except meetings at which only holders of another specified class or series of shares are entitled to vote. There are no limitations under Canadian corporate law or the articles or by-laws of the Corporation on the right of owners of common shares who are not residents of Canada to hold or vote their common shares. The holders of common shares shall have the right, subject to the rights, privileges, restrictions and conditions attaching to any series of the first preferred shares and any series of the second preferred shares of the Corporation, to receive any dividend declared by the Corporation and the remaining property of the Corporation upon a dissolution.

C.    Material Contracts

     Other than the following transactions, the Corporation has not entered into any material contracts outside the ordinary course of business during the two years immediately preceding the publication of this annual report:

--------------------------------------------------------------------------------
FORM 20-F

     o Recapitalization Transactions (see "Item 4: Information about the Corporation - Recent Developments - 2002 and 2003 -
          Recapitalization Transactions");

     o Sale of Telecom Americas (see "Item 4: Information about the Corporation - Recent Developments - 2002 and 2003 - Sale of Telecom Americas"); and

     o    Plan of Arrangement (see "Item 4: Information about the Corporation
          - Recent Developments - 2002 and 2003 - Plan of Arrangement").

D.   Exchange Controls

     Except for the Investment Canada Act (Canada) and Canadian withholding taxes described below under "Taxation", there are no limitations on the right of non-residents of Canada or foreign owners to hold or vote the Corporation's common shares or any of the Corporation's other securities imposed by Canadian laws or any of the Corporation's constating documents and there are no Canadian laws, decrees or regulations that restrict the export or import of capital or affect the remittance of dividends, interest or other payments to holders of any of the Corporation's securities who are not residents of Canada.

E.   Taxation

Canadian Federal Income Taxation

     The following discussion is a summary of the material Canadian federal income tax consequences of the ownership and disposition of common shares by U.S. Holders, as defined below. It is not intended to be, nor should it be construed to be, legal or tax advice to any prospective investors, and no opinion or representation with respect to the income tax consequences to any such prospective investor is made. It does not take into account the individual circumstances of any particular investor and does not address consequences peculiar to any investor subject to special provisions of Canadian federal income tax law. Prospective investors are urged to consult their own tax advisors regarding the tax consequences to them of an investment in the common shares.

     This summary takes into account the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act publicly announced prior to the date of this annual report, the Convention between Canada and the United States of America with respect to Taxes on Income and on Capital (the "Convention") and the current published administrative practices and policies of Canada Customs and Revenue Agency. It assumes that all proposals to amend the Tax Act will be enacted in their present form and otherwise does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action nor does it take into account provincial, territorial or foreign tax legislation or considerations. This summary is generally applicable to a person who acquires the common shares and who (i) throughout the period during which the purchaser owns the common shares, is not resident in Canada for the purposes of the Tax Act and is a resident of the United States for the purposes of the Convention, (ii) holds the common shares as capital property, and (iii) does not use or hold, and is not deemed to use or hold, such common shares in, or in the course of, carrying on a business in Canada or providing independent personal services therein (a "U.S. Holder"). The common shares will generally be considered to be capital property to a U.S. Holder unless either the U.S. Holder holds those shares in the course of carrying on a business or the U.S. Holder has acquired those shares in one or more transactions considered to be an adventure in the nature of trade.

--------------------------------------------------------------------------------
FORM 20-F

     This summary is not exhaustive of all potential Canadian income tax consequences to a U.S. Holder of acquiring, holding or disposing of common shares.

     Dividends paid or credited (or deemed to be paid or credited) by the Corporation to a U.S. Holder that beneficially owns such dividends generally are subject to Canadian withholding tax at the rate of (i) 5% of the gross amount of such dividends if the U.S. Holder is a company that owns at least 10% of the voting stock of the Corporation, or (ii) 15% of the gross amount of such dividends in all other cases (reduced from 25% by the Convention).

     A U.S. Holder which is a trust, company, organization or other arrangement generally exempt from income taxation in the United States in a given taxable year and operated exclusively either (i) to administer or provide pension, retirement or employee benefits or (ii) to earn income for the benefit of an organization referred to in (i) shall not be subject to Canadian withholding tax on dividends paid or credited (or deemed to be paid or credited) by the Corporation in such year unless such U.S. Holder is related to the Corporation or receives such dividends in the course of carrying on a trade or business. Provided that certain administrative procedures are observed by such U.S. Holder, the Corporation will not be required to withhold such tax from dividends paid or credited (or deemed to be paid or credited) to such U.S. Holder.

     A U.S. Holder will not be subject to tax under the Tax Act on any gain in respect of the disposition or deemed disposition of common shares unless those common shares constitute "taxable Canadian property" as defined in the Tax Act. The common shares generally will not constitute taxable Canadian property to a U.S. Holder unless the U.S. Holder, persons with whom the U.S. Holder does not deal at arm's length, or the U.S. Holder and such persons collectively own or have at any time within the five year period immediately prior to the disposition collectively owned, 25% or more of the issued shares of any class or series of the Corporation, including rights to acquire shares. Even if the common shares are taxable Canadian property to a U.S. Holder, under the Convention, gains derived by a U.S. Holder from the disposition of common shares would generally not be taxable in Canada unless the value of the common shares is derived principally from real property situated in Canada.

    No other taxes on income or capital are payable by U.S. Holders in respect of the common shares or the dividends thereon.

U.S. Federal Income Taxation

    The following is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of the common shares. This summary applies only to U.S. holders, as defined below, that are beneficial owners of the common shares and that hold the common shares as "capital assets". This discussion does not address tax considerations applicable to a U.S. holder's special circumstances or to U.S. holders that may be subject to special tax rules. U.S. holders are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of the common shares in light of their own particular circumstances, as well as the effect of any state, local or non-U.S. tax laws.

--------------------------------------------------------------------------------
FORM 20-F

    For the purposes of this summary, a "U.S. holder" is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes;
(ii) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of the source of such income; or (iv) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or a trust that has elected to be treated as a U.S. person under applicable Treasury regulations.

    Subject to the passive foreign investment company, or PFIC, rules discussed below, distributions, if any, made with respect to the common shares (including the amount of any Canadian taxes withheld therefrom) will be included in the income of a U.S. holder as ordinary dividend income to the extent such distributions are paid out of the Corporation's current and accumulated earnings and profits, calculated pursuant to U.S. federal income tax principles. Distributions in excess of the Corporation's current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. holder's basis in the common shares and thereafter as capital gain. Subject to certain conditions and limitations, Canadian taxes withheld from dividend distributions will be eligible for credit against a U.S. holder's U.S. federal income tax liability, or, alternatively, a U.S. holder may claim a deduction for the amount of Canadian taxes withheld. Dividends received with respect to the common shares will be treated as income from outside the United States, but generally will be treated as "passive income" (or, in the case of certain holders, "financial services income") for U.S. foreign tax credit purposes.

    Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of the common shares, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount of cash proceeds and the fair market value of any property received on the sale, exchange or other disposition and such U.S. holder's adjusted tax basis in the common shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in the common shares is more than one year at the time of sale, exchange or other disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be subject to a maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from within the United States for U.S. foreign tax credit purposes.

    Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. The Corporation believes that it may have become a PFIC in 2002 or, alternatively, will become a PFIC in 2003. The Corporation recommends that U.S. holders consult their tax advisors regarding the U.S. federal income tax consequences that will arise if the Corporation is treated as a PFIC.

--------------------------------------------------------------------------------
FORM 20-F

    THE FOREGOING DISCUSSION OF CANADIAN FEDERAL INCOME TAXATION AND U.S. FEDERAL INCOME TAXATION IS OF A GENERAL AND SUMMARY NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD BE CONSIDERED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMMON SHARES.

F.   Dividends and Paying Agents

     Not applicable.

G.   Statements by Experts

     Not applicable.

H.   Documents on Display

    Documents concerning the Corporation referred to in this annual report may be inspected at the Corporation's headquarters at 1000 De La Gauchetiere Street West, Suite 1200, Montreal, Quebec, Canada, H3B 4Y8.

    The Corporation is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, to the extent required of Canadian companies, will file periodic reports and other information with the SEC. All such reports and information may be read and copied at the public reference facilities listed below. The Corporation intends to give its shareholders annual reports containing audited financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

    Statements made in this annual report on Form 20-F about the contents of contracts or other documents are not necessarily complete and we refer you to the copy of such contracts or other documents filed as exhibits to this annual report.

    The Corporation's SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the SEC in Judiciary Plaza, Room 1024, 450 Fifth Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

    The Corporation will also provide its shareholders with proxy statements prepared according to Canadian law. As a Canadian company, the Corporation is exempt from the Exchange Act rules about prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of section 16 of the Exchange Act.

I.   Subsidiary Information

     Not applicable.

--------------------------------------------------------------------------------
FORM 20-F

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    BCI is exposed to credit risk with respect to its temporary investments and to market risk from changes in interest rates and foreign exchange rates. BCI intends to hold all financial instruments subject to such risks to maturity. BCI's investment objective is to preserve capital in order to maximize the amount which will be ultimately distributed to shareholders under the Plan of Arrangement.

    BCI minimizes its credit risk by only investing in investment grade debt securities and by limiting its exposure to any one issuer. Interest rate risk also exists with respect to temporary investments in corporate bonds and commercial paper as changes in interest rates affect the market value of such investments. However, as BCI intends to hold such investments to maturity, interest rate risks exists only with respect to the rates at which such investments are reinvested at maturity. Foreign exchange rate risk also exists with respect to temporary investments denominated in U.S. dollars. Temporary investments in U.S. dollars are held as an economic hedge against the contingent liability denominated in U.S. dollars relating to the Vespers guarantees which are not recorded on the balance sheet.

    The following is a summary of the corporate bonds and commercial paper outstanding at December 31, 2002:

----------------------------------- ------------- ------------- ------------------------------ --------------------
$ 000's                              Book Value    Fair Value          Maturity Dates           Yield to Maturity
----------------------------------- ------------- ------------- ------------------------------ --------------------
Corporate bonds                         C$42,690      C$43,179   Feb 24, 2003 - Dec 1, 2003       2.61% - 3.49%
----------------------------------- ------------- ------------- ------------------------------ --------------------
Commercial paper (Canadian)             C$46,877      C$47,223   Jan 13, 2003 - Apr 16, 2003      2.78% - 2.94%
----------------------------------- ------------- ------------- ------------------------------ --------------------
Commercial paper (US)                  US$36,243     US$36,464   Jan 6, 2003 - Mar 10, 2003       1.54% - 1.81%
----------------------------------- ------------- ------------- ------------------------------ --------------------

    The interest rate on BCI's High Yield Notes due in September 2004 is fixed. However, such notes may be repaid prior to maturity at a price equal to the greater of the principal amount and the "Canada Yield Price", together in each case with accrued and unpaid interest. The "Canada Yield Price" is calculated based on the Government of Canada yield plus 1.00%. Whether BCI determines that it is advantageous to repay the notes prior to maturity depends, among other things, on the prevailing level of interest rates. In addition, such prepayment would be subject to Court approval.

    As at December 31, 2002, BCI was subject to foreign exchange rate risk on the AMX Note in the amount of US$170,000,000 which was paid in full at maturity on March 3, 2003. However, to mitigate this risk BCI also held the FX Option which permitted the proceeds of the AMX Note to be converted into Canadian dollars on March 4, 2003 at an exchange rate of 1.5530. At December 31, 2002, the Canadian dollar value of the AMX Note of $268,532,000 was based on the foreign exchange rate of 1.5796 at that date. The FX Option, although not "in the money" at December 31, 2002, had a market value at that date of approximately $1.2 million. Subsequent to December 31, 2002, the value of the U.S. dollar declined to a rate of 1.4772 relative to the Canadian dollar such that if the AMX Note had been converted into Canadian dollars on March 4, 2003, the proceeds of the AMX Note would have been $251,124,000. However, the value of the FX Option also increased during this period reflecting the change in foreign exchange rate and was exercised on March 4, 2003 at the foreign exchange rate of
1.5530 resulting in total proceeds from the AMX Note of $264,010,000.

--------------------------------------------------------------------------------
FORM 20-F

ITEM 12:  DESCRIPTION OF SECURITIES TO BE REGISTERED

          Not applicable.

                                    PART II



ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.


ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.


ITEM 15:  CONTROLS AND PROCEDURES

A.   Evaluation of Disclosure Controls and Procedures

     The Corporation's principal executive officer and its principal financial officer, after evaluating the effectiveness of the Corporation's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) within 90 days prior to the filing date of the annual report, have concluded that, as of such date, the Corporation's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Corporation and its consolidated subsidiaries would be made known to them by others within those entities.

B.   Changes in Internal Controls

     There were no significant changes in the Corporation's internal controls or in other factors that could significantly affect the Corporation's disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Corporation's internal controls. As a result, no corrective actions were required or undertaken.


ITEM 16:  RESERVED


                                    PART III


ITEM 17:  FINANCIAL STATEMENTS

          See "Item 18:  Financial Statements".

--------------------------------------------------------------------------------
FORM 20-F

ITEM 18:  FINANCIAL STATEMENTS

     See pages 71 and following for the financial statements filed, together with the report of the independent auditors, as part of this annual report.


ITEM 19:  EXHIBITS

          See the Exhibit Index.

--------------------------------------------------------------------------------
FORM 20-F

Auditors' Report

To the Shareholders of
Bell Canada International Inc.

We have audited the consolidated balance sheets of Bell Canada International Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.


Deloitte & Touche LLP
Chartered Accountants
Montreal, Canada
January 24, 2003, except Note 31, which is as of  March 27, 2003

Comments by Auditor on Canada-United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) for the following:


     (i) As discussed in Note 1 to the consolidated financial statements, the shareholders approved a Plan of Arrangement under the Canada Business Corporations Act on July 12, 2002. As a result, the Corporation has changed its basis of accounting, under United States of America generally accepted accounting principles, from the going concern basis to the liquidation basis effective June 30, 2002, as described in Note 29 to the consolidated financial statements; and

     (ii) Changes in accounting principles that have a material effect on the comparability of the Corporation's financial statements, such as the changes described in Note 2 to the consolidated financial statements.

Our report to the shareholders dated January 24, 2003 (except Note 31, which is as of March 27, 2003) is expressed in accordance with Canadian reporting standards which does not require a reference to such circumstances and events in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.


Deloitte & Touche LLP
Chartered Accountants
Montreal, Canada
January 24, 2003, except Note 31, which is as of March 27, 2003.

--------------------------------------------------------------------------------
FORM 20-F

--------------------------------------------------------------------------------
FORM 20-F



C o n s o l i d a t e d    B a l a n c e   S h e e t s

 As at December 31,
(in thousands of Canadian dollars)
--------------------------------------------------------------------------------------------------------------------
                                                                      Notes              2002              2001
--------------------------------------------------------------------------------------------------------------------
                                                                                                        Restated
                                                                                                       (Note 2c)
Current assets
Cash and cash equivalents                                                           $      2,617       $   378,204
Temporary investments                                                   3                146,488                 -
Notes receivable                                                        5                268,532            42,361
Accounts receivable                                                     6                  1,560           162,578
Inventory                                                                                      -            65,192
Prepaid expenses and other current assets                                                  1,317            28,522
                                                                                    --------------    ----------------
                                                                                         420,514           676,857

Investments                                                             7                 25,000                 -
Fixed assets, net                                                       8                    168         1,185,460
Licenses, net                                                           9                      -         1,246,233
Deferred charges                                                       10                  1,550            87,863
Goodwill                                                                7                      -         1,449,129
Other assets                                                                                   -           109,241
                                                                                    --------------    ----------------
                                                                                    $    447,232       $ 4,754,783
                                                                                    ==============    ================

Current liabilities
Short-term loan facilities                                             11           $                 $    931,728
                                                                                               -
Notes payable                                                          12                      -           145,510
Accounts payable and accrued liabilities                               13                 23,304           381,228
Long-term debt due within one year                                     14                      -           661,953
                                                                                    --------------    ----------------
                                                                                          23,304         2,120,419

Long-term debt                                                         14                160,000         1,539,300
Other long-term liabilities                                            16                      -            84,640
Deferred gain                                                           7                      -           493,776
Future income taxes                                                    22                      -            79,733
                                                                                    --------------    ----------------
                                                                                         183,304         4,317,868
                                                                                    --------------    ----------------
Non-controlling interest                                                                       -            98,397
                                                                                    --------------    ----------------

Commitments and contingencies                                          25

Shareholders' equity
Convertible debentures                                                 15                      -           436,826
Put option                                                             17                      -           174,288
Stated capital                                                         18                 10,000           846,101
Contributed surplus                                                    18              1,941,560                 -
Deficit                                                                               (1,687,632)         (982,989)
Foreign currency translation adjustment                                                       -           (135,708)
                                                                                    --------------    ----------------
                                                                                         263,928           338,518
                                                                                    --------------    ----------------
                                                                                    $    447,232        $4,754,783
                                                                                    ==============    ================

  On behalf of the Board of Directors




H. Brian Thompson                                      William D. Anderson

--------------------------------------------------------------------------------
FORM 20-F

C o n s o l i d a t e d   S t a t e m e n t s   o f   E a r n i n g s

Years ended  December 31,
(in thousands of Canadian dollars, except per share amounts)
--------------------------------------------------------------------------------------------------------------------------
                                                        Notes           2002                 2001               2000
--------------------------------------------------------------------------------------------------------------------------
                                                                                         Restated             Restated
                                                                                        (Note 2c)            (Note 2c)

Revenues                                                            $    231,639         $   373,929         $   74,871

Cost of sales                                                            101,472             176,987             48,837
Selling, general and administrative expenses                              77,993             139,316             71,384
Depreciation and amortization                                             72,885             192,782             26,455
                                                                   ----------------    -----------------    --------------

Operating loss from continuing operations                                (20,711)           (135,156)           (71,805)

Foreign exchange gain (loss)                                             (64,504)            (69,532)            40,162
Interest expense                                          19            (121,900)           (228,387)           (93,246)
Loss on investments                                       20            (412,226)           (157,626)          (105,175)
Other income                                              21               1,714              40,671              6,647
                                                                   ----------------    -----------------    --------------
Loss from continuing operations before
  non-controlling interest                                              (617,627)           (550,030)          (223,417)

Non-controlling interest                                                   5,274              24,561               (800)
                                                                   ----------------    -----------------    --------------
Net loss from continuing operations                                     (612,353)           (525,469)          (224,217)
Discontinued operations                                   4              652,374             220,022            407,703
                                                                   ----------------    -----------------    --------------
Net earnings (loss)                                                       40,021            (305,447)           183,486
Interest on convertible debentures                                        (3,233)            (28,144)           (27,483)
                                                                   ----------------    -----------------    --------------
Net earnings (loss) applicable to common shares                    $      36,788       $    (333,591)       $   156,003
                                                                   ================    =================    ==============
Net earnings (loss) per common share - basic              18       $        1.05       $     (506.21)       $   237.09
                                                                   ================    =================    ==============
Net earnings (loss) per common share - diluted            18       $        1.05       $     (506.21)       $   225.41
                                                                   ================    =================    ==============
Net (loss) from continuing operations per common
  share - basic and diluted                               18       $      (17.51)      $     (840.08)       $   (382.52)
                                                                   ================    =================    ==============


C o n s o l i d a t e d    S t a t e m e n t s    o f    D e f i c i t

Years ended December 31,
(in thousands of Canadian dollars)
--------------------------------------------------------------------------------------------------------------------------
                                                        Notes           2002                 2001               2000
--------------------------------------------------------------------------------------------------------------------------
                                                                                           Restated          Restated
                                                                                           (Note 2c)         (Note 2c)
Deficit, beginning of period, as previously reported                $   (870,241)        $  (506,669)      $   (757,077)
Cumulative effect on prior years of change in accounting
policy for foreign currency
translation                                                             (112,748)           (142,729)           (48,324)
                                                                   ----------------    ----------------    ---------------
Deficit, beginning of period, as restated                               (982,989)           (649,398)          (805,401)
Transitional goodwill impairment                          2             (732,431)                  -                 -
Net earnings (loss)                                                       40,021            (305,447)           183,486
Interest on convertible debentures                                        (3,233)            (28,144)           (27,483)
Offering costs                                            18              (9,000)                  -                -
                                                                   ----------------    ----------------    ---------------
Deficit, end of year                                               $  (1,687,632)        $  (982,989)      $   (649,398)
                                                                   ================    ================    ===============

--------------------------------------------------------------------------------
FORM 20-F

C o n s o l i d a t e d   S t a t e m e n t s   o f   C a s h    F l o w s

Years ended  December 31,
(in thousands of Canadian dollars)
--------------------------------------------------------------------------------------------------------------------------
                                                        Notes           2002                 2001               2000
--------------------------------------------------------------------------------------------------------------------------
                                                                                         Restated           Restated
                                                                                         (Note 2c)          (Note 2c)
Operations
Net loss from continuing operations                                 $ (612,353)        $ (525,469)        $ (224,217)
Items not affecting cash
  Loss on investments                                     20           412,226            157,626            105,175
  Depreciation and amortization                                         72,885            192,782             26,455
  Non-controlling interest                                              (5,274)           (24,561)               800
  Losses on foreign exchange                                            67,184             72,427             52,724
  Accreted interest on long-term debt                                   31,615             41,889              7,627
  Amortization of premium on temporary investments                         328                  -                  -
  Amortization of discount on notes                                      7,039             14,344                  -
Changes in working capital items                          23           (48,057)            42,688             56,799
                                                                   ---------------    --------------     --------------

Cash (used for) provided by continuing operations                      (74,407)           (28,274)            25,363
                                                                   ---------------    --------------     --------------

Investing activities
Notes receivable                                                       110,071            400,934             44,228
Capital expenditures                                                   (41,189)          (102,609)           (36,650)
Other long-term assets                                                  (2,440)             8,268            (48,900)
Proceeds from sale of investment in Telecom Americas                   226,187                  -                  -
Temporary investments                                                 (146,480)           211,718                  -
Effect of dilution of joint venture investee (net of cash)                   -             (4,523)                 -
Reduction in cash and cash equivalents due to
   deconsolidation of Telecom Americas                                (488,867)                 -                  -
Acquisition of subsidiaries and joint venture
  investees (net of cash)                                 7            (20,869)          (630,648)          (440,283)
                                                                   ---------------    --------------     --------------
Cash used for continuing investing activities                         (363,587)          (116,860)          (481,605)
                                                                   ---------------    --------------     --------------

Financing activities
Short-term loan facilities                                            (348,503)           387,275           (505,200)
Increase (decrease) in notes payable                                   121,351           (465,249)            55,439
Addition of long-term debt                                             177,452            265,023             16,523
Reduction of long-term debt                                           (220,887)          (241,657)           (53,955)
Issuance of common shares                                 18           440,242                565              3,853
Other long-term liabilities                               16             6,516             47,593                  -
Offering costs                                            18            (9,000)                 -                  -
Interest paid on convertible debentures                                (40,060)           (16,876)           (16,874)
Amounts distributed to non-controlling interests                             -            (13,134)                 -
                                                                   ---------------    --------------     --------------

Cash provided by (used for) continuing
  financing activities                                                 127,111            (36,460)          (500,214)
                                                                   ---------------    --------------     --------------
Foreign exchange gain (loss) on cash held in
  foreign currencies                                                   (27,567)            10,787                580
                                                                   ---------------    --------------     --------------

Cash (used for) provided by discontinued operations                    (37,137)           425,331            874,036
                                                                   ---------------    --------------     --------------
Net (decrease) increase in cash and cash equivalents                  (375,587)           254,524            (81,840)
Cash and cash equivalents, beginning of year                           378,204            123,680            205,520
                                                                   ---------------    --------------     --------------

Cash and cash equivalents, end of year                             $     2,617          $ 378,204          $ 123,680
                                                                   ===============    ==============     ==============



See Note 23 for supplementary cash flow information


--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------
Years ended December 31, 2002, 2001 and 2000
(all tabular amounts are in thousands of Canadian dollars, unless otherwise stated)

1.   Description of business and basis of presentation

     Bell Canada International Inc. ("BCI" or the "Corporation") is operating under a Plan of Arrangement (the "Plan of Arrangement") approved by the Ontario Superior Court of Justice (the "Court"), pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the Corporation. Accordingly, these financial statements have been prepared on a basis which in the opinion of management provides useful and relevant information to users of BCI's financial statements. The consolidated balance sheet at December 31, 2002 reflects BCI's 75.6% interest in Canbras Communications Corp. ("Canbras") and its 27.7% interest in Axtel S.A. de C.V. ("Axtel") as long-term investments recorded at the lower of carrying value and net realizable value. BCI's 49.9% interest in Genesis Telecom C.A. ("Genesis") and its 1.4% fully diluted interest in Vesper S.A., Vesper Sao Paulo S.A. and Vento Ltda. (collectively the "Vespers") have been previously written off.

     In the first quarter of 2002, BCI completed a series of transactions designed to meet its short term funding requirements to March 2003. However in the second quarter of 2002, a major default by another leading Brazilian telecommunications company together with growing economic uncertainties in Brazil caused Telecom Americas' Ltd. ("Telecom Americas") bank lenders to demand immediate and substantial reductions in Telecom Americas' short-term debt. Given BCI's inability to contribute additional funding to Telecom Americas and facing significant dilution in its interest, BCI determined that its best course of action was to negotiate a sale of its interest in Telecom Americas.

     For the period from January 1, 2002 until June 30, 2002, the consolidated statements of earnings and cash flows of BCI primarily reflect its proportionately consolidated 42% interest in Telecom Americas. From July 1, 2002, following the sale of BCI's interest in Telecom Americas, the consolidated statements of earnings and cash flows reflect only the activities of BCI as a holding company.

     PLAN OF ARRANGEMENT
     On July 12, 2002 the shareholders and noteholders of BCI approved a Plan of Arrangement under the Canada Business Corporations Act. Court approval for the Plan of Arrangement was received on July 17, 2002.

     The principal elements of the Plan of Arrangement are as follows:

          o Performance by BCI of all its obligations pursuant to the share purchase agreement to effect the Telecom Americas disposition,

          o A share consolidation such that following the consolidation, BCI would have 40 million shares outstanding (see Note 18);

          o With the assistance of a court-appointed monitor, Ernst & Young Inc., (the "Monitor") and under the supervision of the Court, BCI's continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;

          o BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and a process for adjudicating and determining such claims;

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

1.   Description of business and basis of presentation (cont'd)

     o Following the disposition of all the assets of BCI and the determination and adjudication of all claims against BCI, the liquidation of BCI and the final distribution to BCI's shareholders with the assistance of the monitor and the approval of the Court; and

     o Following the liquidation of BCI and the final distribution to BCI's shareholders, the dissolution of BCI.

     On December 2, 2002, the Court approved a claims identification process for BCI.

     The Court also ruled on certain procedural steps with respect to the class action lawsuit filed by certain former holders of BCI's 6.75% convertible unsecured subordinated debentures (see Note 25 c). In accordance with an agreement reached between the parties to this lawsuit, the Court has ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs also agreed to the dismissal of the class action against BMO Nesbitt Burns, Inc., one of the original defendants in the proceeding.

     The claims identification process establishes a procedure by which all claims against BCI will be identified within a specified period. This period will begin following the Court's decision with respect to the certification as a class action of the lawsuit filed by a BCI shareholder (see Note 25 d), which certification decision is expected in the second quarter of 2003. BCI intends to contest the certification of the BCI shareholder's action.

     Following the period for the identification of claims, it is expected that the Court, upon the advice of the Monitor, will make further orders with respect to the timing, determination and resolution of the identified claims.

     BCI RECAPITALIZATION

     On February 15, 2002, BCI completed a substantial portion of a Recapitalization Plan (the "Recapitalization Plan") to enable the Corporation to meet its then short-term funding obligations and avoid immediate demands for repayment of other indebtedness. The
     Recapitalization Plan included the following:

          o A rights offering to holders of its common shares for gross proceeds of approximately $440 million;

          o Settlement of obligations totalling approximately $478 million by the issuance of BCI common shares. These obligations included principal in the amount of $400 million owing under the Corporation's convertible unsecured subordinated debentures and principal and interest in the amount of $78 million owing to BCE Inc. ("BCE") pursuant to a convertible loan;

          o The intention to settle a put option by the issuance of BCI common shares upon receipt of the put exercise notice (see Note
               17); and

          o The amendment and restatement of BCI's existing credit facility on March 8, 2002 in the reduced amount of $230 million but with an extended maturity to March 8, 2003.

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

1.   Description of business and basis of presentation (cont'd)

     Proceeds of the rights offering were used to pay the accrued interest owed to holders of the convertible debentures in the amount of approximately $40 million and reduce outstanding indebtedness under the credit facility by an amount of approximately $170 million. Approximately $150 million was used to fund BCI's equity commitments to Telecom Americas, of which $120 million was used to fund a portion of the first payment due April 9, 2002 under the promissory notes issued in connection with the Tess S.A. ("Tess") acquisition (see Note 7 h) (the "Tess Notes"). The remaining proceeds were used for general corporate and investment purposes.

     TELECOM AMERICAS REORGANIZATION

     In order to address the funding requirements of Telecom Americas, on February 8, 2002, BCI concluded a reorganization (the "Reorganization") of Telecom Americas with its partners America Movil S.A. de C.V. ("America Movil") and SBC International, Inc. This resulted in Telecom Americas becoming a company focused exclusively on the provision of mobile wireless services in Brazil, with reduced consolidated indebtedness.

     The Reorganization included the following transactions:

     o Telecom Americas transferred its 77.1% indirect interest in Comunicacion Celular S.A. - Comcel S.A. ("Comcel") to America Movil;
     o America Movil transferred cash of US$80 million and its 41% indirect interest in ATL-Algar Telecom Leste S.A. ("ATL") to Telecom Americas;
     o Telecom Americas distributed its 75.6% indirect interest in Canbras to BCI;
     o Telecom Americas distributed its 59.1% interest in Genesis Telecom C.A. ("Genesis") equally to BCI and America Movil; and
     o Telecom Americas distributed its 60% indirect interest in Techtel-LMDS Comunicaciones Interativas S.A. ("Techtel") to America Movil.

2.   Summary of significant accounting policies

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     a)   INVESTMENTS
          As a result of the adoption of the Plan of Arrangement, the operations of the Corporation are limited to the execution of the Plan of Arrangement. Accordingly, as of June 30, 2002 BCI's 75.6% interest in Canbras and its 27.7% interest in Axtel, its remaining investments as of that date, are recorded at the lower of carrying value and net realizable value. The Corporation's investments in Genesis and the Vespers were previously written off.

          Prior to July 1, 2002, the financial statements of the entities which were controlled by the Corporation were consolidated; entities which were jointly controlled by the Corporation, referred to as joint ventures, were accounted for using the proportionate consolidation method; associated companies, which the Corporation has the ability to significantly influence, were accounted for using the equity method; investments in other companies were accounted for using the cost method.

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

2.   Summary of significant accounting policies (cont'd)

     b)   REVENUE RECOGNITION
          Revenues from airtime, monthly fixed charges, prepaid cards, and cable subscriber fees were recognized when services were provided. Revenues from sales of equipment were recognized upon shipment to third party distributors or direct sales to subscribers. Activation revenues were deferred and amortized over the expected period of benefit.

     c)   TRANSLATION OF FOREIGN CURRENCIES
          Effective January 1, 2002, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants (the "CICA") Handbook Section 1650, "Foreign Currency Translation": The amended recommendations require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. As a result of this change in accounting policy, opening deficit at January 1, 2002, 2001 and 2000 increased by $112,748,000, $142,729,000, and $48,324,000 respectively, deferred charges decreased by $112,071,000 non-controlling interest decreased by $677,000 and net loss decreased by $29,981,000 for 2001 and net earnings decreased by $94,405,000 in 2000.

          Assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at average exchange rates prevailing during the period.

          Self-sustaining subsidiaries and joint venture investees whose economic activities were largely independent of the Corporation were accounted for under the current-rate method. Under this method, assets and liabilities of subsidiaries and joint venture investees denominated in a foreign currency were translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses were translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses were accumulated and reported as foreign currency translation adjustment in shareholders' equity.

          Subsidiaries and joint venture investees which are financially or operationally dependent on the Corporation or operate in highly inflationary environments were accounted for under the temporal method. Under this method, monetary assets and liabilities were translated at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities were translated at historical rates. Revenues and expenses were translated at average rates for the period. Translation exchange gains or losses of such subsidiaries and joint venture investees were reflected in net earnings.

          The Corporation used the current-rate method of translation for all of its subsidiaries and joint venture investees except for Canbras and its subsidiaries, which was translated using the temporal method.

     d)   CASH AND CASH EQUIVALENTS
          Cash and cash equivalents represent cash and highly-liquid investments with an initial maturity of three months or less at the date of acquisition.

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

2.   Summary of significant accounting policies (cont'd)

     e)   TEMPORARY INVESTMENTS
          Temporary investments consist of investment grade bonds and commercial paper with an initial maturity date greater than three months at the date of acquisition which the Corporation intends to hold to maturity. The temporary investments are carried at cost with discounts or premiums arising on purchase amortized to maturity.

     f)   INVENTORY
          Inventory consisted mainly of mobile telephones held for resale and was recorded at the lower of weighted average cost or market.

     g)   FIXED ASSETS
          Fixed assets are recorded at cost and are depreciated or amortized over their expected useful lives, using principally the straight-line method. The annual depreciation and amortization rates by fixed asset category are as follows:

               Buildings                                      20 - 25 years
               Network equipment                               3 - 15  years
               Office and other equipment                      2 - 10  years
               Leasehold improvements                          5 - 10  years

          Costs that were directly attributable to the construction of a network, including materials, direct labour, construction overhead and interest were capitalized and were included in network equipment.

     h)   LICENSES
          Licenses were recorded at cost and were amortized over their terms ranging from 15 to 20 years using the straight-line method.

     i)   HANDSET SUBSIDIES
          The excess of cost over the selling price of handsets was expensed upon subscriber activation.

     j)   DEFERRED CHARGES
          Deferred charges are comprised of deferred financing costs and also previously included development costs, pre-maturity costs, deferred losses from discontinued operations.

          Deferred financing costs at December 31, 2002, consist of unamortized costs associated with the issuance of the 11% Senior Unsecured Notes. These costs are being amortized on a straight-line basis over the five-year term of the notes.

          Deferred development costs consisted of certain interest, operating and overhead costs incurred during the development stage. The development stage ends when the business is ready to commence commercial operations.

          In the case of the Corporation's cable operations, upon completion of the development period, a pre-maturity period begins. Pre-maturity costs consisted of certain interest, operating and overhead costs incurred during the pre-maturity period. The pre-maturity period ends at the earlier of two years after the commencement of operations or upon obtaining a pre-determined subscriber level.

          Deferred development and pre-maturity costs were amortized on a straight-line basis over periods not exceeding ten years commencing upon completion of the development period.


--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

2.   Summary of significant accounting policies (cont'd)

     k)   GOODWILL AND BUSINESS COMBINATIONS
          Goodwill represents the excess of the purchase price over the estimated fair values of the net assets of subsidiaries and joint venture investees at the dates of acquisition.

          Effective January 1, 2002, the Corporation adopted the recommendations of the CICA; Handbook Sections 1581, "Business Combinations", and 3062 "Goodwill and Other Intangible Assets". These recommendations require that all business combinations be accounted for using the purchase method and for acquisitions completed after June 30, 2001 any resulting goodwill no longer be amortized. In addition, goodwill and intangible assets with an indefinite life is no longer amortized to earnings but is subject to an annual impairment test. The Corporation completed its goodwill impairment test as of January 1, 2002 and determined goodwill relating to its Telecom Americas reporting unit was impaired. In accordance with the transitional provisions of Section 3062, $732,431,000 was charged to opening deficit. For the years ended December 31, 2001 and 2000 goodwill amortization amounted to $71,003,000 and $3,987,000 respectively.

     l)   STOCK-BASED COMPENSATION PLANS
          The CICA issued Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments": These recommendations establish standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The standard requires that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value, and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. This Section applies to awards granted by the Company on or after January 1, 2002.

          The Corporation, as permitted by Handbook Section 3870, has chosen to continue to account for stock-based employee compensation using the intrinsic value method. Accordingly, compensation cost for common share options is measured as the excess, if any, of the quoted market price of the Corporation's common shares at the date of grant over the amount an employee must pay to acquire the common shares. There have been no grants of stock options on or after January 1, 2002.

          The Corporation has three principal stock-based compensation plans, the BCI Long-Term Incentive (Stock Option) Program
          (1997) and (2000), Performance Share Units ("PSUs") Plan and the Employee Savings Plan ("ESP").

          A compensation expense is recognized for BCI's matching contribution under the ESP. Any consideration paid by employees on the exercise of BCI stock options or purchase of BCI stock is credited to share capital of the Corporation.

          Certain executives and other key employees of the Corporation have been granted stock options to purchase common shares of BCE under the BCE Long-Term Incentive (Stock Option) Programs. Special Compensation Payments ("SCPs") may be attached to these options. The amount of SCP is accrued over the vesting period while rendering services at BCI.


--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

2.   Summary of significant accounting policies (cont'd)

     m)   IMPAIRMENT OF LONG-LIVED ASSETS
          The Corporation evaluates the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment exists, management considers the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined.

     n)   INCOME TAXES
          Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

     o)   POSTRETIREMENT BENEFITS
          BCI maintains non-contributory defined benefit plans that provide for pensions for substantially all its employees based on length of service and rate of pay, as well as other retirement benefits such as certain health care and life insurance benefits on retirement and various disability plans, workers' compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependants after employment but before retirement, under specified circumstances.

          BCI accrues its obligations under employee benefit plans and the related costs, net of plan assets. Pension costs and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro rated on service and based on management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Pension plan assets are valued at fair value. The plan assets are also valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment. The excess of the net actuarial gain (loss) over the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

3.   Temporary Investments

     During 2002, the Corporation purchased investment grade bonds in the amount of $42,690,000 with a face value of $41,558,000. The premium of $1,132,000 is being amortized over the remaining term to maturity. The bonds mature at varying dates from February 24, 2003 to December 1, 2003 and bear interest semi-annually at rates ranging from 5.4% to 8.55%. The effective yields on the bonds range from 2.61% to 3.49%. At December 31, 2002 the estimated fair value of the bonds amounted to $43,179,000. During 2002, the Corporation also purchased investment grade commercial paper denominated in Canadian dollars and in US dollars in the amount of $46,877,000 and $56,914,000 (US$36,243,000) respectively. The commercial paper matures at varying dates from January 6, 2003 to April 16, 2003. The effective yields on the commercial paper range from 2.78% to 2.94% on the Canadian dollar denominated commercial paper and from 1.54% to 1.81% on the US dollar denominated commercial paper. At December 31, 2002 the estimated fair value of the commercial paper amounted to $104,821,000.


--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

4.   Discontinued operations

     Discontinued operations were comprised of:

     SPANISH AMERICAS MOBILE, SPANISH AMERICAS BROADBAND AND BRAZIL BROADBAND Effective December 31, 2001, the Corporation adopted a formal plan of disposal for all its operations in the Spanish Americas Mobile (Comcel), Spanish Americas Broadband (Techtel and Genesis) and Brazil Broadband (Canbras) business segments. Effective February 8, 2002, Comcel was disposed of at management's best estimate of fair value and Genesis and Techtel were written-down to fair value as part of the Reorganization. Regulatory approval for the distribution of Techtel was received during May 2002 and accordingly it was distributed in accordance with the Reorganization. As at December 31, 2002, the Corporation held an effective approximate 49.9% economic interest in Genesis which is recorded at zero fair value. As of December 31, 2002, the Corporation continues to to hold a 75.6% interest in Canbras (see Note 7).

     ASIA MOBILE
     On February 23, 2001, the Corporation sold its 20% economic interest in KG Telecommunications Co. Ltd. ("KG Telecom"), its remaining operation in its Asia Mobile business segment.

     LATIN AMERICA CLEC
     Effective March 31, 2001, the Corporation adopted a formal plan of disposal for all of its operations included in its Latin America CLEC business segment which was comprised, at the time of Axtel as well as the Vespers. On September 30, 2001, the Corporation wrote-off its investment in the Vespers resulting in a loss of $86,486,000. As at December 31, 2002, the Corporation continued to hold an approximate 1.4% fully diluted economic interest in the Vespers. As of December 31, 2002 the Corporation continued to hold a 27.7% economic interest in Axtel (see Note 7).

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

4.   Discontinued operations (cont'd)


                                                                                  Years ended December 31
                                                                     ---------------------------------------------------
                                                                            2002              2001                2000
                                                                     ---------------    --------------     -------------
Revenues applicable to discontinued operations,                      $
  excluded from consolidated revenues                                           -         $  288,752       $  790,100
--------------------------------------------------------------------------------------------------------------------------
Operating loss from discontinued operations, net of                             -
  tax:                                                                                      (229,844)         (661,917)
Gain on sale of investment in KG Telecom, (net of applicable
income taxes of $44,522,000) (see Note 7d)                                      -            502,140                 -
Write-off of Vespers                                                            -            (86,486)                -
Amortization of deferred gain (see Note 7)                                      -             34,212             2,850
Net gain on Reorganization (see Note 7)                                   692,212                  -                 -
Loss on write-down of investments (see Note 7)                           (108,601)                 -                 -
Loss on write-off of deferred charge (see Note 17)                        (15,898)                 -                 -
Reversal of future income tax liabilities (a)                              79,733                  -                 -
Gain on sale of investment in Hansol (net of applicable
  income taxes of $82,186,000 (see Note 7q)                                     -                  -         1,066,770
Other                                                                       4,928                  -                 -
------------------------------------------------------- ------- ---- --------------- -- -------------- --- -------------
Net earnings (loss) from discontinued operations                      $   652,374        $   220,022        $  407,703
------------------------------------------------------- ------- ---- --------------- -- -------------- --- -------------


(a) Management believes that it is no longer necessary to maintain a provision for future income taxes of $79,733,000, originally recorded on the disposition of companies treated as discontinued operations.

Amounts related to the discontinued operations included in the consolidated balance sheets are as follows:

                                                  2002              2001
                                           ---------------    --------------

Current assets                             $                  $    133,774
                                                      -
Fixed assets, net                                     -            524,709
Licenses, net                                         -            230,060
Goodwill                                              -            175,987
Other assets                                          -            137,729
                                           ---------------    --------------
                                                      -          1,202,259

Current liabilities                                   -            293,455
Long-term debt                                        -            579,421
Deferred gain                                         -            423,497
                                           ---------------    --------------
Total liabilities                                     -          1,296,373
                                           ---------------    --------------
Non-controlling interest                              -             48,714
                                           ===============    ==============
Net assets (liabilities)                   $          -       $   (142,828)
                                           ===============    ==============

Cash flows from discontinued operations are as follows:

                                                                                  Years ended December 31
                                                                     ---------------------------------------------------
                                                                            2002              2001                2000
                                                                     ---------------    --------------     -------------
Operating activities                                                 $      7,357       $   (328,076)       $ (135,715)
Investing activities                                                      (61,567)           502,262           569,834
Financing activities                                                       18,062            252,838           438,846
Foreign exchange (loss) gain on cash held in foreign currencies             (989)             (1,693)            1,071
                                                                     ---------------    --------------     -------------
Cash flows from discontinued operations                              $    (37,137)     $     425,331       $   874,036
                                                                     ===============    ==============     =============

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

5.   Notes receivable

                                                                                          2002              2001
                                                                                      --------------    --------------
     Amount receivable from America Movil (US$170,000,000) (see Note 7)               $    268,532                 -

     Other third parties - bearing interest at various rates (1)                              -                42,361
                                                                                      --------------    --------------
                                                                                      $    268,532      $      42,361
                                                                                      ==============    ==============

     (1) Included in the amount is $34,786,000 which represents notes receivable from Telecom Americas net of BCI's interest in such notes.

6.       Accounts receivable

                                                                                          2002              2001
                                                                                      --------------    --------------
        Third parties
            Customers                                                                 $          -      $    135,034
            Others                                                                           1,989            38,272
                                                                                      --------------    --------------
                                                                                             1,989           173,306
        Allowance for doubtful accounts                                                       (429)          (10,728)
                                                                                      --------------    --------------
        Net                                                                           $      1,560      $    162,578
                                                                                      ==============    ==============


7.   Investments

     During the years ended December 31, 2002, 2001 and 2000 the Corporation completed many acquisitions and divestitures.

     The results of operations for each of the acquisitions are included in the consolidated statements of earnings as of the effective date of acquisition. Each acquisition was accounted for using the purchase method.

     2002

     As of December 31, 2002, investments are comprised of the Corporation's investments in Axtel and Canbras carried at an aggregate value of $25 million. The Corporation's investments in Vespers and Genesis have been previously written off.

     As at June 30, 2002 the Corporation recorded a $339,327,000 write-down (see Note 20) of its investment in Telecom Americas to net realizable value. On July 24, 2002, the Corporation completed the sale of its interest in Telecom Americas (see below).

     The Corporation's investments in Axtel and Canbras are recorded at the lower of carrying value and net realizable value. As at June 30, 2002, the Corporation recorded a write-down in the amount of $108,601,000 (see Note 4), included in discontinued operations. As of December 31, 2002, the Corporation's management assessed that the decline in value of its investments in Canbras and Axtel was other than a temporary decline taking into account the prevailing market conditions. As a result, the Corporation recorded an additional write-down in the amount of $71,627,000, included in loss on investments.

     Management's best estimate of the net realizable value of Canbras and Axtel is dependent on many factors, many of which are outside of its control. As a result, the actual amount BCI ultimately realizes may be materially different than the amounts at which they are currently recorded. The factors influencing management's best estimate of net realizable value include the timing of BCI's disposition of its interest in each of these companies; the political, economic and financial conditions currently prevailing in Brazil; the weakness of the Brazilian real relative to the Canadian dollar; and Axtel's debt restructuring discussions (see Note 31 b) ).

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

7.   Investments (cont'd)

     TELECOM AMERICAS DISPOSITION
     BCI's interest in Telecom Americas was effectively reduced to 34.2% on June 3, 2002, upon the contribution of equity to Telecom Americas by America Movil. As a result, BCI ceased to jointly control Telecom Americas and accordingly, as at May 31, 2002 commencing with financial results for the month of June, ceased to account for its investment in Telecom Americas using the proportionate consolidation method and accounted for the investment at the lower of the carrying value and net realizable value.

     Pursuant to a share purchase agreement announced on June 3, 2002, BCI completed the sale of its investment in Telecom Americas on July 24, 2002 to America Movil, for approximately US$366,000,000 and realized no further gain or loss in addition to the writedown that had been recorded as at June 30, 2002.

     The principal terms of the Telecom Americas Disposition were as follows:

     o On the closing date, July 24, 2002, America Movil satisfied the purchase price with a cash payment in an amount of approximately US$146 million and, through a subsidiary, issued a US$220 million non-interest bearing unsecured promissory note due March 1, 2003 (the "AMX Note"). The AMX Note is guaranteed by America Movil and its principal operating subsidiary, Radio-movil Dipsa, S.A. de C.V. (Telcel); and

     o Release of BCI, effective as of the Closing Date, from its obligations under the Tess Notes Guarantee and the ATL Guarantee in the aggregate amount of approximately US$250 million.

     On July 25, 2002, BCI purchased a foreign currency option (the "FX Option") to protect against adverse currency fluctuation related to the US dollar denominated AMX Note. The FX Option will ensure that the proceeds from the AMX Note are converted into Canadian dollars at an exchange rate of not less than 1.5530.

     On September 26, 2002, America Movil repurchased US$50 million of the AMX Note. Proceeds to the Corporation were US$47.4 million, net of a discount for early prepayment (see Note 20). In connection with the repurchase, the Corporation sold a US$50 million portion of the FX Option. The FX Option is recorded as a prepaid expense and marked-to-market at each balance sheet date with any resulting gain or loss included in results of operations. As at December 31, 2002, prepaid expenses and other current assets included an amount of $1,206,000 related to the FX option.

     INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURE INVESTEES

     a) As a result of the Reorganization (see Note 1), BCI recorded a net gain of $692,212,000 (see Note 4), which is included in discontinued operations, and additional goodwill of $262,957,000 resulting from the Corporation's increased interest in ATL.

     b) On March 6, 2002, Telecom Americas acquired an additional 0.74% economic interest in Americel for cash consideration of US$3,446,000. As a result of this transaction, BCI acquired an effective 0.31% economic interest in Americel for $2,274,000 (US$1,436,000) resulting in an increase in its effective economic interest from 31.95% to 32.26%.

     c) In April 2002, the Corporation acquired an additional 0.34% economic interest in Telecom Americas for cash consideration of $120,503,000 (US$75,593,000) and loan conversions of $89,693,000
          (US$56,418,000) resulting in additional goodwill of $9,122,000.

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

7.   Investments (cont'd)

     2001

     The allocation of the purchase price to the estimated fair value of net assets acquired is as follows:


                             ATL (f)     Americel (g)       Telet (g)        Tess (h)   Techtel (i)    Axtel (j)      Total
------------------------------------------------------------------------------------------------------------------------------------
Current assets
(including cash of         $ 141,120       $ 32,173        $ 23,893         $74,346      $11,280      $30,043     $ 312,855
$198,998,000)
Fixed assets                  85,099         86,631         121,140         205,276       61,233        2,078       561,457
License                                      55,972          80,055         510,110       16,842          235       913,075
                             249,861
Other assets                   6,613            458           1,581           3,747       23,230          126        35,755
------------------------------------------------------------------------------------------------------------------------------------
                                            175,234         226,669         793,479      112,585       32,482     1,823,142
                             482,693
Less:
Current liabilities           33,700        147,646         170,909         365,792       10,960          305       729,312
Long-term debt                               41,629          57,070         272,645       34,316        2,048       643,371
                             235,663
Non-controlling interest                          -               -               -       26,923            -       116,939
                              90,016
------------------------------------------------------------------------------------------------------------------------------------
Net assets (liabilities)                   (14,041)         (1,310)         155,042       40,386       30,129       333,520
acquired                     123,314
Goodwill                      84,581        204,243         174,377         462,297       95,080        2,287     1,022,865
------------------------------------------------------------------------------------------------------------------------------------
Consideration paid         $ 207,895      $ 190,202        $173,067        $617,339    $ 135,466     $ 32,416   $ 1,356,385
------------------------------------------------------------------------------------------------------------------------------------
Goodwill amortization       12 years       11 years        11 years        12 years          N/A          N/A
period

     d) On February 23, 2001 the Corporation sold its 20% economic interest in KG Telecom for gross cash proceeds of $785,000,000, resulting in a gain of $546,662,000 before income taxes of $44,522,000 (see Note 4).

     e) On February 28, 2001 Canbras completed a rights offering amounting to $99,105,000. Telecom Americas exercised all rights issued to it, as well as all remaining rights which were unexercised at the expiry of the offering, for a total investment of $81,575,000 and which resulted in an increase of its economic interest in Canbras from 70.7% to 75.6%. As a result of BCI's then 44.3% economic interest in Telecom Americas, BCI indirectly invested $36,120,000 in Canbras and increased its effective economic interest in Canbras from 31.3% to 33.5%.

     f) On March 27, 2001, Telecom Americas invested US$300,000,000 in ATL increasing its total economic interest from 50% to 59% and changed its basis of accounting for ATL from proportionate consolidation to full consolidation as of that date. As a result of this transaction, BCI indirectly invested $207,895,000 (US$132,831,000) in ATL and increased its effective economic interest in ATL from 22.1% to 26.1%.

     g) On March 30, 2001, Telecom Americas acquired an additional 16.3% economic interest in each of Americel and Telet for an aggregate purchase price of US$153,311,000. As a result of this transaction, BCI acquired an effective additional 7.2% economic interest in both companies for $107,076,000 (US$67,882,000) resulting in an increase in its effective economic interest in each company from 7.2% to 14.4%.

          On September 25, 2001, Telecom Americas acquired an additional 42.71% and 43.44% economic interest in each of Americel and Telet respectively for an aggregate purchase price of US$376,654,000 including acquisition costs and changed its basis of accounting for Americel and Telet from proportionate consolidation to full consolidation as of that date. As a result of this transaction, BCI acquired an effective additional 17.8% and 18.1% economic interest in Americel and Telet, respectively, for an aggregate purchase price of $246,627,000 (US$156,746,289) resulting in an increase in its effective economic interest from 14.4% to 31.4% and 14.4% to 31.7% in Americel and Telet, respectively.

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

7.   Investments (cont'd)

     On December 5, 2001, Telecom Americas acquired an additional 1.31% and 1.47% in Americel and Telet, respectively for an aggregate purchase price of US$14,612,000. As a result of this transaction, BCI acquired an effective additional 0.55% and 0.61% economic interest in Americel and Telet respectively for $9,566,000 (US$6,088,820) resulting in an increase in its effective economic interest from 31.4% to 31.95% and 31.7% to 32.31% in Americel and Telet, respectively.

     h) On April 9, 2001, Telecom Americas acquired, for total consideration of approximately US$950,000,000 a 100% economic interest in Tess, one of two B Band cellular companies operating in the Brazilian state of Sao Paulo. The consideration consisted of US$318,725,000 in cash and US$631,275,000 in notes payable, which had an estimated fair value of US$571,275,000 resulting in an effective purchase price of approximately US$890,000,000. As a result, BCI acquired a 44.3% effective economic interest in Tess for $617,339,000 (US$394,663,000).

     i) On August 31, 2001, Telecom Americas acquired, for a total consideration of US$210,050,000 a 60% economic interest in Techtel, an Argentine broadband company. Techtel was contributed to Telecom Americas by America Movil in exchange for shares pursuant to the joint venture agreement entered into in November 2000. As a result, BCI acquired a 25% effective economic interest in Techtel for $135,466,000 (US$87,528,000).

     j) During 2001, the Corporation invested $32,416,000 in Axtel resulting in an increase in its economic interest from 27.4% to 27.67%.

     k)   During 2001, Telecom Americas invested amounts totaling
          US$187,117,000 in Comcel resulting in an increase in its economic interest from 68.5% to 77.1%. As a result, BCI indirectly invested $126,183,000 in Comcel and increased its effective economic interest from 30.3% to 32.1%.

     l) During November 2001, Telecom Americas invested US$14,471,000 in Genesis resulting in an increase in its economic interest from 51.0% to 59.06%. As a result, BCI indirectly invested $9,083,000 in Genesis and increased its effective economic interest from 21.3% to 24.6%.

     m) During 2001, the Corporation also made cash investments in the aggregate of $66,759,000 to fund its pro-rata share of its joint venture investees' operations. These investments did not change the Corporation's economic interest in such operations.

     2000

     On November 16, 2000, BCI entered into a joint venture agreement with America Movil and SBC to form Telecom Americas. BCI and America Movil each held an initial 44.3% interest in Telecom Americas while SBC held an 11.4% interest. Assets were contributed to Telecom Americas as follows:

     i) BCI contributed its Latin American investments, other than the Vespers and Axtel, and promissory notes payable in the amount of US$964,140,000; and

     ii) America Movil and SBC contributed their respective equity interests in ATL and America Movil contributed to Telecom Americas US$164,950,000 in cash, US$1,007,500,000 in promissory notes payable and a US$180,050,000 commitment to contribute its 60% economic interest in the Argentine broadband company, Techtel.

         BCI recorded a gain of $530,333,000 on the contribution of its investments at fair value, which is being deferred and amortized on a straight-line basis over the remaining life of the underlying net assets contributed to the joint venture of approximately 13 years. BCI recorded goodwill amounting to $568,830,000 resulting from the contribution of ATL at fair value which is being amortized on a straight-line basis over approximately 12 years.

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

7.   Investments (cont'd)

     Prior to the formation of Telecom Americas, the allocation of the purchase price to the estimated fair value of net assets acquired during 2000 was as follows:


                                          Telet (n)      Americel (o)         Vento (p)      Total
                 ----------------------------------------------------------------------------------
                 Current assets
                 (including cash of           $3,541        $ 5,280            $ 267       $ 9,088
                 $116,000)
                 Fixed assets                  1,055            932              625         2,612
                 License                       1,231            819                -         2,050
                 Other assets                     10              2                -            12
                 ----------------------------------------------------------------------------------
                                               5,837          7,033              892        13,762
                 Less:
                 Current liabilities             708            806              213         1,727
                 Long-term debt                1,413            590                -         2,003
                 ----------------------------------------------------------------------------------
                 Net assets acquired           3,716          5,637              679        10,032
                 Goodwill                        514            940            8,663        10,117
                 ----------------------------------------------------------------------------------
                 Consideration paid           $4,230        $ 6,577           $9,342      $ 20,149
                 ----------------------------------------------------------------------------------
                 Goodwill amortization      13 years       12 years          5 years
                 period




     n) In January 2000, the Corporation acquired an additional 0.33% economic interest in Telet for cash consideration of $4,230,000.

     o) In February 2000, the Corporation acquired an additional 0.34% economic interest in Americel for cash consideration of $6,577,000.

     p) In March 2000, the Corporation acquired a 45% economic interest in Vento Ltda. for cash consideration of $9,342,000.

     q) In July 2000, the Corporation sold its 20.97% economic interest in Hansol for gross proceeds of $1,465,548,000. The net proceeds amounted to $1,338,772,000 comprised of cash of $367,004,000, promissory notes of $563,620,000 and SK Telecom shares of $408,148,000. This resulted in a gain of $1,133,250,000 before income taxes of $82,186,000. The Corporation sold the promissory notes resulting in an additional gain of $15,706,000.

          The Corporation also recorded a write-down on the SK Telecom shares to their market value at December 31, 2000 in the amount of $105,730,000 (see Note 20).

     r) During September 2000, the Corporation converted a note receivable from Canbras in the amount of $79,631,000, including interest and related costs, into common shares of Canbras resulting in an additional 13.13% economic interest. The transaction resulted in additional goodwill of $30,173,000 and non-controlling interest of the same amount.

          During December 2000, the Corporation converted, through a subsidiary of Telecom Americas, a note receivable in the amount of $11,330,000 into common shares of Canbras resulting in an additional 2.7% effective economic interest for the Corporation. The transaction resulted in additional goodwill of $1,756,000 and non-controlling interest of the same amount.

     s) During January, February, March and April 2000, the Corporation invested amounts totalling $59,556,000 resulting in a 3.63% increase in the Corporation's economic interest in Comcel.

          During December 2000, the Corporation, through a subsidiary of Telecom Americas, invested $77,946,000 resulting in a 4.13% increase in the Corporation's effective economic interest in Comcel.

     t) In January 2000, KG Telecom invested $14,874,000 in Tuntex Telecommunications Ltd. resulting in additional goodwill of $10,143,000 amortized on a straight-line basis over approximately 13 years.

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------


7.   Investments (cont'd)

     u) During 2000, the Corporation also made cash investments in the aggregate of 350,312,000 to fund its pro-rata share of its joint venture investees' operations and subsidiaries. These investments did not change the Corporation's economic interest in such operations.


     The Corporation's proportionate share of the joint venture operations included in the consolidated financial statements is as follows:


                                                              2002                 2001                 2000
                                                        -----------------    -----------------     ----------------
               Balance Sheet
                    Current assets                      $            -       $      626,256        $    1,142,929
                    Non-current assets                               -            4,046,440             2,693,938
                    Current liabilities                              -            1,410,289               840,885
                    Non-current liabilities                          -            1,472,353             1,318,697
               Statement of earnings
                    Revenues                            $      231,639       $      368,852        $       59,451
                    Expenses                                   386,093             (649,652)             (123,233)
                    Discontinued operations                          -             (217,042)             (401,466)
                                                        -----------------    -----------------     ----------------

                    Net loss                            $     (154,454)      $     (497,842)       $     (465,248)
                                                        =================    =================     ================
               Statement of cash flows
                Funds (used for) provided by :
                    Operations                          $        8,992        $     (45,156)        $     (18,179)
                    Investing activities                         7,996              278,690               (36,883)
                    Financing activities                        72,997              (31,074)               23,830
                    Discontinued operations                    (14,074)            (291,425)             (449,825)


8.   Fixed assets

                                                                              Accumulated
                                                                             depreciation/             Net book
                                                            Cost              amortization              value
                                                       ---------------      -----------------      -----------------
        2002
        Office equipment                               $        1,596       $        1,435        $           161
        Leasehold improvements                                    161                  154                      7
                                                       --------------       ---------------        ---------------
                                                       $        1,757       $        1,589        $           168
                                                       ==============       ==============         ====+==========
        2001
        Land                                           $        7,410       $            -        $         7,410
        Buildings                                              30,707                2,096                 28,611
        Network equipment                                     714,622              164,436                550,186
        Network equipment under construction                  304,849                    -                304,849
        Other equipment                                       353,102              115,851                237,251
        Leasehold improvements                                 72,975               15,822                 57,153
                                                       --------------       ---------------        ---------------
                                                       $    1,483,665       $      298,205        $     1,185,460
                                                       ==============       ==============         ======+========

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

9.   Licenses

                                             Accumulated             Net book
                          Cost              Amortization              value
                     ----------------     ----------------       ---------------

        2002         $            -       $              -       $             -
                     ================     ================       ===============

        2001         $     1,566,884      $        320,651       $     1,246,233
                     ================     ================       ===============


10.  Deferred charges

                                                                                  2002                   2001
                                                                            ------------------     -----------------
        Deferred losses from discontinued operations (see Note 4)           $              -       $         38,690
        Deferred development costs                                                         -                 24,751
        Deferred financing costs                                                       1,550                  8,107
        Pre-maturity costs                                                                 -                  6,880
        Deferred project costs                                                             -                  3,494
        Other costs                                                                        -                  5,941
                                                                            ------------------     -----------------
                                                                            $          1,550       $         87,863
                                                                            ==================     =================


11.  Credit Facility

     BCI
     At December 31, 2001 BCI had a syndicated senior secured credit facility of $400,000,000 under which $337,068,000 had been drawn. The credit facility matured on March 8, 2002 (see Note 1). The interest rate on the credit facility was at Bankers Acceptance rate ("BA") plus 4%. The BA rate at December 31, 2001 ranged from 2.2% to 3.2%.

     Prior to entering into the share purchase agreement relating to the Telecom Americas disposition, BCI sought and obtained the lenders' consent, which was required pursuant to the terms of the credit facility. Pursuant to the lenders' consent, BCI and the secured lenders agreed, among other things, (i) to reduce, effective May 31, 2002, the principal amount of the credit facility from $230 million to $200 million, (ii) to advance the maturity date from March 8, 2003 to August 9, 2002 and (iii) that BCI would repay all outstanding indebtedness under the amended and restated credit facility as of the closing date of the Telecom Americas disposition. On July 24, 2002, the Corporation repaid all the outstanding indebtedness under the amended and restated credit facility, which was then permanently cancelled.


12.  Notes payable

                                                                   2002              2001
                                                           ------------------------------
     Third parties - bearing interest at various rates     $          -      $     70,510
                                                           ------------       -----------
                                                                      -            70,510
     BCE - bearing interest at CDOR plus 7.50% (1)                    -            75,000
                                                           ------------      ------------
                                                           $          -      $    145,510
                                                           ============      ============

     (1) The Note maturing in April 2002 was convertible at any time at BCE's option at a conversion price based upon BCI's weighted average market price for its common shares for the 20-day period preceding the notice of conversion (See Note 18).

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

13.  Accounts payable and accrued liabilities

                                                     2002             2001
                                                 ------------     ------------


        Third parties                            $     22,998     $    378,680
        Affiliated companies                              306            2,548
                                                  -----------     ------------
                                                 $     23,304     $    381,228
                                                 ============     ============


14.  Long-term debt

                                                                                          2002             2001
                                                                                     -------------    -------------
        BCI:
           11.0% senior unsecured notes, redeemable at the option of the
          issuer, repayable in 2004  (see Note a)                                    $    160,000     $    160,000
                                                                                     -------------    -------------

        ATL:
        Equipment financing (2001- US$87,924,000), bearing interest at LIBOR plus 2.50% to LIBOR plus 3.75%, repayable in varying amounts ending
          in 2002                                                                    $         -      $    143,192
        Bank loans (2001 - R$238,865,000, bearing interest at the long-term
          Brazilian Development bank prime rate ("TJLP") plus 3.00% to TJLP
          plus 4.50%, due in 2007                                                              -           158,800
        Debentures (2001 - R$145,845,000), bearing interest at CDI plus 1.20%,
          repayable in 2003                                                                    -           100,531
        Other                                                                                  -             9,026
                                                                                     ------------     -------------
                                                                                               -           411,549
                                                                                     ------------     -------------
        TESS:
        Equipment Financing (2001 - US$112,567,000), bearing interest at LIBOR
          plus 6.50%, repayable in varying amounts ending in 2002                    $         -       $   180,045
        Bank loans (2001 - R$94,817,000), bearing interest at TJLP plus 2.80%
          to TJLP plus 4.30% due in 2006                                                       -            65,997
        Bank loans (2001 - US$6,920,000), bearing interest at FE plus 4.30%,
          due in 2006                                                                          -            11,068
                                                                                     ------------     ------------
                                                                                               -           257,110
                                                                                     ------------     ------------
        AMERICEL:
        Bank loan (2001 - R$75,638,000), bearing interest at TJLP plus 3.0%
          repayable in varying amounts beginning in 2002 and ending in 2006
                                                                                     $         -      $     52,698
                                                                                     ------------     ------------

        TELET:
        Equipment financing (2001 - US$16,806,000), bearing interest at  LIBOR
          plus 3.75%, due in 2002                                                    $         -      $     26,880
        Other                                                                                  -             8,224
                                                                                     ------------     ------------
                                                                                               -            35,104
                                                                                     ------------     ------------

        COMCEL:
        14.125% senior deferred coupon bonds
            (2001 - US$116,232,000), due in 2005                                     $         -      $   186,149
        Senior term loan
           (2001- US$38,468,000), bearing interest at LIBOR plus a variable margin (3.25% to 4.25%), repayable in varying payments ending in 2002
                                                                                               -           61,607
           14% senior discount notes    (2001 - US$76,864,000), due in 2004                    -          123,101
        Bank loans (2001 - US$8,834,000) bearing interest at LIBOR plus 2.70%
          to LIBOR plus 3.75%, repayable in varying amounts ending in 2004
                                                                                               -           14,148

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

14. Long-term debt (cont'd)

                                                                                          2002             2001
                                                                                     ------------      ------------
        Bank loans (2001 - CP22,126,537,000), bearing interest at 15.00% to
          17.00%, repayable in varying amounts ending in 2002                                  -            16,000
        Other                                                                                  -            11,810
                                                                                     ------------      ------------
                                                                                               -           412,815
                                                                                     ------------      ------------


        AXTEL:
        Equipment financing   (2001 - US$122,888,000), bearing interest
            at LIBOR plus 5.00%, due in 2007                                          $        -       $   197,299
        Bank loan (2001-US$2,932,000), bearing interest at 9.80%, due in 2004
                                                                                               -             4,707
        Other                                                                                  -            28,320
                                                                                     ------------      ------------
                                                                                               -           230,326
                                                                                     ------------      ------------

        TECHTEL:
        Other                                                                         $        -       $    43,413
                                                                                     ------------      ------------

        CANBRAS:
        Floating rate note facility (2001 - US$11,562,000), bearing interest at
          LIBOR plus 4.50% to LIBOR plus 7.50%, due in 2007                           $        -       $    18,417
        Other                                                                                  -             1,955
                                                                                     ------------      ------------
                                                                                               -            20,372
                                                                                     ------------      ------------
        GENESIS TELECOM:
        Equipment financing (2001 -US$2,776,000), bearing interest at LIBOR plus
          8.00% to LIBOR plus 10.00%, repayable in varying amounts ending
          in 2004                                                                     $        -       $     5,107
                                                                                     ------------      -------------

        TELECOM AMERICAS:
        Tess Notes:
           Series A Notes (US$131,526,146) bearing interest at LIBOR, payable annually, with principal repayable in three equal annual instalments
          ending in April 2004                                                        $        -       $   209,469
           Series B Notes (US$131,526,146) bearing interest at an average rate of 3.62%, payable semi-annually, with principal repayable in three
          equal annual instalments ending in April 2004                                        -           209,469
           Discount on Series A and Series B Notes                                             -           (25,370)
        Loan (US$82,765,000) bearing interest at 12% per year, maturing June
          15, 2004                                                                             -           131,811
        Loan (US$29,750,000) bearing interest at 12% per year, maturing
           June 15, 2004, repayable in shares of Telecom Americas                              -            47,380
                                                                                     ------------      ------------
                                                                                               -           572,759
                                                                                     ------------      ------------

                                                                                         160,000         2,201,253
        Less: due within one year                                                              -           661,953
                                                                                     ------------      ------------
                                                                                      $  160,000        $1,539,300
                                                                                     ============       ===========



         Estimated principal repayments of long-term debt outstanding at December 31, 2002 over the next five years are as follows:

               2003                    2004                  2005                  2006                  2007
         -----------------        ---------------       ---------------        --------------        --------------
          $             -          $    160,000          $           -         $           -         $           -
         =================        ===============       ===============        ==============        ==============

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

14.  Long-term debt (cont'd)

     a)   11% SENIOR UNSECURED NOTES
          On September 29, 1999 the Corporation issued $160,000,000 of Senior Unsecured Notes. These notes mature on September 29, 2004 and bear interest at 11% payable semi-annually commencing on March 29, 2000 and are subject to certain covenants, including change of control clauses in respect of BCE's ownership interest in BCI. The Corporation may redeem the notes, in whole or in part, at any time at a price equal to the greater of principal amount and the "Canada Yield Price", together in each case with accrued and unpaid interest. The "Canada Yield Price" will be equal to the price of the notes calculated to provide, from the date of redemption, a yield to maturity, compounded semi-annually, equal to the Government of Canada Yield plus 1.00%.

15.  Convertible debentures

     a)   6.75% UNSECURED CONVERTIBLE DEBENTURES DUE IN 2002
          On February 17, 1999, the Corporation issued to a syndicate of underwriters $250,000,000 of 6.75% convertible unsecured subordinated debentures due February 15, 2002 (the "Public Debentures"). The Corporation had the right to repay principal by issuing common shares. Interest on the debentures was payable semi-annually and the Corporation, at its option, could satisfy its obligation to pay interest by issuing and delivering common shares to a public trustee for sale pursuant to the receipt of solicited bids.

     b)   6.5% UNSECURED CONVERTIBLE DEBENTURES DUE IN 2002
          On February 17, 1999, concurrently with the issuance of the Public Debentures, BCI issued to Nortel Networks Corporation ("Nortel") $150,000,000 of 6.5% convertible unsecured subordinated debentures due February 15, 2002 (the "Nortel Debentures"). The terms of the Nortel Debentures were in all material respects identical to those of the Public Debentures, except that they bore interest at 6.5% per annum compounded semi-annually and payable at maturity.

     On February 15, 2002, the Public and Nortel Debentures were settled through the issuance of common shares of BCI. In addition, accrued interest, in the amount of $40,060,000 was settled in cash on that date (see Note 18).

16.  Other long-term liabilities

     Other long-term liabilities were comprised of disputed amounts related to license fee instalments payable to Agencia Nacional de Telecomunicacoes ("Anatel") by ATL ($52,282,000) and Tess ($32,358,000). The amounts in dispute reflected a difference in the application of inflation indexing in the computation of the license instalments payable in March, 1999, 2000 and 2001 and interest thereon.

17.  Put Option

     In December 1998, a then wholly-owned subsidiary of BCI which held an investment in Comcel issued common shares to AIG for cash of $115,725,000 (US$75,000,000). In connection with such issuance of shares by the subsidiary, the Corporation granted to AIG the right to require BCI, during a one year period commencing December 11, 2001, to purchase at cost plus a return on its investment all or a portion of such shares in the event Comcel did not complete a public offering of its common shares prior to December 10, 2001 (the "Put Option").

     The Corporation had the option to satisfy the purchase in cash or through the issuance of BCI common shares.

     On September 30, 2001, BCI came to a determination that Comcel would not complete a public offering of its common shares in the defined time frame. As a result, the Corporation recorded its

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

17.  Put Option  (cont'd)

     then estimated obligation pursuant to the Put Option as a long-term liability. In connection with the Recapitalization Plan (see Note 1), BCI determined that it would settle the Put Option through the issuance of common shares. Accordingly, the Corporation reclassified its estimated obligation pursuant to the Put Option, as at December 31, 2001, in the amount of $174,288,000 (US$109,000,000) to shareholders'
     equity. The excess of the obligation over the estimated fair value at December 31, 2001 of the Comcel shares to be repurchased in the amount of $149,114,000 (US$94,000,000) was included in loss on investments. The estimated fair value of the Comcel shares to be repurchased amounted to $25,174,000 and was included in other assets as a deferred charge.

     As part of the net gain on the Reorganization (see Note 4) of Telecom Americas the value of the deferred charge was reduced to the estimated fair value of $15,898,000. On July 12, 2002, the Corporation received notice that American International Underwriters Overseas, Ltd. and American International Reinsurance Company, Ltd. (collectively the "Holders") had sold their indirect interest in Comcel to a wholly owned subsidiary of America Movil. Accordingly, the Holders' right to put this interest in Comcel to BCI was terminated pursuant to its terms. As a result, no BCI common shares were issued to the Holders and the secondary warrants automatically expired. Furthermore, the deferred charge recorded in the amount of $15,898,000 in connection with the expected receipt of Comcel shares upon the exercise of the Put Option was written off during the year and is included in net earnings from discontinued operations (see Note 4).

     In addition, the accreted value of the Put Option in the amount of $186,846,000 was reclassified to contributed surplus on June 30, 2002.

18.  Stated capital

     AUTHORIZED
     An unlimited number of First Preferred Shares, issuable in series; an unlimited number of Second Preferred Shares issuable in series; and an unlimited number of Common Shares. All authorized classes of shares are without nominal or par value.

     On July 12, 2002, the shareholders and noteholders of BCI approved the Plan of Arrangement which included, among other things, a share consolidation such that following the consolidation, BCI would have 40,000,000 shares outstanding (see Note 1). The number and exercise price of all stock options issued under its stock option plans for senior executives and key employees have also been adjusted to reflect the consolidation. In addition, all share and per share amounts have been adjusted to reflect the share consolidation for all periods presented.











--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

18.  Stated capital (cont'd)

     ISSUED AND OUTSTANDING
     There has been no issuance of First and Second Preferred Shares. The changes in common shares for 2002, 2001, 2000 and 1999 are as follows:

                                                                     Number of Shares              Stated Capital
                                                                  -----------------------        -------------------
     Balance December 31, 1998   Exercise of                                 657,034                   $ 841,123
         options                                                                 207                         560
                                                                      ---------------             ---------------
     Balance December 31, 1999                                               657,241                     841,683
         Exercise of options                                                   1,437                       3,853
                                                                      ---------------             ---------------
     Balance December 31, 2000                                               658,678                     845,536
          Exercise of options                                                    219                         565
                                                                      ---------------             ---------------
     Balance December 31, 2001                                               658,897                   $ 846,101
           Issuance of shares - Rights offering                           24,922,166                     440,242
           Issuance of shares - Convertible debentures  (see Note15)      12,156,291                     400,000
           Issuance of shares - BCE Convertible loan                       2,262,646                      78,371
           Transfer to contributed surplus                                         -                  (1,754,714)
                                                                      ---------------             ---------------
     Balance, December 31, 2002                                           40,000,000                   $  10,000
                                                                      ===============             ===============

     The changes in contributed surplus for 2002 are as follows:
     Balance December 31, 2001
                                                                                                   $
                                                                                                              -
     Reclassification of Put Option (see Note 17)                                                        186,846
     Transfer of stated capital to contributed surplus                                                 1,754,714
                                                                                                   ---------------
     Balance December 31, 2002                                                                       $ 1,941,560
                                                                                                   ===============

     In connection with the Plan of Arrangement, on July 12, 2002, the shareholders approved a resolution with respect to the reduction of the stated capital of the Corporation to $10,000,000 and transfer of the amount withdrawn from stated capital to contributed surplus.

     On January 11, 2002, BCI closed a rights offering of units for cash proceeds of $440,241,800 (before offering costs of $9,000,000). Each unit, priced at $11,993.28 per unit consisted of a deposit receipt, a principal warrant and a non-transferable secondary warrant.

     On February 15, 2002, 24,922,166 common shares were issued upon the automatic exercise of the principal warrants at a price of $17.66 per share.

     Each non-transferable secondary warrant entitled the holder to acquire a certain number of additional common shares, for no additional consideration, only upon the issuance of common shares to unrelated financial investors, affiliates of AIG, in connection with the exercise of the Put Option and only if the price per common share issued by BCI to AIG was less than the current market price used in determining the number of common shares issuable in connection with the principal warrants (see Note 17).

     As part of the Recapitalization Plan, the Corporation, on February 15, 2002, settled certain short-term obligations totalling $478 million through the issuance of common shares, as follows:

     o 12,156,291 common shares were issued in payment of the principal amount of $400 million owing under BCI's convertible unsecured subordinated debentures at a price of $32.90 per share; and

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

18.  Stated capital (cont'd)

     o 2,262,646 common shares were issued to BCE as a result of the conversion of the principal and interest of $78,370,377 owing under a convertible loan to BCI at a price of $34.64 per share.


     STOCK-BASED COMPENSATION PLANS

     a)   BCI - Stock options (1997 Plan)
          The Corporation implemented a stock option plan ("1997 Plan") in order to assist in attracting and retaining executives and other key employees. Options are granted based on the position of the incumbent and at a price equal to the market value of the Corporation's shares on the last trading day prior to the effective date of the grant. The right to exercise an award of options in its entirety, accrues over a period of four years unless otherwise determined by the Corporate Governance Committee at the time of grant, and options must be exercised during a period established by the Corporation but in any event within ten years of the grant date. 14,813 common shares have been reserved for issuance under the stock option plan.

          As at December 31, 2002, 6,950 options are outstanding to acquire common shares at prices ranging from $1,798.99 to $5,037.18 per share, representing the market value of such shares at the date of grant, expiring at various dates to July 22, 2009.


     The following table summarizes information concerning stock options granted under the 1997 Plan:

                                             2002                          2001                          2000
                                   --------------------------    -------------------------    ---------------------------
                                                 Weighted-                     Weighted-                     Weighted-
                                                 average                       average                       average
                                                 exercise                      exercise                      exercise
                                    Number       price per        Number       price           Number        price per
                                      of           share            of         per share         of            share
                                   options           $            options          $          options            $
                                   -----------    -----------    -----------    ----------    -----------     -----------
        Outstanding,
          beginning of year            10,661       2,823.23        12,209       2,860.40           13,943      2,612.14
        Granted during the year          -              -                             -                919      4,601.82
        Exercised during the year        -              -             (219)      2,583.35           (1,437)     2,682.90
        Forfeited during the year     (3,711)       2,927.31        (1,329)      2,657.71           (1,216)     2,739.27
                                   -----------                    -----------                    -----------
        Outstanding, end of year       6,950        2,767.66        10,661       2,823.20           12,209      2,860.40
                                   ===========                    ===========                    ===========
        Exercisable, end of year       6,570        2,678.50         8,931       2,686.50            6,702      2,726.07
                                   ===========                    ===========                    ===========

         The following table presents additional information concerning stock options granted under the 1997 Plan which were outstanding at December 31, 2002:

           ----------------------------------------------------------------------------    ---------------------------
                                       Options outstanding                                    Options exercisable
           ----------------------------------------------------------------------------    ---------------------------
                                                                          Weighted-                      Weighted-
              Range of                                                      average                       average
               exercise                                                    exercise                       exercise
              prices per                         Weighted-average          price per                      price per
                share              Number           remaining                share             Number       share
                   $             outstanding        life (years)               $             exercisable       $
           ----------------------------------------------------------------------------    ---------------------------
        $1,798.99 to $2,395.66         1,167            4                  2,005.63               1,073    1,971.47
        $2,686.50 to $2,710.48         5,235            4                  2,700.10               5,223    2,700.13
        $5,037.18                        548            8                  5,037.18                 274    5,037.18
                                 -----------                                               ------------
                                       6,950            4                  2,767.66               6,570    2,678.50
                                 ===========                                               ============

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------


18.  Stated capital (cont'd)

     b)   BCI - Stock options (2000 Plan)
          On January 25, 2000, the Board of Directors of BCI approved an additional stock option plan ("2000 Plan") for employees of BCI. Under the 2000 Plan, 21,887 common shares have been reserved for issuance. Options are granted based on the position of the incumbent and at a price equal to the market value of the Corporation's shares on the last trading day prior to the effective date of the grant.

          The right to exercise an award of options vests at a rate of 33 1/3% per year, provided BCI's share price (measured as the average price on the TSE over the last 60 days prior to each anniversary date) increases by at least 25% per year on a compounded basis. The right to exercise an award of options may also vest under certain circumstances at the discretion of the Corporation's Board of Directors.

          As at December 31, 2002, 2,591 options are outstanding to acquire common shares at prices ranging from $3,538.02 to $5,522.91 per share, representing the market value of such shares at the date of grant, expiring on various dates to June 27, 2007.

          The following table summarizes information concerning stock options granted under the 2000 Plan:

                                                          2002                      2001
                                                -------------------------- -----------------------
                                                               Weighted-                Weighted-
                                                               average                  average
                                                               exercise                 exercise
                                                 Number        price per    Number      price
                                                 of              share      of          per share
                                                 options           $        options         $
                                                ----------     ----------- ---------    ----------
          Outstanding beginning of year           3,126         3,979.17           -        -
          Granted during the year                   -              -           3,731     3,967.38
          Exercised during the year                 -              -              -         -
          Forfeited during the year                (535)        3,898.12         605     3,903.81
                                                --------        --------   ---------
          Outstanding, end of year                2,591         3,995.92       3,126     3,979.37
                                                --------        --------   ---------
          Exercisable, end of year                  167         3,903.81         167     3,903.81
                                                --------        --------   ---------


         The following table presents additional information concerning stock options granted under the 2000 Plan at December 31, 2002:

         ----------------------------------------------------------------------------    ---------------------------
                                     Options outstanding                                    Options exercisable
         ----------------------------------------------------------------------------    ---------------------------
                                                                           Weighted-                     Weighted-
               Range of                                                     average                       average
               exercise                                                    exercise                       exercise
              prices per                         Weighted-average          price per                      price per
                share              Number           remaining                share             Number       share
                  $             outstanding        life (years)                $             exercisable      $
         -----------------------------------------------------------------------------------------------------------
       $3,675.84 to $3,903.81      2,433              4                    3,902.64            167        3,903.81
       $5,343.00 to $5,522.91        158              4                    5,428.22             -             -
                              -------------                                              ------------
                                   2,591              4                    3,995.92            167        3,903.81
                              =============                                              ============

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

18.  Stated capital (cont'd)

     c)   PSUs
          Certain executives of the Corporation have been granted PSUs. PSUs are notional shares which fluctuate with the BCI share price and vest over a period of four years. As at December 31, 2002, 265 PSUs were outstanding of which 215 were vested. The compensation expense related to PSUs amounted to $92,400 in 2002, ($nil in 2001, $990,000 in 2000).

     d)   BCE Employees' Savings Plan ("ESP")
          The ESP enables non-executive employees of BCI to acquire BCE common shares through regular payroll deductions plus employer contributions, if applicable. Under the terms of the ESP, employees can choose each year to have up to 10% of their annual salary and annual incentive plan ("AIP") bonus withheld to purchase common shares. BCI matches employees' contributions up to 2% of these earnings. Compensation expense related to the ESP amounted to $37,128 in 2002 ($86,433 in 2001, $153,152 in 2000).

     e)   BCI Employee Share Investment Plan ("ESIP")
          The ESIP enabled BCI executive employees to contribute up to 10% of their eligible earnings (salary and target bonus) in order to acquire BCI shares. BCI matched 50% of the shares acquired with the executive's contribution up to 3% of their eligible earnings. The Corporation's contribution was delivered in PSU's. The ESIP was discontinued in 2002.

     f)   BCE - Stock options
          Certain executives and key employees of the Corporation have been granted options by BCE. Under the terms of the plan, the subscription price for each share covered by an option is established at 100% of the market value of a share on the last trading day prior to the effective date of the grant. The options are exercisable during a period not to exceed ten years. The right to exercise the options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first twelve months after the date of the grant. As a result of the distribution of Nortel in May 2000 each of the then outstanding BCE stock options was replaced by a new stock option which, in addition to the right to acquire one BCE common share, gave the holder the right to acquire approximately 1.57 post-split common shares of Nortel (BCE/Nortel options). Prior to 2000, simultaneously with the grant of an option, certain employees of the Corporation may have also been granted the right to an SCP. As a result of the distribution of Nortel common shares, the related SCPs were appropriately adjusted. The amount of any SCP is equal to the increase in market value of the number of the BCE and Nortel shares covered by SCPs from the date of grant of SCPs to the date of exercise of the option to which the SCP is related. Compensation expense related to SCPs amounted to nil in 2002 ($1,000,000 in 2001, $9,309,000 in
          2000).


--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

18.  Stated capital (cont'd)

     The following table summarizes information concerning BCE stock options granted on a post-split basis:

                                         2002                           2001                        2000
                             ----------------------------    --------------------------    ---------------------------
                                               Weighted-                      Weighted-                      Weighted-
                                               average                        average                        average
                                               exercise                       exercise                       exercise
                                               price per                      price per                      price per
                             Number of         share        Number of         share       Number of          share
                             options           $            options           $           options            $
                             ----------------------------    --------------------------    ---------------------------
Outstanding,
beginning of year            170,188           12.39        200,217          11.68        247,426            10.88
Granted during the year      -                 -                        -     -           -                  -
Exercised during the year    (22,598)          7.39         (25,569)          7.14        (47,209)            7.38
Forfeited during the year    -                 -            (4,460)           7.79        -
Outstanding, end of year     147,590           13.16        170,188          12.39        200,217            11.68
Exercisable, end of year     147,590           13.16        143,522          11.46        117,251             9.93




     The following table presents additional information concerning BCE stock options granted to certain executives and key employees of the Corporation at December 31, 2002:

--------------------------------------------------------------------------------
                               Options outstanding
--------------------------------------------------------------------------------
                                                                       Weighted-
                                                                        average
                                                                       exercise
                                        Weighted-average               price per
   Range of                Number          remaining                     share
exercise prices         outstanding   contractual life (years)             $
--------------------------------------------------------------------------------
$5.30 to $8.24          62,590               4                           7.56
$15.07 to $17.95        85,000               2                          17.27
                    ----------------
                        147,590              3                          13.16
                    ================


     Earnings Per Share

     The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations:

                                                                  2002               2001                2000
                                                             ---------------    ----------------    ----------------
       Numerator:
       Net loss from continuing operations                   $     (612,353)    $     (525,469)     $     (224,217)
       Interest on convertible debentures                            (3,233)           (28,144)            (27,483)
                                                             ---------------    ----------------    ----------------
       Net loss from continuing operations applicable to     $     (615,586)    $     (553,613)
         common shares - basic and diluted                                                          $     (251,700)
                                                             ===============    ================    ================

       Denominator (in thousands):
       Weighted-average number of shares basic and diluted           35,150                659                658
                                                             ===============    ================    ================
       Basic and diluted loss from continuing operations     $       (17.51)    $      (840.08)     $     (382.52)
         per share
                                                             ===============    ================    ================

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

18.  Stated capital (cont'd)

     For the years ended December 31, 2002, 2001 and 2000 the Corporation excluded potential common shares equivalents from the loss per share from continuing operations calculation as they were anti-dilutive.

     The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                                                          2002             2001               2000
                                                               ---------------   --------------     ---------------
     Numerator:
     Net earnings (loss)                                       $   40,021         $    (305,447)     $     183,486
     Interest on convertible debentures                            (3,233)              (28,144)           (27,483)
     Numerator for basic earnings (loss) per share -
       net loss applicable to common shares                        36,788              (333,591)           156,003
     Effect of dilutive securities:
       Convertible debentures                                      -                   -                    27,483
     Numerator for diluted earnings (loss) per share -
       net earnings (loss) applicable to common
       shares after assumed conversions                        $   36,788         $    (333,591)    $      183,486

     Denominator (in thousands):
     Denominator for basic earnings (loss) per share -
       weighted-average number of shares                           35,150              659                 658
     Effect of dilutive securities:
       Convertible debentures                                      -                   -                   152
       Employee stock options                                      -                   -                   4
     Dilutive potential common shares                              -                   -                   156
       Denominator for diluted earnings (loss) per
       share - adjusted weighted-average shares and
       assumed conversions                                         35,150              659                 814
     Basic (loss) earnings per share                           $   1.05           $    (506.21)      $     237.09
     Diluted (loss) earnings per share                         $   1.05           $    (506.21)      $     225.41


     For the years ended December 31, 2002 and 2001, the Corporation excluded potential common shares equivalents from the loss per share calculation as they were anti-dilutive.


19.  Interest expense

                                                             2002                2001                2000
                                                  ---------------    ----------------    ----------------
Interest expense - long-term debt                 $        52,343       $     77,397       $     30,221
Interest expense - other                                   69,557            150,990             63,025
                                                  $       121,900       $    228,387       $     93,246
                                                  ===============    ================    ================

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------


20.  Loss on investments

     The loss on investments is comprised of the following:

                                                                     2002                     2001              2000
                                                                --------------      --------------     --------------
     Sale of Telecom Americas (See Note 7)                      $   (339,327)       $            -     $            -
     Write-down of investment in Canbras & Axtel (see Note 7)       (71,627)                     -                  -
     Discount on partial payment of the AMX Note (See Note 7)        (4,036)                     -                  -
     Put Option (see Note 17)                                         -                  (149,114)                  -
     Write-down of SK Telecom shares (see Note 7q)                    -                          -           (105,730)
     Sale of SK Telecom shares                                        -                   (56,948)                  -
     Amortization of deferred gain (see Note 7)                       2,764                 6,648                 555
     Dilution gain on Telecom Americas (a)                            -                    41,223                   -
     Other                                                            -                       565                   -
                                                                $  (412,226)        $    (157,626)     $     (105,175)
                                                                ===============     ==============     ===============


     (a) On July 13, 2001, BCI and America Movil each tendered shares of Telecom Americas to redeem US$275,000,000 and US$140,898,000 respectively of notes due to Telecom Americas. As a result, BCI's economic interest in Telecom Americas declined from 44.3% to 41.7% and BCI recognized a $41,223,000 dilution gain. America Movil's economic interest increased from 44.3% to 45.5% and SBC's economic interest increased from 11.4% to 12.8%.


21.  Other income (expense)

                                2002                2001               2000
                           --------------      --------------     --------------
     Interest income        $   18,629        $     24,683        $     6,644
     Other (1)(2)              (16,915)             15,988                  3
                            $    1,714        $     40,671        $     6,647
                           ==============      ==============     ==============

     (1) Other expense for 2002 includes $12,558,000 for the accretion in value from January 1, 2002 to July 12, 2002 for the Put Option (see
          Note 17).
     (2) During 2001, an operating company's debt to a third party was forgiven resulting in a gain of $14,537,000.

22.      Income taxes

         Net future income taxes are classified as long-term future income tax liabilities. The Corporation has Canadian non-capital tax losses from operations carried forward amounting to approximately $450,222,000, expiring at various dates to the year 2009. In addition, the Corporation has Canadian capital losses from operations amounting to approximately $53,653,000, that can be carried forward indefinitely. The statutory tax rate applicable to the non-capital losses is 31.02% and for the capital losses is 38.37%. The benefit of these losses has not been reflected in the consolidated financial statements except to the extent of certain future income tax liabilities.

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------


22.      Income taxes  (cont'd)

         As at December 31, future income taxes are as follows:

                                                                                 2002                   2001
                                                                            ---------------        ----------------
        Future income tax assets:
             Tax benefits on losses                                         $    149,952           $    720,189
                                                                            ---------------        ----------------
        Future income tax liabilities:
             Undistributed earnings                                                    -                 79,733
             Current assets                                                          215                 10,006
             Fixed assets                                                              -                 13,646
             Licenses                                                                  -                  5,756
             Other assets                                                              -                 17,433
             Current liabilities                                                       -                 39,492
                                                                            ----------------       ----------------
        Total future income tax liabilities                                          215                166,066
                                                                            ---------------        ----------------
                                                                                 149,737                554,123
        Valuation Allowance                                                     (149,737)              (633,856)
                                                                            ---------------        ----------------
        Future income tax liability, net (see Note 4)                       $          -           $     79,733
                                                                            ===============        ================

     The reconciliation of income taxes at Canadian statutory rates to income tax expense for continuing operations is as follows:

                                                                     2002                 2001                2000
                                                                -------------        -------------       -------------
        Income tax expense (recovery) at Canadian statutory
        rates, including provincial income taxes                $   (263,294)        $   (245,478)       $  (146,403)
        Reduction (increase) of tax recovery resulting from:
          Loss on sale of investments not tax                        175,731               70,454             48,416
            effected
          Difference between Canadian statutory rates                   (992)              20,371             17,438
            and those applicable to foreign operations
          Losses not tax effected                                     88,555              154,653             80,549
                                                                -------------        -------------       -------------
         Income tax expense                                      $         -         $          -        $         -
                                                                =============        =============       =============


23.  Supplementary cash flow information

                                                                     2002                 2001                2000
                                                                --------------       --------------      -------------
        a)   Changes in working capital items
             Decrease (increase) in current assets
              Accounts receivable                               $      (4,404)        $     48,636       $       8,042
              Inventory                                                26,080              (17,161)              1,132
              Prepaid expenses and other current assets                (3,466)              (4,915)              4,982
             (Decrease) increase in accounts payable and
              accrued liabilities                                     (66,267)              16,128              42,643
                                                                --------------       --------------      -------------
              Decrease (increase) in working capital items      $     (48,057)        $     42,688       $      56,799
                                                                ================      ============       ==============
         b) Other cash flow information
             Interest paid                                      $     100,526        $     137,696       $      73,097
                                                                ==============        =============      ==============

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

24.  Postretirement benefits

     BCI maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for substantially all its employees based on length of service and rate of pay. Certain employees participate in a defined contribution plan. BCI's funding policy is to make contributions to its pension funds based on various actuarial cost methods as permitted by pension regulatory bodies. BCI is responsible to adequately fund the plans. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities, government and corporate bonds, debentures and secured mortgages.

     The changes in the benefit obligations and in the fair value of assets and the funded status of the defined benefit plans as at December 31, were as follows:

                                                      Pension             Other              Pension            Other
                                                     Benefits            Benefits           Benefits          Benefits
                                                       2002                2002               2001              2001

                                                   --------------      -------------      --------------     ------------
      Change in benefit obligations:
           Benefit obligation, beginning of year   $    15,068         $      577             $ 12,646        $     773
           Current service cost                            329                 14                  589               13
           Interest cost                                   976                 38                  905               55
           Actuarial (gains)/losses                     (2,355)               193                2,098             (264)
           Benefit payments                               (751)                 -               (1,170)               -
                                                   --------------      -------------      --------------     ------------
           Benefit obligation, end of year          $   13,267         $      822             $ 15,068        $     577
                                                   --------------      -------------      --------------     ------------
      Change in fair value of plan assets:
           Fair value of plan assets, beginning
             of year                                $   19,306         $        -             $ 18,717        $       -
           Return on plan assets                         1,571                  -                1,577                -
           Benefit payments                               (751)                 -               (1,170)               -
           Actuarial gains                              (4,050)                 -                  182                -
                                                   --------------      -------------      --------------     ------------
           Fair value of plan assets, end of        $   16,076         $        -             $ 19,306        $       -
             year                                  --------------      -------------      --------------     ------------
      Plan surplus (deficit)                             2,809               (822)            $  4,238        $    (577)
      Unamortized net actuarial (gains) losses           3,146                 72                1,451             (139)
      Unamortized transitional (asset) obligation       (4,282)                 -               (4,710)             236
      Valuation allowance                               (1,673)                 -                 (979)               -
                                                   --------------      -------------      --------------     ------------
      Accrued benefit asset (liability)             $        -          $    (750)            $    -          $    (480)
                                                   ==============      =============      ==============     ============

         The significant assumptions adopted in measuring the Corporation's pension and other benefit obligations as at December 31, were as follows:

                                                      Pension             Other              Pension            Other
                                                     Benefits            Benefits           Benefits          Benefits
                                                       2002                2002               2001              2001
                                                   --------------      -------------      --------------     ------------
         Weighted-average discount rate                6.5%                6.5%               6.5%              6.5%
         Expected long-term rate of return on
         plan assets                                   8.3%                 -                 8.75%               -
         Rate of compensation increase                 3.5%                3.5%               3.5%              3.5%
         Inflation                                     2.5%                2.5%               2.5%              2.5%


         For measurement purposes, a 10.5% (prescription medication) and 4.5% (other) annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) was assumed for 2002. This prescription medication rate was assumed to gradually decline to 4.5% over six years and remain at that level thereafter.


--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

24.  Postretirement benefits (cont'd)

     The net benefit expenses for the years ended December 31, included the following components:

                                                 Pension             Other             Pension            Other
                                                  Benefits         Benefits           Benefits          Benefits
                                                    2002             2002               2001              2001
                                                 -----------      ------------       ------------      ------------

         Current service cost                     $   329         $     14          $     589         $       13
         Interest cost                                976               38                905                 55
         Expected return on plan assets            (1,571)               -             (1,577)                 -
         Amortization of net actuarial gain             -              (18)                 -               (125)
         Amortization of transitional                (428)             236               (428)               237
         obligation
         Increase in valuation allowance              694                -                511                  -
                                                 -----------      ------------       ------------      ------------
         Net benefit expense                     $      -         $    270           $         -        $    180
                                                 ===========      ============       ============      ============

25.  Commitments and contingencies

     The Corporation has not accrued any amounts with respect to the following contingencies:

     a) As part of the Vesper financial restructuring, which was concluded in November 2001, the Corporation entered into agreements (the "Vesper Guarantees") with certain Brazilian banks to guarantee 31.4% of the US dollar equivalent of the Vespers' debt outstanding with such banks. At the time BCI entered into the Vesper Guarantees, the aggregate debt (the "Vesper Debt") outstanding with such banks, which is principally denominated in Brazilian reais, represented the equivalent of approximately US$102.9 million. BCI's exposure under the Vesper Guarantees was capped at a maximum amount of US$32.3 million.

          In January 2003, the Vesper companies entered into transactions that resulted in a prepayment of a portion of the Vesper Debt. Following this prepayment, the total Vesper Debt was the equivalent of approximately US$66.3 million and BCI's exposure under the Vesper Guarantees was approximately US$20.8 million. BCI's guarantee exposure will fluctuate if there are further reductions in the Vesper Debt based on the value of the Brazilian real relative to the US dollar at the time of such reductions, subject to the cap of US$32.3 million.

          Twenty five percent of the Vesper Debt is due in November 2004 and the remaining seventy five percent is due in November 2005. The Vesper Guarantees can be called if:

               a) The Vespers default in the repayment of the principal amount of the loans at maturity or upon early acceleration; or

               b) In the event BCI is dissolved or liquidated.

          To the extent that BCI is required to pay the Vesper
          Guarantees, it will become a creditor of the Vespers.

     b) Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately US$70 million relating to the provision by Comcel of long-distance services through voice-over internet protocol (VOIP) between December 1998 and September 1999. Comcel is currently appealing the initial finding that it improperly provided VOIP services. It is not expected that there will be a hearing of this appeal before the second half of 2003, and any decision on this appeal is itself subject to further appeal. Comcel's Colombian counsel believes that, even if unsuccessful in this appeal process, the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis.

          BCI has agreed to indemnify Comcel and its affiliates for the initial US$5 million of damages and for any damages Comcel may suffer in excess of US$7.5 million. Comcel is responsible for any damages incurred in excess of US$5 million and up to US$7.5 million.

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

25.  Commitments and contingencies (cont'd)

     c) On April 29, 2002, BCI announced that a lawsuit had been filed with the Court by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures. The plaintiffs seek damages from BCI and its directors and BCE up to an amount of $250 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's Recapitalization Plan. In accordance with an agreement reached among the parties to this lawsuit, the Court has ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action have abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages).
          The plaintiffs have also agreed to the dismissal of the class action against BMO Nesbitt Burns Inc., one of the original defendants in the proceeding.

     d) On September 27, 2002 a lawsuit was filed with the Court by a BCI common shareholder. The Plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE, in connection with the issuance of BCI common shares on February 15, 2002 pursuant to the Recapitalization Plan and the implementation of the Plan of Arrangement.


          BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions, including contesting the certification of the lawsuit as a class action, to vigorously defend its position.

     e) La Caisse de depot et placement du Quebec ("CDP") which, as at December 21, 2001, held in the aggregate approximately $141 million of BCI's 6.50% and 6.75% convertible unsecured subordinated debentures, has threatened to institute legal proceedings or otherwise pursue its claims against BCI, in connection with its allegations that the Recapitalization Plan resulted in inequitable treatment of debenture holders as compared with the holders of common shares. On October 18, 2002, a Notice of Appearance was filed with the Court requesting that all documents produced in connection with the Plan of Arrangement be served upon CDP.

          BCI believes the allegations are without merit. In the event that litigation is commenced or the claims asserted by other means, BCI intends to take all appropriate actions to vigorously defend its position.

          The Corporation is unable to ascertain the ultimate amount of monetary liability or financial impact of this matter and therefore cannot determine whether this threatened legal proceeding has a material adverse impact on the consolidated financial position or results of operations of the Corporation.

     f) At December 31, 2002, the Corporation is committed in the aggregate amount of $912,000 under the terms of operating leases with various expiration dates for the rental of premises and equipment.

          Annual lease payments in 2002 amounted to $1,029,000 (2001 - $17,369,000, 2000 - $20,299,000). Future payments will be as follows:

          2003              2004            2005           2006          2007
      -------------     -----------     -----------    -----------    ----------
      $        912       $        -     $         -    $         -    $        -
      =============     ============    ===========    ===========    ==========

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

26.  Related party transactions

     In the normal course of business, the Corporation had transactions which were measured at exchange amounts with BCE, its affiliated companies and associated companies as follows:

                                                                               2002            2001            2000
                                                                           -----------     -----------     --------
        BCE and affiliated companies: (1)
            Purchase of goods and services                                 $       -       $      81      $    1,226
            Purchase of fixed assets                                               -               -           9,135
            Selling, general and administrative expenses                       1,123           1,509           1,822
            Interest income                                                       88             148             468
            Other interest expense                                             1,034           2,253          19,645
        Associated companies: (2)
             Interest on convertible debentures                            $       -        $      -       $   2,620


        (1) Affiliated companies are companies under the common control of the Corporation's ultimate parent company.
        (2) Associated companies are companies where the Corporation or the Corporation's ultimate parent company exercises significant influence.

27.  Segmented information

     As of December 31, 2001, the Corporation's continuing operations were in only one operating segment: Brazil Mobile, which was comprised of four cellular companies in Brazil.


28.  Financial instruments

     a)   CURRENCY RISK
          The Corporation is exposed to market risks from changes in foreign currency rates. From time to time, the Corporation enters into foreign currency contracts to mitigate this risk. (See Note 7)

          The Corporation does not trade derivative financial instruments.

     b)   CREDIT RISK
          The Corporation's financial assets that are exposed to credit risk consist primarily of temporary investments. Credit risk is minimized substantially by ensuring that these financial assets are invested in commercial paper and corporate bonds with investment grade credit rating.

          Financial instruments which potentially subject the Corporation to concentration of credit risk consist principally of accounts receivable from customers and distributors. The Corporation's customers from former continuing operations were located in Brazil. The ability of the customers to pay their debts depended, in part, upon the general condition of the Brazilian economy. Generally, the Corporation did not require collateral or other security to support receivables.

     c)   FAIR VALUE OF FINANCIAL INSTRUMENTS
          As at December 31, 2002 the Corporation's financial instruments were comprised of cash and cash equivalents, temporary investments, notes receivable, accounts receivable, the FX Option, accounts payable and accrued liabilities and long-term debt.

          Fair values approximate amounts at which financial instruments could be exchanged for instruments of similar risk, principal and remaining features. Fair values are based on estimates using present value and other valuation techniques which are significantly


--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

28.  Financial instruments (cont'd)

     affected by assumptions concerning future cash flows and discount rates and should not be interpreted as being realizable in an immediate settlement of the instruments.

     Estimated fair value of the Corporation's financial instruments, where the fair value differs from the carrying amounts in the financial statements as at December 31, 2002 and 2001, are as follows:


                                                          2002                                   2001
                                            ---------------------------------      ---------------------------------

                                              Carrying           Estimated           Carrying           Estimated
                                               value            fair value            value            fair value
                                            -------------      --------------      -------------      --------------
               Long-term debt               $    160,000       $    161,600        $  2,201,253       $  2,094,261
                                            -------------      --------------      -------------      --------------
               Temporary investments
               (see Note 3)                 $    146,488       $    148,000        $          -       $          -
                                            =============      ==============      =============      ==============



          The carrying amounts of cash and cash equivalents, notes receivable, accounts receivable, the FX Option, short-term loan facilities, notes payable and accounts payable, in the consolidated balance sheets, approximate their estimated fair values.

     d)   INTEREST RATE RISK
          The Corporation is exposed to interest rate risk from changes in the general level of interest rates on its fixed-rate long-term debt and does not currently hold any financial instruments that mitigate this risk.


29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures

     These consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain material respects from US GAAP. While the information presented below is not a comprehensive summary of all differences between Canadian and US GAAP, other differences are considered unlikely to have a significant impact on the consolidated net earnings and shareholders' equity of the Corporation.

     The reconciliation of net earning (loss) and shareholder's equity for the years ended December 31, 2001 and 2000 and for 181 days ended June 30, 2002 were prepared on the going concern basis of accounting, which contemplated realization of assets and satisfaction of liabilities in the normal course of operations. As a result of the adoption of the Plan of Arrangement (see Note 1), the Corporation adopted the liquidation basis of accounting under US GAAP effective July 1, 2002. This basis of accounting is considered appropriate when, amongst other things, steps are underway to liquidate the Corporation and the net realizable value of assets is reasonably determinable. Under US GAAP, a consolidated statement of net assets is presented as at December 31, 2002 and a statement of changes in net assets is presented for the 184 days ended December 31, 2002. Under Canadian GAAP, a consolidated balance sheet is presented as at December 31, 2002 and statement of earnings is presented for the year ended December 31, 2002.

     Under US GAAP, the consolidated statement of net assets includes Canbras, accounted for on a consolidated basis, and Axtel, using the equity basis accounting (see Note 29 t)). Under Canadian GAAP, Canbras and Axtel have been accounted for as long term investments recorded at the lower of carrying value and net realizable value.

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)


     FOR THE 184 DAYS ENDED DECEMBER 31, 2002


     CONSOLIDATED STATEMENT OF OPERATIONS
     PERIOD FROM JULY 1, 2002 TO DECEMBER 31, 2002

     Revenues                                                  $     27,908

     Cost of Sales                                                    7,303
     Selling, general and administrative expenses                    21,517
     Depreciation and amortization                                   12,848
                                                              -----------------

     Operating loss                                                 (13,760)

     Equity in net loss of a joint venture investee                 (14,431)
     Foreign exchange gain                                           12,918
     Loss on investments                                             (4,036)
     Interest expense                                               (12,851)
     Other                                                           12,989
                                                              -----------------

     Loss before non-controlling interest                           (19,171)

     Non-controlling interest                                          (136)
                                                              -----------------
     Net loss                                                   $   (19,307)
                                                              =================




     CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
     PERIOD FROM JULY 1, 2002 TO DECEMBER 31, 2002

     Net assets under Plan of Arrangement as of July 1, 2002                           $   332,847
          Net loss                                                                         (19,307)
          Estimated costs to carry out Plan of Arrangement  e)                             (42,500)
          Write-down of assets to liquidation basis  f)                                    (49,612)
                                                                                        -----------------

     Net assets under Plan of Arrangement as of December 31, 2002                      $   221,428
                                                                                        =================

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------


29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)


     CONSOLIDATED STATEMENT OF NET ASSETS
     AS AT DECEMBER 31, 2002

     Current assets
     Cash and cash equivalents                                                        $     12,245
     Temporary investments                                                                 146,488
     Notes receivable                                                                      268,532
     Accounts receivable                                                                     3,372
     Inventory                                                                                 300
     Prepaid expenses and other current assets                                               4,192
                                                                                     -----------------
                                                                                           435,129

     Fixed assets, net   a)                                                                111,422
     Licenses, net       b)                                                                 46,374
     Deferred charges    c)                                                                 15,268
     Investment, at equity                                                                     569
                                                                                     -----------------
        Total assets                                                                  $    608,762

     Current liabilities
     Accounts payable and accrued liabilities                                         $     43,383
     Long-term debt due within one year    d)                                               14,593
                                                                                     -----------------
                                                                                            57,976

     Long-term debt      d)                                                                174,578
     Reserve for estimated costs during liquidation period   e)                             42,500
     Non-controlling interest                                                               62,668
                                                                                     -----------------
        Total liabilities                                                                  337,722

                                                                                     -----------------
     Net assets before write-down                                                          271,040

     Less: Excess of historical cost over net realizable value of Axtel
     and Canbras         f)                                                                 49,612

                                                                                     -----------------
     Net assets                                                                       $    221,428
                                                                                     =================


--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)



     FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2002
     AND FOR 181 DAYS ENDED JUNE 30, 2002

     All material differences between Canadian GAAP and US GAAP and the effect on net loss and shareholders' equity are presented in the following table with an explanation of the adjustments.

     RECONCILIATION OF NET EARNINGS (LOSS):

                                                                                      Years ended December 31,
                                                                                --------------------------------------
                                                            181 days ended
                                                             June 30, 2002           2001                2000
                                                             -------------      -------------       ---------------
     Net earnings (loss) applicable to common shares
     reported under Canadian GAAP   (v)                  $      105,707      $       (333,591)     $       156,003
     US GAAP adjustments for:
     Pre-operating expenses (h)                                     330                 2,252               (9,398)

     Amortization of license (j)                                      -                 1,144                3,596
     Capitalized foreign exchange losses (k)                          -               (1,755)               (4,120)
     Convertible debenture issue costs (l)                         (387)              (3,000)               (3,008)
     Gain on sale (o)                                           172,242               115,916              (41,749)
     Income taxes (p)                                                 -                     -              (34,518)

     Goodwill impairment charge (q)                            (732,431)                    -                    -
     Other                                                          279                (1,245)             (13,217)
                                                         ----------------    -----------------    -----------------
     Net earnings (loss) applicable to common shares
     under US GAAP                                       $     (454,260)     $       (220,279)    $         53,589
                                                         ================    =================    =================
     Net earnings (loss) per share under US GAAP -
     Basic (r)                                           $       (15.03)     $        (334.26)    $          81.44
                                                         ================    =================    =================
     Net earnings (loss) per share under US GAAP -
     Diluted (r)                                         $       (15.03)     $        (334.26)    $          80.95
                                                         ================    =================    =================



     RECONCILIATION OF SHAREHOLDERS' EQUITY:
                                                                                      Years ended December 31,
                                                                                --------------------------------------
                                                            181 days ended
                                                             June 30, 2002           2001                2000
                                                             -------------      -------------       ---------------
     Shareholders' equity reported under Canadian GAAP   $      332,847      $      338,518       $      446,783
     US GAAP adjustments for:
     Deferred handset subsidy costs (g)                              -                4,098                6,577
     Pre-operating expenses (h)                                      -               (5,925)             (61,365)
     Additional non-controlling interest losses (i)                  -              (50,983)             (50,983)
     Amortization of license (j)                                     -              (21,250)             (22,394)
     Capitalized foreign exchange losses (k)                         -              (11,200)              (9,445)
     Convertible debenture issue costs (l)                           -                  387                3,387
     Dilution gain (m)                                               -              (74,734)             (74,734)
     Convertible debentures (n)                                      -             (436,826)            (425,558)
     Other                                                           -              (12,856)             (16,949)
                                                         ----------------    -----------------    -----------------
     Shareholders' equity under US GAAP                  $     332,847       $     (270,771)      $     (204,681)
                                                         ================    =================    =================


--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

     Explanation of differences and other supplemental US GAAP disclosures:

     a)   FIXED ASSETS

                                                                         Accumulated
                                                                         depreciation/      Net book
                                                            Cost         amortization         value
                                                         ------------   -------------     ------------
          Network equipment                            $  136,505        $  48,863         $  87,642
          Network equipment under construction              5,307            1,931             3,376
          Other Equipment                                  26,064            6,043            20,021
          Leasehold improvements                            1,282              899               383
                                                      ------------    -------------     ------------
                                                       $  169,158        $  57,736         $ 111,422
                                                      ============    =============     ============
     b)   LICENSES

                                                                        Accumulated         Net book
                                                            Cost         amortization         value
                                                         ------------    -------------     ------------
          Licenses                                        $   56,444     $    10,070        $  46,374
                                                         ------------    -------------     ------------
                                                          $   56,444     $    10,070        $  46,374
                                                         ============    =============     ============
     c)   DEFERRED CHARGES
          Pre-maturity costs                                                                $   8,048
          Deferred financing costs                                                              2,641
          Other costs                                                                           4,579
                                                                                           ------------
                                                                                            $  15,268
                                                                                           ============
     d)   LONG-TERM DEBT Canbras:
          Floating rate note facility, bearing interest at LIBOR
          plus  4.50% to LIBOR plus 7.50%, due in 2007                                      $  29,171
                                                                                           ------------
                                                                                               29,171
                                                                                           ------------
          BCI:
            11.0% senior unsecured notes, redeemable at the option of
            the issuer, repayable in 2004                                                     160,000
                                                                                           ------------
                                                                                              160,000
                                                                                           ------------
                                                                                              189,171
                                                                                           ------------
            Less: due within one year                                                          14,593
                                                                                           ------------
                                                                                            $ 174,578
                                                                                           ============



          Estimated principal repayments of long-term debt outstanding at December 31, 2002 over the next five years are as follows:

         2003            2004            2005            2006           2007
    -------------    ------------    ------------    ------------    -----------
    $    14,593       $   174,578      $        -     $         -     $        -
    =============    ============    ============    ============    ===========


--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------


29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

     e)   LIQUIDATION COSTS
          Under US GAAP costs to effect a liquidation are accrued at the time liquidation basis accounting becomes appropriate, whereas under Canadian GAAP liquidation costs are expensed as incurred.

     f)   WRITE-DOWN
          In order to convert assets at estimated net realizable value under liquidation basis of accounting, the Corporation recorded a provision to adjust its assets to net realizable value during the period from July 1, 2002 to December 31, 2002.

     g)   DEFERRED HANDSET SUBSIDY COSTS
          Until January 1, 2000, the excess of cost over the selling price of handsets was deferred and amortized over the initial contract terms. Under US GAAP, such costs are treated as period costs.

     h)   PRE-OPERATING EXPENSES
          Certain pre-operating expenses have been capitalized whereas, under US GAAP, these costs are expensed as incurred.

     i)   ADDITIONAL  NON-CONTROLLING INTEREST LOSSES
          Under US GAAP, the cessation of loss allocation to the Comcel non-controlling shareholders occurred effective at the beginning of 1999.

     j)   AMORTIZATION OF License
          Until January 31, 1997 Comcel's license was amortized using the units of activation method. Under US GAAP, the license was amortized using the straight-line method over a period of 10 years. Effective February 1, 1997, the license has been amortized on a straight-line basis over 17 years under both Canadian and US GAAP.

     k)   CAPITALIZED FOREIGN EXCHANGE LOSSES
          Foreign exchange losses incurred during the pre-operating period have been capitalized whereas under US GAAP foreign exchange gains or losses are not subject to capitalization. Consequently, the amounts capitalized and the related amortization under Canadian GAAP have been reversed and treated as a period expense for US GAAP purposes.

     l)   CONVERTIBLE DEBENTURE ISSUE COSTS
          Issue costs related to the convertible debentures are charged to retained earnings. Under US GAAP, these costs are amortized on a straight-line basis over the term of the convertible debentures.

     m)   DILUTION GAIN
          Under US GAAP, any transfer of property between entities under common control is to be measured at the carrying amount of the items transferred. As a result, the dilution gain recorded by the Corporation during 1998 relating to the transfer of the Corporation's interest in Occel to Comcel was reversed for US GAAP purposes.

     n)   CONVERTIBLE DEBENTURES
          The convertible debentures are treated as equity. For US GAAP purposes the convertible debentures are classified as debt. As of February 15, 2002, the convertible debentures were settled by issuance of common shares.

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------


29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

     o)   GAIN ON SALE
          Under US GAAP, the gain on sale of investments is different from that under Canadian GAAP as a result of US GAAP differences in the underlying equity value of investments disposed of.

     p)   INCOME TAXES
          On January 1, 2000 the Corporation adopted the recommendation of CICA section 3465 "Income taxes". The recommendations of Section 3465 are similar to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" issued by the Financial Accounting Standards Board ("FASB"). Effective January 1, 2000 accounting recommendations under Canadian GAAP are consistent, in all material respects, with US GAAP.

     q)   GOODWILL IMPAIRMENT
          Under US GAAP the initial goodwill impairment charge resulting from the transitional provisions is charged to the statement of operations recorded as cumulative effect of accounting change. Under Canadian GAAP the charge is recorded as an adjustment to opening retained earnings.

     r)   EARNINGS PER SHARE

          The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                                          181 days ended
                                                           June 30, 2002              2001                 2000
                                                          -----------------     -----------------    -----------------
                 Numerator:
                 Numerator for basic earnings (loss)per
                  share - net earnings (loss)
                  applicable to common shares             $     (454,260)        $    (220,279)       $      53,589
                                                          ---------------       ---------------      --------------
                 Denominator (in thousands):
                 Denominator for basic earnings (loss)
                  per share-weighted-average number
                  shares                                          30,219                   659                  658
                                                          --------------        --------------       --------------
                 Effect of dilutive securities:
                 Employee stock options                                -                     -                    4
                                                          --------------        --------------       --------------
                 Denominator for diluted earnings
                  (loss) per share-adjusted weighted-average
                  number of shares and
                  assumed conversions                             30,219                  659                   662
                                                          ===============       ==============        ==============
                 Basic earnings (loss) per share          $       (15.03)        $    (334.26)                81.44
                                                          ===============       ==============        ==============
                 Diluted earnings (loss) per share        $       (15.03)        $    (334.26)                80.95
                                                          ===============       ==============        ==============



          For the years ended December 31, 2002 and 2001, the Corporation excluded potential common shares equivalents from the loss per share calculation as they were considered anti-dilutive.


--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

          The following table sets forth the computation of basic and diluted loss per share from continuing operations:

                                                       181 days ended
                                                        June 30, 2002             2001                  2000
                                                      ------------------    ------------------    -----------------
             Numerator:
             Numerator for basic and diluted
              earnings (loss) per share - net
              earnings (loss) from continuing
              operations applicable to common
              shares                                  $   (1,263,018)        $    (555,793)        $    (258,597)
                                                      ===============       ===============       ===============
             Denominator (in thousands):
             Denominator for basic and diluted
              earnings (loss) per
              share-weighted-average number of
              shares                                          30,219                   659                  658
                                                      ===============        ==============        ==============
             Basic and diluted earnings (loss)
              from  continuing operations per share   $      (41.80)          $    (843.39)         $    (393.00)
                                                      ===============        ==============        ==============


          For the years ended December 31, 2002, 2001 and 2000, the Corporation excluded potential common shares equivalents from loss per share from continuing operations calculation as they were anti-dilutive.

     s)   FAIR VALUE OF STOCK OPTIONS
          The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing model regarding the 1997 Plan and the ultimate parent Company's plan and using a binomial option pricing model for the 2000 Plan. The following assumptions were used for grants, for the respective Stock Option Plans:

                                                                  2002               2001               2000
                                                              -------------       ------------      -------------
              Dividend yield
                Corporation - 1997 plan                            -                   -                 -
                 Corporation - 2000 plan                           -                   -                 -
                Ultimate parent company                            -                   -                 -

              Expected volatility
                Corporation - 1997 plan                            -                   -               58.4%
                 Corporation - 2000 plan                           -                   -               67.1%
                Ultimate parent company                            -                   -                 -

              Risk-free interest rates
                Corporation - 1997 plan                            -                   -                6.3%
                 Corporation - 2000 plan                           -                   -                6.6%
                Ultimate parent company                            -                   -                 -

              Expected life
                Corporation -  1997 plan                           -                   -             7.8 years
                 Corporation - 2000 plan                           -                   -             4.1 years
                Ultimate parent company                            -                   -                 -



--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

          The Corporation applied US Accounting Principles Board ("APB") 25 and related interpretations in accounting for its stock-based compensation plans. No compensation expense was charged against income in 2002, 2001 and 2000. Stock options and other stock-based awards of the Corporation's parent company granted to executives of the Corporation have also been considered in the determination of stock-based compensation. Had costs for the stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS 123, the Corporation's pro-forma net loss and loss per share would have been as follows:

                                                              181 days ended
                                                               June 30, 2002          2001              2000
                                                              ---------------    --------------     -------------
               Net earnings (loss) applicable to common
               shares under US GAAP
                    As reported                                $   (442,272)         $(220,279)         $ 53,589
                    Total stock-based compensation
                    expense determined under the fair
                    value based method                               (3,075)            (9,354)          (10,166)
                                                              ---------------    --------------     -------------
                    Pro-forma                                      (445,347)          (229,633)           43,423
                                                              ===============    ==============     =============
               Earnings (loss) per share basic and diluted
               under US GAAP
                    As reported                                                        (334.26)            81.44
                    Pro-forma                                                          (348.46)            65.99

               Weighted-average fair value per option of
               options granted by the
                    Corporation - 1997 plan                               -                               28.20
                    Corporation - 2000 plan                               -                                9.70
                    Ultimate parent company                               -                                   -



     t)   PROPORTIONATE CONSOLIDATION
          The proportionate consolidation method is used to account for interests in joint ventures. Under US GAAP, joint ventures which are less than majority-owned but over which the Corporation exercises significant influence would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at and for the years ended December 31, 2001 and 2000 respectively. In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Corporation has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

     u)   COMPREHENSIVE INCOME
          The following table represents comprehensive income in accordance with SFAS 130 "Reporting Comprehensive Income":

                                                                 181 days ended
                                                                 June 30, 2002          2001               2000
                                                                ---------------    ---------------    ---------------
               Net earnings (loss) applicable to common
               shares under US GAAP                             $   (442,272)      $    (220,279)     $     53,589
               Other comprehensive income:
                    Foreign currency translation
                    adjustment, net of tax                           135,708               9,036            (9,400)
                                                                -------------      --------------     -------------
               Comprehensive (loss) income                      $   (306,564)      $    (211,243)     $     44,189
                                                                =============      ==============     =============

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

     v) CONSOLIDATED STATEMENT OF EARNINGS UNDER CANADIAN GAAP FOR 181 DAYS ENDED JUNE 30, 2002.

                                                                181 days ended
                                                                June 30, 2002
                                                               ---------------
           Revenues                                            $    231,639

           Cost of sales                                            101,472
           Selling, general and administrative expenses              69,359
           Depreciation and amortization                             72,786
                                                               ---------------

           Operating loss from continuing operations                (11,978)

           Foreign exchange loss                                    (79,186)
           Interest expense                                        (111,698)
           Loss on investments                                     (336,563)
           Other expense                                               (531)
                                                               ---------------

           Loss from continuing operations before
              Non-controlling interest                             (539,956)

           Non-controlling interest                                   5,274
                                                               ---------------
           Net loss from continuing operations                     (534,682)
           Discontinued operations                                  643,622
                                                               ---------------
           Net earnings                                             108,940
           Interest on convertible debentures                        (3,233)
                                                               ---------------
           Net earnings applicable to common shares            $    105,707
                                                               ===============

     w)   RECENT PRONOUNCEMENTS

          In August 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations", which applies to financial statements for fiscal years beginning after June 15, 2002. The standard covers how to recognize and remeasure obligations associated with the retirement of tangible long-lived assets. The Corporation does not believe that SFAS No. 143 will have any material impact on its results of operations or statement of net assets under US GAAP.

          In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which requires companies that act as guarantors to disclose information in their financial statements about their obligations under certain guarantees. FIN No. 45 defines a guarantee and also requires guarantors to recognize a liability for the fair value of the guarantee obligation.

          The disclosure requirements of FIN No. 45 apply to financial statements for periods ending after December 15, 2002 and have been applied to these consolidated financial statements. The recognition requirements of FIN No. 45 apply to guarantees made or changed after December 31, 2002.

--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------



30.  Comparative figures

     Certain comparative figures have been reclassified in order to conform with the presentation adopted in 2002.

31.  Subsequent events

     a) On March 3, 2003, BCI received the payment of the remaining balance of US$170 million due under the AMX Note. These proceeds represent the final payment on the sale of BCI's interest in Telecom Americas on July 24, 2002. Upon the exercise of the FX Option on March 4, 2003, the Corporation received net proceeds of approximately $264,010,000.

     b) Effective January 1, 2003, BCI's equity interest in Axtel increased from 27.7% to 30.0% for no consideration upon the automatic exercise of an option granted to BCI at the time of the incorporation of Axtel.

          On March 27, 2003, BCI announced that Axtel is proceeding with a series of transactions pursuant to which Axtel's debt will be reduced by US$400 million. These restructuring transactions include a capital call on shareholders in which BCI is not participating.

          In connection with the restructuring, which also includes a settlement of all obligations under a BCI service agreement with Axtel, BCI will receive at closing approximately US$2.7 million in cash and two non-interest bearing notes, one in the amount of approximately US$3.5 million payable in instalments on June 30, September 30 and December 31, 2002, and the other in the amount of approximately US$9.4 million payable in the second quarter of 2006.

          BCI's equity ownership in Axtel will decline from 30.0% to 1.5% on a fully diluted basis.




--------------------------------------------------------------------------------
FORM 20-F

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s
--------------------------------------------------------------------------------



                                  EXHIBIT INDEX

1.1      Articles of Arrangement dated July 17, 2002.

1.2 By-laws of the Corporation dated September 4, 1997 and Administrative Resolution of the Corporation dated September 4, 1997, as amended on May 4, 1999, October 20, 1999, March 7, 2000, May 1, 2002, January 24,
         2003 and May 1, 2003.

2.0      Not applicable.

3.0      Not applicable.

4.0 Plan of Arrangement approved by the Ontario Superior Court of Justice on July 17, 2002; and

         Share Purchase Agreement among Bell Canada International Inc., Bell Canada International Investments Limited and America Movil, S.A. de C.V. dated as of May 31, 2002.

5.0      Not applicable.

6.0      See "Item 18: Financial Statements" of this annual report.

7.0      Not applicable.

8.0      Canbras Communications Corp.

9.0      Not applicable.

10.0     Not applicable.

11.0     Not applicable.

12.1 Certification of Chairman and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Executive Vice-President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

--------------------------------------------------------------------------------
FORM 20-F

                                   SIGNATURES

     The Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



Bell Canada International Inc.


By:       (s) William D. Anderson
         ---------------------------------------------
         William D. Anderson
         Chairman and Chief Executive Officer


Date:  April 30, 2003


--------------------------------------------------------------------------------
FORM 20-F

                      CERTIFICATION PURSUANT TO SECTION 302
                     OF THE U.S. SARBANES-OXLEY ACT OF 2002


     I, William D. Anderson, Chairman and Chief Executive Officer of Bell Canada International Inc., certify that:

1. I have reviewed this annual report on Form 20-F of Bell Canada International Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

          (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

--------------------------------------------------------------------------------
FORM 20-F

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Bell Canada International Inc.


By:  (s) William D. Anderson
    ---------------------------------------------
    William D. Anderson
    Chairman and Chief Executive Officer




April 30, 2003.


--------------------------------------------------------------------------------
FORM 20-F

                      CERTIFICATION PURSUANT TO SECTION 302
                     OF THE U.S. SARBANES-OXLEY ACT OF 2002


     I, Howard N. Hendrick, Executive Vice-President and Chief Financial Officer of Bell Canada International Inc., certify that:

1. I have reviewed this annual report on Form 20-F of Bell Canada International Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

          (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

--------------------------------------------------------------------------------
FORM 20-F

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Bell Canada International Inc.


By: (s) Howard N. Hendrick
    ---------------------------------------------
    Howard N. Hendrick
    Executive Vice-President and Chief
    Financial Officer




April 30, 2003.







--------------------------------------------------------------------------------
FORM 20-F